UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2007.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-0004

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2007

Mizuho Financial Group, Inc.

By:	/s/ Satoru Nishibori
Name:	Satoru Nishibori
Title:	Managing Director / CFO

For Immediate Release:	November 14, 2007

Financial Statements for the First Half of Fiscal 2007

<under Japanese GAAP>

Company Name:	Mizuho Financial Group, Inc. (“MHFG”)
Stock Code Number (Japan): Stock Exchanges (Japan):	8411 Tokyo Stock Exchange (First Section), Osaka Securities Exchange (First Section)
URL:	http://www.mizuho-fg.co.jp/english/
Address:	5-5 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-0004, Japan

Representative:	Name:	Terunobu Maeda	Filing of Hanki Hokokusho (scheduled):	December 27, 2007
	Title:	President & CEO	Trading Accounts :	Established

For Inquiry:	Name:	Mamoru Kishida
	Title:	General Manager, Accounting
	Phone:	+81-3-5224-2030

Amounts less than one million yen and one decimal place are rounded down.

1. Financial Highlights for the First Half of Fiscal 2007 (for the six months ended September 30, 2007)

(1) Consolidated Results of Operations

	(%: Changes from the previous first half)
	Ordinary Income		Ordinary Profits		Net Income		Net Income per Share of Common Stock	Diluted Net Income per Share of Common Stock
	¥ million	%	¥ million	%	¥ million	%	¥	¥
1H F2007	2,256,140	21.0	399,184	(24.7)	327,061	(16.6)	28,272.51	25,804.83
1H F2006	1,863,970	9.5	530,155	17.0	392,338	15.9	33,498.34	30,787.32

Fiscal 2006	4,099,654		748,170		620,965		51,474.49	48,803.07

Reference: Equity in Income from Investments in Affiliates :

1H F2007 ¥5,886 million,        1H F2006 ¥4,201 million,        Fiscal 2006 ¥9,324 million

(2) Consolidated Financial Conditions

	Total Assets	Total Net Assets	Own Capital Ratio	Total Net Assets per Share of Common Stock	Consolidated Capital Adequacy Ratio (BIS Standard)
	¥ million	¥ million	%	¥	%
1H F2007	151,711,905	6,226,971	3.0	321,328.20	11.79	*
1H F2006	148,962,319	5,689,314	2.9	288,908.64	10.97

Fiscal 2006	149,880,031	6,724,408	3.2	336,937.64	12.48

					* Preliminary

Reference:		Own Capital:
		As of September 30, 2007: ¥4,640,955 million; As of September 30, 2006: ¥4,333,940 million; As of March 31, 2007: ¥4,911,293 million

Note:	1.	Own Capital Ratio was calculated as follows: (Total Net Assets - Minority Interests) / Total Assets ×100

	2.	Consolidated Capital Adequacy Ratio (BIS Standard) is based on the “Standards for Bank Holding Company to Consider the Adequacy of Its Capital Based on Assets and Others Held by It and Its Subsidiaries Pursuant to Article 52-25 of the Banking Law” (Financial Services Agency Ordinance Announcement No. 20 March 27, 2006), commencing with Fiscal 2006. The ratio for the First Half of Fiscal 2006 was based on the previous standards.

(3) Conditions of Consolidated Cash Flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at the end of the period/fiscal year
	¥ million	¥ million	¥ million	¥ million
1H F2007	(511,678)	313,647	(528,627)	2,363,820
1H F2006	(3,045,302)	2,572,052	(823,961)	2,091,375

Fiscal 2006	(3,104,934)	3,221,212	(417,280)	3,089,030

2. Cash Dividends for Shareholders of Common Stock

	Cash Dividends per Share
(Record Date)	Interim Period-end	Fiscal year-end	Annual
	¥	¥	¥
Fiscal 2006	—	7,000	7,000
Fiscal 2007	—

Fiscal 2007 (estimate)		10,000	10,000

Note:	Please refer to p.1-3 for cash dividends for shareholders of classified stock (unlisted), the rights of which are different from those of common stock.

3. Earnings Estimates for Fiscal 2007 (for the fiscal year ending March 31, 2008)

	(%: Changes from the previous first half)
	Ordinary Income		Ordinary Profits		Net Income		Net Income per Share of Common Stock
	¥ million	%	¥ million	%	¥ million	%	¥
Fiscal 2007	4,800,000	17.0	830,000	10.9	650,000	4.6	54,880.12

MHFG hereby revises its consolidated earnings estimates for fiscal 2007, which were announced on May 22, 2007. Please refer to “Financial Statements for the First Half of Fiscal 2007, P.1-5 1. Consolidated Results of Operations” and “Summary of Interim Results for Fiscal 2007” for the information regarding revised consolidated earnings estimates.

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Mizuho Financial Group, Inc.

4. Others

(1)	Changes in Significant Subsidiaries during the period

(changes in specified subsidiaries accompanying changes in scope of consolidation): No

(2)	Changes in Accounting Methods and Presentation of Consolidated Financial Statements

(a)	Changes due to revisions of accounting standards etc.: Yes

(b)	Changes other than (a) above: Yes

Please refer to:

Notes 3. 6. 15. 17. 18. 24. 37. 45. 46. 47. to consolidated balance sheet.

Notes 4. to consolidated statement of cash flows.

(3) Issued Shares

	First Half of Fiscal 2007		First Half of Fiscal 2006		Fiscal 2006
	Average Issued Shares	Period-end Issued Shares	Average Issued Shares	Period-end Issued Shares	Average Issued Shares	Year-end Issued Shares
Common Stock	11,688,939	11,396,254	11,942,056	11,872,195	11,907,221	11,872,195
(Treasury Stock)	120,773	4,396	334,288	264,684	299,671	265,040
Common Stock (excluding Treasury Stock)	11,568,165	11,391,857	11,607,768	11,607,511	11,607,550	11,607,155
Fourth Series Class IV Preferred Stock	—	—	77,049	—	38,630	—
Sixth Series Class VI Preferred Stock	—	—	77,049	—	38,630	—
Eleventh Series Class XI Preferred Stock	943,740	943,740	943,740	943,740	943,740	943,740
Thirteenth Series Class XIII Preferred Stock	36,690	36,690	36,690	36,690	36,690	36,690

Note:  Listed above is the number of shares, based on which Net Income per share of common stock (consolidated basis) was calculated.

(Reference) Non-consolidated Financial Statements for the First Half of Fiscal 2007

1. Financial Highlights for the First Half of Fiscal 2007 (for the six months ended September 30, 2007)

(1)	Non-Consolidated Results of Operations

	(%: Changes from the previous first half)
	Operating Income		Operating Profits		Ordinary Profits		Net Income		Net Income per Share of Common Stock
	¥ million	%	¥ million	%	¥ million	%	¥ million	%	¥
1H F2007	604,926	(50.9)	595,884	(51.3)	588,255	(51.7)	626,454	(49.5)	53,772.60
1H F2006	1,234,363	931.2	1,225,085	982.2	1,219,706	979.4	1,241,772	747.7	103,714.54

Fiscal 2006	1,250,099		1,230,893		1,218,468		1,239,710		102,168.76

(2) Non-Consolidated Financial Conditions

	Total Assets	Total Net Assets	Own Capital Ratio	Total Net Assets per Share of Common Stock
	¥ million	¥ million	%	¥
1H F2007	4,623,615	3,328,419	71.9	206,100.60
1H F2006	4,772,176	3,178,778	66.6	185,215.51

Fiscal 2006	4,764,036	3,176,404	66.6	183,338.04

Reference:	1. Own Capital:
As of September 30, 2007: ¥3,328,419 million; As of September 30, 2006: ¥3,178,778 million; As of March 31, 2007: ¥3,176,404 million

2. Maximum amount available for dividends as of September 30, 2007: ¥771,352 million
(note) “Maximumamount available for dividends” is calculated pursuant to Article 461, Paragraph 2 of the Company Law.

2.	Earnings Estimates for Fiscal 2007 (for the fiscal year ending March 31, 2008)

	(%: Changes from the previous fiscal year)
	Operating Income		Operating Profits		Ordinary Profits		Net Income		Net Income per Share of Common Stock
	¥ million	%	¥ million	%	¥ million	%	¥ million	%	¥
Fiscal 2007	810,000	(35.2)	790,000	(35.8)	770,000	(36.8)	810,000	(34.6)	68,571.06

MHFG hereby revises its non-consolidated earnings estimates for fiscal 2007, which were announced on May 22, 2007. Please refer to “Revision of Non-Consolidated Earnings Estimates for the Fiscal Year Ending March 31, 2008” released today, November 14, 2007, for the information regarding revised non-consolidated earning estimates.

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Mizuho Financial Group, Inc.

Cash Dividends for Shareholders of Classified Stock

Breakdown of cash dividends per share related to classified stock, the rights of which are different from those of common stock is as follows:

	Cash Dividends per Share

	Interim period-end	Fiscal year-end	Annual
	¥	¥	¥

Eleventh Series Class XI Preferred Stock
Fiscal 2006	—	20,000	20,000
Fiscal 2007	—		20,000
Fiscal 2007 (estimate)		20,000
Thirteenth Series Class XIII Preferred Stock
Fiscal 2006	—	30,000	30,000
Fiscal 2007	—		30,000
Fiscal 2007 (estimate)		30,000

Per Share Information (consolidated basis)

	First Half of Fiscal 2007	First Half of Fiscal 2006	Fiscal 2006

Total Net Assets per Share of Common Stock	¥321,328.20	288,908.63	336,937.64
Net Income per Share of Common Stock	¥28,272.51	33,498.33	51,474.49
Diluted Net Income per Share of Common Stock	¥25,804.83	30,787.31	48,803.07

1. Total Net Assets per Share of Common Stock is based on the following information.

			First Half of Fiscal 2007	First Half of Fiscal 2006	Fiscal 2006

Total Net Assets per Share of Common Stock
Total Net Assets	¥	million	6,226,971	5,689,314	6,724,408
Deductions from Total Net Assets	¥	million	2,566,445	2,335,804	2,813,521
Paid-in Amount of Preferred Stock	¥	million	980,430	980,430	980,430
Cash Dividends on Preferred Stock	¥	million	—	—	19,975
Minority Interests	¥	million	1,586,015	1,355,374	1,813,115
Net Assets (period-end) related to Common Stock	¥	million	3,660,525	3,353,510	3,910,887
Period-end Outstanding Shares of Common Stock, based on which Total Net Assets per Share of Common Stock was calculated		Thousands of shares	11,391	11,607	11,607

2. Net Income per Share of Common Stock is based on the following information.

			First Half of Fiscal 2007	First Half of Fiscal 2006	Fiscal 2006

Net Income per Share of Common Stock
Net Income	¥	million	327,061	392,338	620,965
Amount not attributable to Common Stock	¥	million	—	3,497	23,472
Cash Dividends on Preferred Stock	¥	million	—	—	19,975
Deemed Dividends on Cancellation of Preferred Stock	¥	million	—	3,497	3,497
Net Income related to Common Stock	¥	million	327,061	388,840	597,492
Average Outstanding Shares of Common Stock (during the period)		Thousands of shares	11,568	11,607	11,607

3. Diluted Net Income per Share of Common Stock is based on the following information.

			First Half of Fiscal 2007	First Half of Fiscal 2006	Fiscal 2006

Diluted Net Income per Share of Common Stock
Adjustment to Net Income	¥	million	—	—	18,874
Cash Dividends on Preferred Stock	¥	million	—	—	18,874
Increased Number of Shares of Common Stock		Thousands of shares	1,106	1,022	1,022
Preferred Stock		Thousands of shares	1,106	1,022	1,022
Description of dilutive securities which were not included in the calculation of Diluted Net Income per Share of Common Stock as they have no dilutive effects			—	—	—

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Mizuho Financial Group, Inc.

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation, incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; revised assumptions or other changes related to our pension plans; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; the effectiveness of our operational, legal and other risk management policies; our ability to avoid reputational harm; and effects of changes in general economic conditions in Japan.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors,” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) which is available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

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Mizuho Financial Group, Inc.

1. CONSOLIDATED RESULTS OF OPERATIONS

(Please refer to Summary of Interim Results for more information)

(1) Analysis of Results of Operations

Looking back over the global economic climate during the last six months ended September 30, 2007, although economic growth in the U.S. was rather slow mainly due to the subprime mortgage problem, the overall trend in the worldwide economy was a general improvement as a whole supported by steady growth in Asia, including China. As for the Japanese economy, although there was continued improvement in corporate performance supported by robust exports, domestic demand was weak because of sluggish growth in personal consumption. Domestic corporate goods prices continued to rise, but the year-on-year rate of change in the Consumer Price Index was close to 0 percent.

As for the Japanese financial and capital markets, stock prices temporarily declined with concerns over a U.S. economic downturn but showed no marked fluctuations thereafter. In spite of a temporary rise in long-term interest rates against the anticipation of an increase in interest rates supported by the steady Japanese economy, rates during the latter half of the period remained at the same level as at the beginning of the period in response to the declining trend in U.S. interest rates.

Reflecting the above economic environment, Net Income amounted to ¥327.0 billion, decreasing by ¥65.2 billion from the corresponding period of the previous fiscal year.

Taking segment information by type of business for MHFG and its consolidated subsidiaries categorized under banking business (banking and trust banking business), securities business and other, Ordinary Profits before excluding inter-segment Ordinary Profits was ¥396.8 billion for banking business, ¥(4.3) billion for securities business and ¥13.3 billion for other. Looking at segment information by geographic area categorized under Japan, the Americas, Europe and Asia/Oceania, Ordinary Profits before excluding inter-segment Ordinary Profits was ¥331.1 billion for Japan, ¥62.1 billion for the Americas, ¥(8.6) billion for Europe and ¥25.2 billion for Asia/Oceania.

Based on the current business circumstances of Mizuho Securities, MHFG hereby revises its consolidated earnings estimates for fiscal 2007, announced on May 22, 2007, to ordinary income of ¥4,800.0 billion, ordinary profits of ¥830.0 billion, and net income of ¥650.0 billion.

The above estimates are based on information that is available at this moment and assumptions of factors that have an influence on future results of operations. Actual results may differ materially from these estimates, depending on future events. Please refer to “forward-looking statements” on page 1-4.

(2) Analysis of Financial Conditions

Consolidated total assets as of September 30, 2007 amounted to ¥151,711.9 billion, increasing by ¥1,831.8 billion from the end of the previous fiscal year mainly due to increases in Trading Assets of ¥2,067.0 billion and others.

Securities were ¥36,153.9 billion, increasing by ¥103.9 billion from the end of the previous fiscal year.

The balance of Loans and Bills Discounted amounted to ¥66,056.4 billion, increasing by ¥92.1 billion from the end of the previous fiscal year.

Deposits amounted to ¥74,167.4 billion, decreasing by ¥635.6 billion from the end of the previous fiscal year as a result of the steady growth in personal deposits being offset by decreases in deposits of corporate customers and others.

Net Cash Used in Operating Activities was ¥511.6 billion mainly due to increased market-related activity. Net Cash Provided by Investing Activities was ¥313.6 billion mainly due to sales and redemption of securities, and Net Cash Used in Financing Activities was ¥528.6 billion mainly due to repurchase of treasury stock.

As a result, Cash and Cash Equivalents as of September 30, 2007 was ¥2,363.8 billion.

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Mizuho Financial Group, Inc.

The Consolidated Capital Adequacy Ratio (Basel II BIS Standard) was 11.79%. (Preliminary)

	March 31, 2004	March 31, 2005	March 31, 2006	March 31, 2007	September 30, 2007
Basel I	11.35%	11.91%	11.59%	11.58%	10.90%
Basel II				12.48%	11.79%

(3) Basic Policy on Profit Distribution, Forecast Dividend Payment for Fiscal 2007

MHFG will continue to accumulate its Net Income steadily, place our management emphasis on ROE from the perspective of effective utilization of our capital and consider returning profits to the shareholders while maintaining and strengthening the capital base.

Based on this policy we estimate a dividend payment of ¥10,000 per share of common stock for fiscal 2007, in view of our consolidated earnings estimates for fiscal 2007, the level of Retained Earnings and other factors. We also estimate dividend payments on preferred stock as prescribed. And we have no plan to pay a dividend on common stock and preferred stock for interim fiscal 2007.

In interim fiscal 2007, we have completed the repurchase of our common shares of ¥149.9 billion and canceled all the shares repurchased, for the purpose of, among other things, offsetting the potential dilutive effect of the conversion of the Eleventh Series Class XI Preferred Stock in consideration of the possibility that the number of shares of our common stock will increase after the commencement of the conversion period from July 1, 2008.

We will continue to consider setting up additional repurchase limits and conducting share repurchase, based on market conditions, and earnings trend and other factors.

The above estimates are based on information that is available at this moment and assumptions of factors that have an influence on future results of operations. Actual results may differ materially from these estimates, depending on future events. Please refer to “forward-looking statements” on page 1-4.

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Mizuho Financial Group, Inc.

1. ORGANIZATION STRUCTURE OF MIZUHO FINANCIAL GROUP

Mizuho Financial Group (the “Group”) is composed of Mizuho Financial Group, Inc. (“MHFG”) and its affiliates. The Group provides various financial services, principally banking business, together with securities business, trust and asset management business among others.

(as of September 30, 2007)

(Note) DLIBJ Asset Management Co., Ltd. is an affiliate of MHFG.

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Mizuho Financial Group, Inc.

Of the major domestic subsidiaries and affiliates, the following companies are listed on Japanese domestic stock exchanges.

Company Name	Location	Main Business	Ownership Percentage %	Listed Stock Exchanges
Mizuho Trust & Banking Co., Ltd.	Chuo-Ku, Tokyo	Trust and Banking Business	69.9 0.2	Tokyo Stock Exchange (First Section) Osaka Securities Exchange (First Section)
Mizuho Investors Securities Co., Ltd.	Chuo-Ku, Tokyo	Securities Business	66.8 66.8	Tokyo Stock Exchange (First Section) Osaka Securities Exchange (First Section) Nagoya Stock Exchange (First Section)
Shinko Securities Co., Ltd	Chuo-Ku, Tokyo	Securities Business	27.3 27.3	Tokyo Stock Exchange (First Section) Osaka Securities Exchange (First Section) Nagoya Stock Exchange (First Section)

Italic figures of Ownership Percentage denote percentage of interest held by subsidiaries.

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Mizuho Financial Group, Inc.

3. MANAGEMENT POLICY

(1) Principal Management Policy

Mizuho Financial Group (the “Group”) pursues our goals of being held in high regard by our shareholders and the financial markets and earning widespread trust from the community as Japan’s leading comprehensive financial services group on the basis of the three fundamental management philosophies below.

a)	To provide the highest level of comprehensive financial services to our customers and clients.

b)	To provide an attractive, inspiring workplace for our employees where they can each demonstrate their rich individuality and ability to meet their respective challenges.

c)	To enable each group company to demonstrate to the utmost its own particular characteristics and strengths in its respective business field and function.

(2) Management’s Medium/Long-term Targets and Issues to be Resolved

In order to achieve total and final completion of its “Channel to Discovery” Plan, promoted as a business strategy since fiscal 2005, and to increase corporate value significantly, the Group will further advance its Business Portfolio Strategy in which the three global groups of the Group strive to improve profitability by exploiting their respective characteristics in a manner responsive to customer needs. We will strive also to win the further confidence of domestic and overseas customers by developing a Corporate Management Strategy by careful consideration of customer perspectives and by establishing a solid compliance structure and advanced risk management system.

Business Portfolio Strategy (Please refer to “Management Structure of Mizuho” on page 1-11)

(The Global Corporate Group)

Mizuho Corporate Bank, Ltd. (“MHCB”) will continue to reinforce the global strategy it has pursued to date, in order to respond more promptly and wisely to the increasingly advanced and global management and financial issues engaging our customers. More specifically, having acquired its status as a Financial Holding Company (“FHC”) under the U.S. Bank Holding Company Act in December 2006, MHCB intends to strengthen further its operations in the Americas and expand its comprehensive investment banking business by combining banking and securities services. Also MHCB established banking subsidiaries in China in June 2007 and is striving to expand further its network of offices in the Americas, Asia, Europe, Middle East and other regions. MHCB will also accelerate efforts for full-scale deployment of forefront asset management services targeting domestic and foreign institutional investors.

Mizuho Securities Co., Ltd. (“MHSC”) will aim to become a market leader in securities and investment banking businesses offering a wide range of integrated financial products and services and intensively pursuing group synergy by actively promoting mutual collaboration within the group. In addition, by virtue of its merger with Shinko Securities Co., Ltd. (“Shinko”), MHSC intends quickly to attain the highest capabilities in product development, financial technology and marketing. MHSC and Shinko were originally proceeding with preparations for a merger scheduled for January 2008, subject to clearance from the relevant authorities. However, due to the market turmoil caused by the sub-prime mortgage situation in the United States during the negotiations for the merger ratio and other matters, both companies agreed that it would be appropriate to postpone the merger until May 2008 (scheduled date).

(The Global Retail Group)

Mizuho Bank, Ltd. (“MHBK”) will actively deploy “Personal Squares” (branches placing more priority on individual customers) in order to increase the strength of its products and services, further improve the “Mizuho Mileage Club” membership service, expand channels and develop new products for personal loans, and reinforce its asset management consulting functions to meet a wide range of personal asset management needs. In the small and medium-sized enterprise market, MHBK aims to offer the most suitable solutions tailored to ever more diverse and sophisticated customer needs by reinforcing its M&A and business inheritance advisory functions, support for initial public stock offerings and customers’ overseas business operations and so on. In addition to taking these measures, MHBK continuously strives to establish a stable revenue base by decisively streamlining its headquarters organization, transferring personnel to branches, and deepening and strengthening its customer relationships even further.

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Mizuho Financial Group, Inc.

(The Global Asset & Wealth Management Group)

Mizuho Trust & Banking Co., Ltd. (“MHTB”) plans to embark on various new types of trust businesses as it develops new products and reinforces its consulting strengths within a climate strongly influenced by the easing of regulatory controls, the revision of the Trust Law and so on. MHTB plans to expand its market share by employing a trust agency system and further strengthening business collaborations with group companies, and thereby becoming the trust bank most relied upon by its customers.

Mizuho Private Wealth Management Co., Ltd., as a fully-fledged private banking services company, aims to establish long-term relationships with customers by providing optimal, high-quality comprehensive and integrative products and services tailored to the needs of individual customers.

In addition, Dai-Ichi Kangyo Asset Management Co., Ltd. and Fuji Investment Management Co., Ltd. merged in July 2007 to form a new company called Mizuho Asset Management Co., Ltd. This new company will strive to meet a wide range of customer needs as a central player in the asset management business of the Group, together with DLIBJ Asset Management Co., Ltd. (which is due to be renamed DIAM Co., Ltd. in January 2008).

Corporate Management Strategy

In order to establish solid internal control systems, the Group will promote strengthening its compliance systems by establishing a business structure that will enable the Group to identify issues of concern at an early stage, adopt the amended regulations for international standard regarding the soundness of banks, or “Basel II”, and maintain strong disclosure and internal control practices in compliance with the U.S. Sarbanes-Oxley Act.

In promoting corporate social responsibility (CSR), the Group will particularly emphasize and focus on five different themes—involvement in environmental awareness, supporting financial education, enhancement of corporate governance, implementation of highly-responsive communications and promotion of group-wide approach to CSR—all of which are significant themes in order for the Group to coexist and develop with the community. In supporting financial education, we will make appropriate and extensive contributions towards helping primary, secondary and high school students.

In our efforts to become “a financial partner that helps customers shape their future and achieve their dreams” (an ideal implicit in the Group’s unified brand slogan, “Channel to Discovery”), the Group will work to further improve our corporate value by faithfully implementing the Business Portfolio Strategy and Corporate Management Strategy, so as to enhance our competitiveness and profitability and to fulfill our social responsibilities and public duties.

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Mizuho Financial Group, Inc.

Global Corporate Group:

The Global Corporate Group provides highly specialized and cutting-edge products and services by leveraging our comprehensive financial capability, with close cooperation between the global corporate banking sector and the wholesale securities sector in response to the needs of large and global corporations.

Global Retail Group:

The Global Retail Group provides top-level products and services on a global scale, with close cooperation with leading domestic and international companies in response to the diversified and globalized needs of individuals as well as SMEs and middle-market corporations in Japan.

Global Asset & Wealth Management Group:

The Global Asset & Wealth Management Group provides top-level products and services on a global scale in response to the diversified and advanced customers’ needs in the business areas of trust and custody, and private banking.

Group Strategy Affiliates:

Mizuho Financial Strategy Co., Ltd.:

An advisory company for financial institutions regarding corporate management and corporate revitalization.

Mizuho Research Institute Ltd.:

A think tank.

Mizuho Information & Research Institute, Inc.:

An IT-related company.

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Mizuho Financial Group, Inc.

BASIS FOR PRESENTATION AND PRINCIPLES OF CONSOLIDATION

1. Scope of Consolidation

a)	Number of consolidated subsidiaries: 137

Names of principal companies:

Mizuho Bank, Ltd.

Mizuho Corporate Bank, Ltd.

Mizuho Trust & Banking Co., Ltd.

Mizuho Securities Co., Ltd.

During the period, Mizuho Corporate Bank (China), Ltd. and ten other companies were newly consolidated upon their establishment and so on.

During the period, UC Card Co., Ltd. and six other companies were excluded from the scope of consolidation as a result of partial disposal of their shares, and other factors.

b) Number of non-consolidated subsidiaries: 0

2. Application of the Equity Method

a)	Number of affiliates under the equity method: 22

Names of principal companies:

The Chiba Kogyo Bank, Ltd.

Shinko Securities Co., Ltd.

During the period, UC Card Co., Ltd. and three other companies were newly included in the scope of the equity method.

During the period, Japan Mortgage Co., Ltd. was excluded from the scope of the equity method as a result of the disposal of its shares.

b)	Non-consolidated subsidiaries and affiliates not under the equity method:

Name of principal company:

Asian-American Merchant Bank Limited

Non-consolidated subsidiaries and affiliates not under the equity method are excluded from the scope of the equity method since such exclusion has no material effect on MHFG’s consolidated financial statements in terms of Net Income/Net Loss (amount corresponding to MHFG’s equity position), Retained Earnings (amount corresponding to MHFG’s equity position) and others.

3. Balance Sheet Dates of Consolidated Subsidiaries

a)	Balance sheet dates of consolidated subsidiaries are as follows:

April 30	1 company
June 30	53 companies
September 30	61 companies
The day before the last business day of December	22 companies

b)	Consolidated subsidiaries with interim balance sheet dates of April 30 and the day before the last business day of December were consolidated based on their tentative financial statements as of and for the period ended June 30. Other consolidated subsidiaries were consolidated based on their financial statements as of and for the interim period ended their respective balance sheet dates.

The necessary adjustments have been made to the financial statements for any significant transactions that took place between their respective balance sheet dates and the date of the consolidated financial statements.

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Mizuho Financial Group, Inc.

CONSOLIDATED BALANCE SHEET

AS OF SEPTEMBER 30, 2007

Millions of yen
Assets
Cash and Due from Banks	¥3,234,898
Call Loans and Bills Purchased	406,491
Receivables under Resale Agreements	10,312,578
Guarantee Deposits Paid under Securities Borrowing Transactions	7,291,739
Other Debt Purchased	3,348,693
Trading Assets	12,481,601
Money Held in Trust	32,410
Securities	36,153,905
Loans and Bills Discounted	66,056,468
Foreign Exchange Assets	766,307
Other Assets	6,117,328
Tangible Fixed Assets	792,866
Intangible Fixed Assets	253,354
Deferred Debenture Charges	3
Deferred Tax Assets	438,617
Customers’ Liabilities for Acceptances and Guarantees	4,807,434
Reserves for Possible Losses on Loans	(782,653)
Reserve for Possible Losses on Investments	(142)

Total Assets	¥151,711,905

Liabilities
Deposits	¥74,167,419
Negotiable Certificates of Deposit	8,572,632
Debentures	3,919,564
Call Money and Bills Sold	6,473,059
Payables under Repurchase Agreements	13,700,034
Guarantee Deposits Received under Securities Lending Transactions	6,754,515
Trading Liabilities	7,978,672
Borrowed Money	5,298,957
Foreign Exchange Liabilities	186,481
Short-term Bonds	1,046,363
Bonds and Notes	3,556,844
Due to Trust Accounts	1,211,478
Other Liabilities	7,445,823
Reserve for Bonus Payments	32,368
Reserve for Employee Retirement Benefits	36,154
Reserve for Director and Corporate Auditor Retirement Benefits	5,779
Reserve for Possible Losses on Sales of Loans	23,468
Reserve for Contingencies	16,542
Reserve for Frequent Users Services	6,196
Reserve for Reimbursement of Deposits	9,420
Reserve under Special Law	2,670
Deferred Tax Liabilities	127,249
Deferred Tax Liabilities for Revaluation Reserve for Land	105,803
Acceptances and Guarantees	4,807,434

Total Liabilities	145,484,934

Net Assets
Common Stock and Preferred Stock	1,540,965
Capital Surplus	411,093
Retained Earnings	1,490,943
Treasury Stock	(2,426)

Total Shareholders’ Equity	3,440,575

Net Unrealized Gains on Other Securities, net of Taxes	1,180,567
Net Deferred Hedge Losses, net of Taxes	(91,961)
Revaluation Reserve for Land, net of Taxes	148,501
Foreign Currency Translation Adjustments	(36,728)

Total Valuation and Translation Adjustments	1,200,379

Minority Interests	1,586,015

Total Net Assets	6,226,971

Total Liabilities and Net Assets	¥151,711,905

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Mizuho Financial Group, Inc.

NOTES TO CONSOLIDATED BALANCE SHEET

1.	Amounts less than one million yen are rounded down.

2.	Trading transactions intended to take advantage of short-term fluctuations and arbitrage opportunities in interest rates, currency exchange rates, market prices of securities and related indices are recognized on a trade date basis and recorded in Trading Assets or Trading Liabilities on the consolidated balance sheet.

Securities and other monetary claims held for trading purposes are stated at fair value at the consolidated balance sheet date. Derivative financial products, such as swaps, futures and option transactions, are stated at their fair values, assuming that such transactions were terminated and settled at the consolidated balance sheet date.

3.	Bonds held to maturity are stated at amortized cost (straight-line method) and determined by the moving average method. Investments in non-consolidated subsidiaries and affiliates, which are not under the equity method, are stated at acquisition cost and determined by the moving average method. Other Securities which have readily determinable fair value are stated at fair value. Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the consolidated balance sheet date. Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the consolidated balance sheet date (cost of securities sold is calculated primarily by the moving average method). Other Securities which do not have readily determinable fair value are stated at acquisition cost or amortized cost and determined by the moving average method. The net unrealized gains on Other Securities are included directly in Net Assets, net of applicable income taxes after excluding gains and losses as a result of the fair-value hedge method.

Net Unrealized Gains/Losses on Other Securities, net of Taxes have been receiving greater focus because of the considerable change in the market circumstances these days, and the values of securities deemed as market prices such as those obtained from brokers and financial information vendors have been more available. Hence, taking into account the convergence of global accounting standards, if the values deemed as market prices could be obtained by the reasonable estimate, Other Securities formerly measured at acquisition cost as securities without fair values are measured at such values.

This change decreases Other Debt Purchased by ¥7,773 million, Securities by ¥16,993 million, Net Unrealized Gains/ Losses on Other Securities, net of Taxes by ¥15,024 million, Net Deferred Tax Liabilities by ¥4,596 million and increases Deferred Tax Assets by ¥5,146 million on the consolidated balance sheet. Among Other Securities valued at acquisition cost, Reserves for Possible Losses on Loans are provided for the bonds which are issued by private placement (Article 2 Paragraph 3 of the Financial Instruments and Exchange Law) mentioned in Note 10.

4.	Securities which are held as trust assets in Money Held in Trust accounts are valued in the same way as given in Note 3.

5.	Derivative transactions (other than transactions for trading purposes) are valued at fair value.

6.	Depreciation of buildings is computed mainly by the straight-line method, and that of equipment is computed mainly by the declining-balance method, and the applicable share of estimated annual depreciation costs for the period is recorded based on the following range of useful lives.

Buildings:	3 years to 50 years
Equipment:	2 years to 20 years

In accordance with the revision of the Corporate Tax Law of 2007, depreciation of the tangible fixed assets acquired on or after April 1, 2007 is computed by the procedure stipulated in the revised law. As a result, Ordinary Profits and Income before Income Taxes and Minority Interests decreased by ¥540 million compared with the corresponding amounts under the previously applied method.

As for the tangible fixed assets acquired before April 1, 2007 and depreciated to their final depreciable limit, the salvage values of them are depreciated using the straight-line method in the following five fiscal years. As a result, Ordinary Profits and Income before Income Taxes and Minority Interests both decreased by ¥1,109 million compared with the corresponding amounts under the previously applied method.

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Mizuho Financial Group, Inc.

7.	Amortization of Intangible Fixed Assets is computed by the straight-line method. Development costs for internally-used software are capitalized and amortized over their estimated useful lives of mainly five years as determined by MHFG and consolidated subsidiaries.

8.	Deferred assets are treated as follows:

(1)	Bond issuance costs are expensed as incurred.

(2)	Debenture issuance costs are expensed as incurred. Debenture issuance costs booked on the consolidated balance sheet as of March 31, 2006 are amortized under the straight-line method within a certain period by applying the previous accounting method based on the tentative measure stipulated in the “Tentative Solution on Accounting for Deferred Assets” (the Accounting Standards Board of Japan (“ASBJ”) Report No. 19, August 11, 2006).

(3)	Bonds and Debentures are stated at amortized costs computed by the straight-line method on the consolidated balance sheet.

Bond discounts and debenture discounts booked on the consolidated balance sheet as of March 31, 2006 are amortized under the straight-line method over the term of the bond and debenture by applying the previous accounting method and the unamortized balance is directly deducted from bonds and debentures, based on the tentative measure stipulated in the “Tentative Solution on Accounting for Deferred Assets” (ASBJ Report No. 19, August 11, 2006).

9.	Assets and Liabilities denominated in foreign currencies and accounts of overseas branches of domestic consolidated banking subsidiaries and a domestic consolidated trust banking subsidiary are translated into Japanese yen primarily at the exchange rates in effect at the consolidated balance sheet date, with the exception of the investments in non-consolidated subsidiaries and affiliates not under the equity method, which are translated at historical exchange rates.

Assets and Liabilities denominated in foreign currencies of the consolidated subsidiaries, except for the transactions mentioned above, are translated into Japanese yen primarily at the exchange rates in effect at the consolidated balance sheet dates.

10.	Reserves for Possible Losses on Loans of major domestic consolidated subsidiaries are maintained in accordance with internally established standards for write-offs and reserve provisions.

For claims extended to obligors that are legally bankrupt under the Bankruptcy Law, Special Liquidation under the Company Law or other similar laws (“Bankrupt Obligors”), and to obligors that are effectively in similar conditions (“Substantially Bankrupt Obligors”), reserves are maintained at the amounts of claims net of direct write-offs described below and expected amounts recoverable from the disposition of collateral and the amounts recoverable under guarantees. For claims extended to obligors that are not yet legally or formally bankrupt but are likely to be bankrupt (“Intensive Control Obligors”), reserves are maintained at the amounts deemed necessary based on overall solvency analyses of the amounts of claims net of expected amounts recoverable from the disposition of collateral and the amounts recoverable under guarantees.

For claims extended to Intensive Control Obligors and Obligors with Restructured Loans (defined in Note 30 below) and others, if the exposure to an obligor exceeds a certain specific amount, reserves are provided as follows: (i) if future cash flows of the principal and interest can be reasonably estimated, the discounted cash flow method is applied, under which the reserve is determined as the difference between the book value of the loan and its present value of future cash flows discounted using the contractual interest rate before the loan was classified as a Restructured Loan, and (ii) if future cash flows of the principal and interest cannot be reasonably estimated, reserves are provided for the losses estimated for each individual loan.

For claims extended to other obligors, reserves are maintained at rates derived from historical credit loss experience and other factors. Reserve for Possible Losses on Loans to Restructuring Countries is maintained in order to cover possible losses based on analyses of the political and economic climates of the countries. All claims are assessed by each claim origination department in accordance with the internally established “Self-assessment Standard,” and the results of the assessments are verified and examined by the independent examination departments. Reserves for Possible Losses on Loans are provided for on the basis of such verified assessments.

In the case of claims to Bankrupt Obligors and Substantially Bankrupt Obligors, which are collateralized or guaranteed by a third party, the amounts deemed uncollectible (calculated by deducting the anticipated proceeds from the sale of collateral pledged against the claims and amounts that are expected to be recovered from guarantors of the claims) are written off against the respective claims balances. The total directly written-off amount was ¥532,965 million.

The claims above include corporate bonds which are issued by private placement (Article 2, Paragraph 3 of the Financial Instruments and Exchange Law) and others.

Other consolidated subsidiaries provide the amount necessary to cover the loan losses based upon past experience and other factors for general claims and the assessment for each individual loan for other claims.

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Mizuho Financial Group, Inc.

11.	Reserve for Possible Losses on Investments is maintained to provide against possible losses on investments in securities, after taking into consideration the financial condition and other factors concerning the investee company.

12.	Reserve for Bonus Payments, which is provided for future bonus payments to employees, is maintained at the amount accrued at the end of the interim period, based on the estimated future payments.

13.	Reserve for Employee Retirement Benefits (including Prepaid Pension Cost), which is provided for future pension payments to employees, is recorded as the required amount accrued at the end of the interim period, based on the projected benefit obligation and the estimated plan asset amounts at the end of the fiscal year. Unrecognized actuarial differences are recognized as income or expenses from the following fiscal year under the straight-line method over a certain term within the average remaining service period of the current employees.

14.	Reserve for Director and Corporate Auditor Retirement Benefits, which is provided for future retirement benefit payments to directors, corporate auditors, and executive officers, is recognized at the amount accrued for this interim period based on the internally established standards.

15.	Reflecting the considerable changes in the market circumstances these days, Reserve for Possible Losses on Sales of Loans is provided for possible future losses on sales of loans at the amount deemed necessary based on a reasonable estimate of possible future losses.

16.	Reserve for Contingencies is maintained to provide against possible losses from contingencies, which are not covered by other specific reserves in off-balance transactions, trust transactions and others. The balance is an estimate of possible future losses, on an individual basis, considered to require a reserve.

17.	Reserve for Frequent Users Services is provided to meet the future use of points of Mizuho Mileage Club at the amount deemed necessary based on the reasonable estimate of the future usage of points. While the Reserve was formerly included within Other Liabilities because of its limited materiality, it has been stated independently from this interim period due to its increased materiality with the increase in the number of members. Reserve for Frequent Users Services formerly included within Other Liabilities on the consolidated balance sheet as of September 30, 2006 was ¥1,250 million.

18.	In accordance with “Auditing Treatment relating to Reserve defined under the Special Tax Measurement Law, Reserves defined under the Special Law and Reserve for Directors and Corporate Auditor Retirement Benefits” (The Japanese Institute of Certified Public Accountants (“JICPA”) Auditing and Assurance Practice Committee report No.42, April 13, 2007) effective from the fiscal year 2007, MHFG has adopted the report from this interim period to recognize Reserve for Reimbursement of Deposits for the deposits derecognized from the liabilities at the estimated amount of future claims for withdrawal. As a result, Ordinary Profits and Income before Income Taxes and Minority Interests both decreased by ¥9,420 million compared with the corresponding amounts under the previously applied method.

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Mizuho Financial Group, Inc.

19.	Finance leases of MHFG and domestic consolidated subsidiaries that do not involve transfer of ownership to the lessee are accounted for as operating leases.

20.	The deferred method, the fair-value hedge method or the exceptional accrual method for interest rate swaps are applied as hedge accounting methods.

The portfolio hedge for a large volume of small-value monetary claims and liabilities of domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries is accounted for by the method stipulated in the “Accounting and Auditing Treatment relating to Adoption of Accounting Standards for Financial Instruments for Banks” (JICPA Industry Audit Committee Report No.24).

The effectiveness of hedging activities for the portfolio hedge for a large volume of small-value monetary claims and liabilities is assessed as follows:

(i)	as for hedging activities to offset market fluctuation risks, the effectiveness is assessed by bracketing both the hedged instruments, such as deposits and loans, and the hedging instruments, such as interest-rate swaps, in the same maturity bucket.

(ii)	as for hedging activities to fix the cash flows, the effectiveness is assessed based on the correlation between a base interest rate index of the hedged cash flow and that of the hedging instrument.

The effectiveness of the individual hedge is assessed based on the correlation between the fluctuation in the market or cash flows of the hedged instruments and that of the hedging instruments.

Net Deferred Hedge Losses, net of Taxes recorded on the consolidated balance sheet resulted from the application of the macro-hedge method based on the “Tentative Accounting and Auditing Treatment relating to Adoption of Accounting Standards for Financial Instruments for Banks” (JICPA Industry Audit Committee Report No.15), under which the overall interest rate risks inherent in loans, deposits and others are controlled on a macro-basis using derivatives transactions. These deferred hedge gains/losses are amortized as interest income or interest expenses over the remaining maturity and average remaining maturity of the respective hedging instruments. The unamortized amounts of gross deferred hedge losses and gross deferred hedge gains on the macro-hedges, before net of applicable income taxes were ¥195,174 million and ¥183,611 million, respectively.

21.	Domestic consolidated banking subsidiaries and a domestic consolidated trust banking subsidiary apply the deferred method of hedge accounting to hedge foreign exchange risks associated with various financial assets and liabilities denominated in foreign currencies as stipulated in the “Accounting and Auditing Treatment relating to Adoption of Accounting Standards for Foreign Currency Transactions for Banks” (JICPA Industry Audit Committee Report No.25). The effectiveness of the hedge is assessed by confirming both the amount for the foreign currency position of the hedging instruments of currency-swap transactions, exchange swap transactions and similar transactions as the method of hedging the foreign exchange risks of monetary claims and liabilities denominated in foreign currencies and the amount for the foreign currency position of the hedged monetary claims and liabilities denominated in foreign currency are equivalent.

In addition to the above methods, these subsidiaries apply the deferred method or the fair-value hedge method to portfolio hedges of the foreign exchange risks associated with investments in subsidiaries and affiliates in foreign currency and Other Securities in foreign currency (except for bonds) identified as hedged items in advance, as long as the amount of foreign currency payables of spot and forward foreign exchange contracts exceeds the amount of acquisition cost of the hedged foreign securities in foreign currency.

22.	Inter-company interest rate swaps, currency swaps and similar derivatives among consolidated companies or between trading accounts and other accounts, which are designated as hedges, are not eliminated and related gains and losses are recognized in the statement of income or deferred under hedge accounting, because these inter-company derivatives are executed according to the criteria for appropriate outside third-party cover operations which are treated as hedge transactions objectively in accordance with JICPA Industry Audit Committee Reports Nos. 24 and 25.

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Mizuho Financial Group, Inc.

23.	With respect to MHFG and its domestic consolidated subsidiaries, Japanese consumption taxes and local consumption taxes are excluded from transaction amounts.

24.	Reserve under Special Law is recorded as follows:

Reserve for Contingent Liabilities from Financial Instruments and Exchange:                     ¥2,670 million

This is the reserve pursuant to Article 48-3, Paragraph 1 of the Financial Instruments and Exchange Law. Reserve for Contingent Liabilities from Futures Transactions and Reserve for Contingent Liabilities from Securities Transactions, which were recognized under Article 81 of the Financial Futures Transaction Law and under Article 51 of the Securities and Exchange Law respectively, are stated as Reserve for Contingent Liabilities from Financial Instruments and Exchange from this interim period because of the enforcement of the Financial Instruments and Exchange Law on September 30, 2007.

25.	Investments in subsidiaries and affiliates amounted to ¥96,096 million (excluding consolidated subsidiaries).

26.	Accumulated depreciation of Tangible Fixed Assets amounted to ¥703,530 million.

27.	The book value of Tangible Fixed Assets adjusted for gains on sales of replaced assets and others amounted to ¥41,622 million.

28.	Loans and Bills Discounted include Loans to Bankrupt Obligors of ¥31,726 million and Non-Accrual Delinquent Loans of ¥636,547 million.

Loans to Bankrupt Obligors are loans, excluding loans written-off, on which delinquencies in payment of principal and/or interest have continued for a significant period of time or for some other reason there is no prospect of collecting principal and/or interest (“Non-Accrual Loans”), as per Article 96, Paragraph 1, Item 3, Subsections 1 to 5 or Item 4 of the Corporate Tax Law Enforcement Ordinance (Government Ordinance No. 97, 1965).

Non-Accrual Delinquent Loans represent non-accrual loans other than (i) Loans to Bankrupt Obligors and (ii) loans for which interest payments have been deferred in order to assist or facilitate the restructuring of the obligors.

29.	Balance of Loans Past Due for Three Months or More: ¥6,776 million

Loans Past Due for Three Months or More are loans for which payments of principal and/or interest have not been received for a period of three months or more beginning with the next day following the last due date for such payments, and which are not included in Loans to Bankrupt Obligors, or Non-Accrual Delinquent Loans.

30.	Balance of Restructured Loans: ¥514,158 million

Restructured Loans represent loans on which contracts were amended in favor of obligors (e.g. reduction of, or exemption from, stated interest, deferral of interest payments, extension of maturity dates, renunciation of claims) in order to assist or facilitate the restructuring of the obligors. Loans to Bankrupt Obligors, Non-Accrual Delinquent Loans and Loans Past Due for Three Months or More are not included.

31.	Total balance of Loans to Bankrupt Obligors, Non-Accrual Delinquent Loans, Loans Past Due for Three Months or More and Restructured Loans: ¥1,189,208 million

The amounts given in Notes 28 through 31 are gross amounts before deduction of amounts for the Reserves for Possible Losses on Loans.

32.	In accordance with JICPA Industry Audit Committee Report No. 24, bills discounted are accounted for as financing transactions, although the banking subsidiaries have rights to sell or pledge these bankers’ acceptances, commercial bills, documentary bills and foreign exchange bills. The face value amount of these bills amounted to ¥775,202 million.

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Mizuho Financial Group, Inc.

33.	The following assets were pledged as collateral:

Trading Assets:	¥5,521,588 million
Securities:	¥12,330,150 million
Loans and Bills Discounted:	¥4,998,695 million
Other Assets:	¥1,067 million
Tangible Fixed Assets:	¥172 million

The following liabilities were collateralized by the above assets:

Deposits:	¥409,917 million
Call Money and Bills Sold:	¥2,117,631 million
Payables under Repurchase Agreements:	¥5,541,085 million
Guarantee Deposits Received under Securities Lending Transactions:	¥6,096,792 million
Borrowed Money:	¥3,550,320 million
Other Liabilities:	¥8,788 million

In addition to the above, the settlement accounts of foreign and domestic exchange transactions or derivatives transactions and others were collateralized, and margins for futures transactions were substituted by Cash and Due from Banks of ¥8,387 million, Trading Assets of ¥387,391 million, Securities of ¥2,551,639 million and Loans and Bills Discounted of ¥637,628 million.

None of the assets was pledged as collateral in connection with borrowings by the non-consolidated subsidiaries and affiliates.

Other Assets includes guarantee deposits of ¥121,017 million, collateral pledged for derivatives transactions of ¥412,459 million, margins for futures transactions of ¥20,402 million and other guarantee deposits of ¥10,658 million.

34.	In accordance with the Land Revaluation Law (Proclamation No.34 dated March 31, 1998), land used for business operations of domestic consolidated banking subsidiaries was revalued. The applicable income taxes on the entire excess of revaluation are included in Deferred Tax Liabilities for Revaluation Reserve for Land under Liabilities, and the remainder, net of applicable income taxes, is stated as Revaluation Reserve for Land, net of Taxes included in Net Assets.

Revaluation date: March 31, 1998

Revaluation method as stated in Article 3, Paragraph 3 of the above law: Land used for business operations was revalued by calculating the value on the basis of the valuation by road rating stipulated in Article 2, Item 4 of the Enforcement Ordinance relating to the Land Revaluation Law (Government Ordinance No.119 promulgated on March 31, 1998) with reasonable adjustments to compensate for sites with long depth and other factors, and also on the basis of the appraisal valuation stipulated in Item 5.

35.	Borrowed Money includes subordinated borrowed money of ¥760,989 million with a covenant that performance of the obligation is subordinated to that of other obligations.

36.	Bonds and Notes include subordinated bonds of ¥2,054,364 million.

37.	Liabilities for guarantees on corporate bonds included in Securities, which were issued by private placement (Article 2, Paragraph 3 of the Financial Instruments and Exchange Law) amounted to ¥1,538,720 million.

The respective amounts of “Acceptances and Guarantees” and “Customers’ Liabilities for Acceptances and Guarantees” relating to the liabilities for guarantees are netted, excluding the amounts guaranteed by the Credit Guarantee Corporations which have already been netted, in accordance with the revision of the appendix forms of “Banking Law Enforcement Regulations” (Ministry of Finance Ordinance No. 10, 1982) by the “Cabinet Office Ordinance to Amend Part of Banking Law Enforcement Regulations” (Cabinet Office Ordinance No. 38, April 17, 2007).

“Acceptances and Guarantees” and “Customers’ Liabilities for Acceptances and Guarantees” on the consolidated balance sheet as of September 30, 2006 would each decrease by ¥1,489,094 million if the said netting was applied.

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Mizuho Financial Group, Inc.

38.	The principal amounts of money trusts and loan trusts with contracts indemnifying the principal amounts, which are entrusted to domestic consolidated trust banking subsidiaries, are ¥967,660 million and ¥117,638 million, respectively.

39.	Net Assets per share of common stock: ¥321,328.20

40.	Figures for fair value and unrealized gains/losses on securities are as follows. In addition to “Securities” on the consolidated balance sheet, negotiable certificates of deposit (“NCDs”) in “Cash and Due from Banks”, certain items in “Other Debt Purchased” and certain items in “Other Assets” are also included. The same inclusion applies to Note 41.

Bonds Held to Maturity which have readily determinable fair value:

	Millions of yen
	Amount on Consolidated BS	Fair Value	Net Unrealized Gains / Losses
Japanese Government Bonds	¥569,515	¥568,349	¥(1,166)
Japanese Local Government Bonds	49,261	49,135	(126)
Other	276,762	274,770	(1,992)

Total	¥895,539	¥892,254	¥(3,285)

Other Securities which have readily determinable fair value:

	Millions of yen
	Acquisition Cost	Amount on Consolidated BS	Net Unrealized Gains / Losses
Japanese Stocks	¥ 3,242,496	¥ 5,426,399	¥ 2,183,903
Japanese Bonds	17,512,451	17,371,132	(141,318)
Japanese Government Bonds	16,382,479	16,247,591	(134,888)
Japanese Local Government Bonds	65,766	65,383	(382)
Japanese Corporate Bonds	1,064,205	1,058,157	(6,047)
Other	12,210,973	12,046,691	(164,281)

Total	¥32,965,920	¥34,844,223	¥1,878,303

Net Unrealized Gains include ¥14,090 million, which was recognized in the statement of income by applying the fair-value hedge method. As a result, the base amount to be recorded directly to Net Assets was ¥1,864,212 million and ¥1,180,436 million of the amount after the following adjustments were included in Net Unrealized Gains on Other Securities, net of Taxes:

Difference between acquisition cost and fair value:	¥1,864,212 million
Less: Deferred Tax Liabilities:	(640,765) million
Less: Amount corresponding to Minority Interests:	(48,318) million
Amount corresponding to Net Unrealized Gains on Other Securities owned by affiliates, which corresponds to the holding share of their investor companies:	5,308 million

Amount included in Net Unrealized Gains on Other Securities, net of Taxes:	¥1,180,436 million

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Mizuho Financial Group, Inc.

Certain Other Securities which have readily determinable fair value are devalued to the fair value, and the difference between the acquisition cost and the fair value is treated as the loss for the interim period (“devaluation”), if the fair value (primarily the closing market price at the consolidated balance sheet date) has significantly deteriorated compared with the acquisition cost (including amortized cost), and unless it is deemed that there is a possibility of a recovery in the fair value. The amount of devaluation for the interim period was ¥7,853 million.

The criteria for determining whether a security’s fair value has “significantly deteriorated” are outlined as follows:

Securities whose fair value is 50% or less of the acquisition cost

Securities whose fair value exceeds 50% but is 70% or less of the acquisition cost and the quoted market price maintains a certain level or lower.

41.	Components of securities not stated at fair value and their amount on the consolidated balance sheet are as follows:

Millions of yen
Amount on Consolidated BS
Other Securities:
Non-publicly Offered Bonds	¥1,882,693
Unlisted Stock	403,980
Unlisted Foreign Securities	467,711
Other	288,206

42.	Details of Money Held in Trust are as follows:

	Millions of yen
	Acquisition Cost	Amount on Consolidated BS	Net Unrealized Gains / Losses
Other Money Held in Trust	¥685	¥685	—

There is no Money Held in Trust held to maturity.

43.	Unsecured loaned securities which the borrowers have the right to sell or repledge amounted to ¥4,996 million and are included in trading securities under Trading Assets.

MHFG has the right to sell or repledge some of unsecured borrowed securities, securities purchased under resale agreements and securities borrowed with cash collateral. Among them, the total of securities repledged was ¥9,624,508 million, securities re-loaned was ¥53 million and securities neither repledged nor re-loaned was ¥4,672,750 million, respectively.

44.	Overdraft protection on current accounts and contracts for the commitment line for loans are contracts by which banking subsidiaries are bound to extend loans up to the prearranged amount, at the request of customers, unless the customer is in breach of contract conditions. The unutilized balance of these contracts amounted to ¥54,873,167 million. Of this amount, ¥45,259,918 million relates to contracts in which the original contractual maturity is one year or less, or which are unconditionally cancelable at any time.

Since many of these contracts expire without being exercised, the unutilized balance itself does not necessarily affect future cash flows. A provision is included in many of these contracts that entitles the banking subsidiaries to refuse the execution of loans, or reduce the maximum amount under contracts when there is a change in the financial situation, necessity to preserve a claim or other similar reasons. The banking subsidiaries obtain, moreover, real estate, securities or others as collateral at the time the contract is entered into, if needed, and periodically monitor customers’ business conditions, based on and in accordance with internally established standards, and take measures to control credit risks such as amendments to contracts, if needed.

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Mizuho Financial Group, Inc.

45.	Given that the “Practical Solutions on Unification of Accounting Policies Applied to Foreign Subsidiaries for Consolidated Financial Statements”(ASBJ Report No. 18, May 17, 2006) can be adopted from the fiscal year beginning on or before March 31, 2008, MHFG has adopted the new standards commencing with this period. The effect of this adoption on the consolidated statement of income is immaterial.

46.	As for the tax effects of sales of investments (such as subsidiaries’ stocks) within the Group, MHFG has adopted Paragraph 30-2 of “Practical Guidelines for Tax Effects on Consolidated Financial Statements” (JICPA Laws and Regulations Committee Report No. 6, March 29, 2007) from this interim period. This application has no effect on the consolidated balance sheet.

47.	The definitions of securities in “Accounting Standards for Financial Instruments” (ASBJ Statement No. 10) and in “Practical Guidelines on Accounting Standards for Financial Instruments” (JICPA Laws and Regulations Committee Report No. 14) were partially revised on June 15, 2007 and on July 4, 2007 respectively, which is applicable from the fiscal year and the interim period ending on or after the enforcement date of the Financial Instruments and Exchange Law. MHFG has adopted the revised standards and guidelines commencing with this interim period.

1-22

Mizuho Financial Group, Inc.

CONSOLIDATED STATEMENT OF INCOME

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2007

	Millions of yen
Ordinary Income	¥		¥2,256,140
Interest Income		1,520,768
Interest on Loans and Bills Discounted		755,864
Interest and Dividends on Securities		361,921
Fiduciary Income		33,115
Fee and Commission Income		295,737
Trading Income		140,298
Other Operating Income		108,598
Other Ordinary Income		157,621

Ordinary Expenses			1,856,956
Interest Expenses		982,867
Interest on Deposits		313,654
Interest on Debentures		13,008
Fee and Commission Expenses		57,057
Trading Expenses		18,264
Other Operating Expenses		52,453
General and Administrative Expenses		559,564
Other Ordinary Expenses		186,749

Ordinary Profits			399,184
Extraordinary Gains			28,656
Extraordinary Losses			5,069

Income before Income Taxes and Minority Interests			422,770
Income Taxes:
Current			19,121
Deferred			37,983
Minority Interests in Net Income			38,604

Net Income			¥327,061

1-23

Mizuho Financial Group, Inc.

NOTES TO CONSOLIDATED STATEMENT OF INCOME

1.	Amounts less than one million yen are rounded down.

2.	Net Income per share of common stock for the interim period: ¥28,272.51

3.	Diluted Net Income per share of common stock for the interim period: ¥25,804.83

4.	Income or expenses on trading transactions are recognized on a trade date basis and are recorded in “Trading Income” or “Trading Expenses” on the consolidated statement of income. Trading Income and Trading Expenses include the interest received and the interest paid during the interim period, the gains or losses resulting from any change in the value of securities and other monetary claims between the beginning and the end of the interim period, and the gains or losses resulting from any change in the value of financial derivatives between the beginning and the end of the interim period, assuming they were settled at the end of the interim period.

5.	“Other Ordinary Income” includes gains on sales of stocks of ¥122,020 million.

6.	“Other Ordinary Expenses” includes losses on write-offs of loans of ¥61,713 million, losses on devaluation of stocks of ¥40,086 million, provision for Reserve for Possible Losses on Sales of Loans of ¥23,468 million and provision for Reserve for Reimbursement of Deposits of ¥9,420 million.

7.	“Extraordinary Gains” includes gains on recovery of written-off claims of ¥22,158 million.

8.	“Extraordinary Losses” includes losses on disposition of fixed assets of ¥4,059 million.

1-24

Mizuho Financial Group, Inc.

CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2007

	Millions of yen
	Shareholders’ Equity					Valuation and Translation Adjustments
	Common Stock and Preferred Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders’ Equity	Net Unrealized Gains on Other Securities, net of Taxes	Net Deferred Hedge Losses, net of Taxes	Revaluation Reserve for Land, net of Taxes	Foreign Currency Translation Adjustments	Total Valuation and Translation Adjustments	Minority Interests	Total Net Assets
Balance as of March 31, 2007	¥1,540,965	¥411,110	¥1,440,310	¥(32,330)	¥3,360,055	¥1,550,628	¥(111,042)	¥150,616	¥(38,964)	¥1,551,237	¥1,813,115	¥6,724,408
Effect of Unification of Accounting Policies Applied to Foreign Subsidiaries	¥—	¥—	¥2,867	¥—	¥2,867	¥—	¥—	¥—	¥—	¥—	¥—	¥2,867

Changes during the period
Cash Dividends	—	—	(101,229)	—	(101,229)	—	—	—	—	—	—	(101,229)
Net Income	—	—	327,061	—	327,061	—	—	—	—	—	—	327,061
Repurchase of Treasury Stock	—	—	—	(150,327)	(150,327)	—	—	—	—	—	—	(150,327)
Disposition of Treasury Stock	—	9	—	41	51	—	—	—	—	—	—	51
Cancellation of Treasury Stock	—	(9)	(180,180)	180,189	—	—	—	—	—	—	—	—
Transfer from Revaluation Reserve for Land, net of Taxes	—	—	2,114	—	2,114	—	—	—	—	—	—	2,114
Effect of Exclusion of an Affiliate from the Scope of the Equity Method	—	(16)	—	—	(16)	—	—	—	—	—	—	(16)
Effect of Decrease in the Equity Position of an Affiliate	—	(0)	—	—	(0)	—	—	—	—	—	—	(0)
Decrease in Stock issued by MHFG held by Equity-Method Affiliates	—	—	—	0	0	—	—	—	—	—	—	0
Net Changes in Items other than Shareholders’ Equity	—	—	—	—	—	(370,061)	19,081	(2,114)	2,236	(350,857)	(227,100)	(577,957)

Total Changes during the period	—	(16)	47,765	29,904	77,652	(370,061)	19,081	(2,114)	2,236	(350,857)	(227,100)	(500,305)

Balance as of September 30, 2007	¥1,540,965	¥411,093	¥1,490,943	¥(2,426)	¥3,440,575	¥1,180,567	¥(91,961)	¥148,501	¥(36,728)	¥1,200,379	¥1,586,015	¥6,226,971

1-25

Mizuho Financial Group, Inc.

NOTES TO CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

1. Amounts less than one million yen are rounded down.

2. Types and number of issued shares and of treasury stock are as follows:

	Thousands of Shares
	As of March 31, 2007	Increase during the period	Decrease during the period	As of September 30, 2007	Remarks
Issued shares
Common stock	11,872	—	475	11,396	*1
Eleventh Series Class XI Preferred Stock	943	—	—	943
Thirteenth Series Class XIII Preferred Stock	36	—	—	36

Total	12,852	—	475	12,376

Treasury stock
Common stock	265	215	476	4	*2

Total	265	215	476	4

*1.	Decreases are due to cancellation of treasury stock (common stock).

*2.	Increases are due to repurchase of treasury stock (214 thousand shares of common stock) and repurchase of fractional shares(0 thousand shares), decreases are due to cancellation of treasury stock (475 thousand shares of common stock) and additional purchase of fractional shares (0 thousand shares).

3. Cash dividends distributed by MHFG are as follows (non-consolidated basis):

Cash dividends paid during the six months ended September 30, 2007

Resolution	Types	Cash Dividends (Millions of yen)	Cash Dividends per Share (Yen)	Record Date	Effective Date
June 26, 2007	Common Stock	83,081	7,000	March 31, 2007
Ordinary General Meeting of Shareholders	Eleventh Series Class XI Preferred Stock	18,874	20,000	March 31, 2007	June 26, 2007
	Thirteenth Series Class XIII Preferred Stock	1,100	30,000	March 31, 2007

Total		103,056

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Mizuho Financial Group, Inc.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2007

Millions of yen
I. Cash Flow from Operating Activities
Income before Income Taxes and Minority Interests	¥422,770
Depreciation	63,372
Losses on Impairment of Fixed Assets	1,009
Equity in Income from Investments in Affiliates	(5,886)
Increase (Decrease) in Reserves for Possible Losses on Loans	(74,008)
Increase (Decrease) in Reserve for Possible Losses on Investments	(32)
Increase (Decrease) in Reserve for Possible Losses on Sales of Loans	23,468
Increase (Decrease) in Reserve for Contingencies	3,495
Increase (Decrease) in Reserve for Bonus Payments	(8,096)
Increase (Decrease) in Reserve for Employee Retirement Benefits	(595)
Increase (Decrease) in Reserve for Director and Corporate Auditor Retirement Benefits	(705)
Increase (Decrease) in Reserve for Frequent Users Services	2,422
Increase (Decrease) in Reserve for Reimbursement of Deposits	9,420
Interest Income—accrual basis	(1,520,768)
Interest Expenses—accrual basis	982,867
Losses (Gains) on Securities	(116,628)
Losses (Gains) on Money Held in Trust	(58)
Foreign Exchange Losses (Gains)—net	28,435
Losses (Gains) on Disposition of Fixed Assets	644
Decrease (Increase) in Trading Assets	(2,057,483)
Increase (Decrease) in Trading Liabilities	(337,569)
Decrease (Increase) in Loans and Bills Discounted	(9,700)
Increase (Decrease) in Deposits	(685,180)
Increase (Decrease) in Negotiable Certificates of Deposit	(217,252)
Increase (Decrease) in Debentures	(804,883)
Increase (Decrease) in Borrowed Money (excluding Subordinated Borrowed Money)	719,171
Decrease (Increase) in Due from Banks (excluding Due from Central Banks)	39,775
Decrease (Increase) in Call Loans, etc.	(1,047,841)
Decrease (Increase) in Guarantee Deposits Paid under Securities Borrowing Transactions	1,332,471
Increase (Decrease) in Call Money, etc.	530,486
Increase (Decrease) in Commercial Paper	(30,000)
Increase (Decrease) in Guarantee Deposits Received under Securities Lending Transactions	807,733
Decrease (Increase) in Foreign Exchange Assets	129,220
Increase (Decrease) in Foreign Exchange Liabilities	(153,725)
Increase (Decrease) in Short-term Bonds (Liabilities)	204,492
Increase (Decrease) in Bonds and Notes	379,969
Increase (Decrease) in Due to Trust Accounts	76,119
Interest and Dividend Income—cash basis	1,544,883
Interest Expenses—cash basis	(983,235)
Other—net	133,182

Subtotal	(618,240)
Cash Paid in Income Taxes	106,562

Net Cash Used in Operating Activities	(511,678)

II. Cash Flow from Investing Activities
Payments for Purchase of Securities	(40,795,981)
Proceeds from Sale of Securities	29,396,607
Proceeds from Redemption of Securities	11,775,122
Payments for Increase in Money Held in Trust	(15,000)
Proceeds from Decrease in Money Held in Trust	32,145
Payments for Purchase of Tangible Fixed Assets	(32,915)
Payments for Purchase of Intangible Fixed Assets	(54,665)
Proceeds from Sale of Tangible Fixed Assets	7,109
Proceeds from Sale of Intangible Fixed Assets	386
Proceeds from Sale of Stocks of Subsidiaries (affecting the scope of consolidation)	838

Net Cash Provided by Investing Activities	313,647

III. Cash Flow from Financing Activities
Proceeds from Subordinated Borrowed Money	74,000
Repayments of Subordinated Borrowed Money	(58,062)
Proceeds from Issuance of Subordinated Bonds	80,500
Payments for Redemption of Subordinated Bonds	(136,489)
Proceeds from Investments by Minority Shareholders	7,343
Repayments to Minority Shareholders	(185,500)
Cash Dividends Paid	(101,041)
Cash Dividends Paid to Minority Shareholders	(59,100)
Payments for Repurchase of Treasury Stock	(150,327)
Proceeds from Sale of Treasury Stock	51

Net Cash Used in Financing Activities	(528,627)

IV. Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents	1,448

V. Net Decrease in Cash and Cash Equivalents	(725,210)

VI. Cash and Cash Equivalents at the beginning of the period	3,089,030

VII. Cash and Cash Equivalents at the end of the period	¥2,363,820

1-27

Mizuho Financial Group, Inc.

NOTES TO CONSOLIDATED STATEMENT OF CASH FLOWS

1.	Amounts less than one million yen are rounded down.

2.	For the purpose of the consolidated statement of cash flows, Cash and Cash Equivalents consists of cash and due from central banks included in “Cash and Due from Banks” on the consolidated balance sheet.

3.	Cash and Cash Equivalents at the end of the period on the consolidated statement of cash flows reconciles to “Cash and Due from Banks” on the consolidated balance sheet as follows:

Millions of yen
Cash and Due from Banks	¥3,234,898
Due from Banks excluding central banks	(871,078)

Cash and Cash Equivalents	¥2,363,820

4.	Increase (Decrease) in Reserve for Frequent Users Services (¥621 million for the corresponding period of the previous fiscal year), formerly included in “Other – net” under “Cash Flow from Operating Activities”, is stated independently as “Increase (Decrease) in Reserve for Frequent Users Services” commencing with this period, due to the materiality of the amount.

1-28

Mizuho Financial Group, Inc.

SEGMENT INFORMATION

1. Segment Information by Type of Business

For the six months ended September 30, 2006

	Millions of yen
	Banking Business	Securities Business	Other	Total	Elimination	Consolidated Results
Ordinary Income
(1) Ordinary Income from outside customers	1,488,724	296,261	78,983	1,863,970	—	1,863,970
(2) Inter-segment Ordinary Income	18,925	30,790	57,076	106,793	(106,793)	—

Total	1,507,650	327,052	136,060	1,970,763	(106,793)	1,863,970

Ordinary Expenses	1,036,921	276,100	119,934	1,432,956	(99,142)	1,333,814

Ordinary Profits	470,729	50,951	16,126	537,807	(7,651)	530,155

Notes:	1. Ordinary Income and Ordinary Profits are presented in lieu of Sales and Operating Profits as utilized by non-financial companies.

2. Major components of type of business are as follows:

(1) Banking Business: banking and trust banking business

(2) Securities Business: securities business

(3) Other: investment advisory business and others

For the six months ended September 30, 2007

	Millions of yen
	Banking Business	Securities Business	Other	Total	Elimination	Consolidated Results
Ordinary Income
(1) Ordinary Income from outside customers	1,816,163	371,361	68,615	2,256,140	—	2,256,140
(2) Inter-segment Ordinary Income	22,302	49,853	53,659	125,815	(125,815)	—

Total	1,838,466	421,214	122,275	2,381,956	(125,815)	2,256,140

Ordinary Expenses	1,441,606	425,594	108,946	1,976,146	(119,189)	1,856,956

Ordinary Profits	396,860	(4,379)	13,329	405,809	(6,625)	399,184

Notes:	1. Ordinary Income and Ordinary Profits are presented in lieu of Sales and Operating Profits as utilized by non-financial companies.

2. Major components of type of business are as follows:

(1) Banking Business: banking and trust banking business

(2) Securities Business: securities business

(3) Other: investment advisory business and others

3.      In accordance with the revision of the Corporate Tax Law of 2007, depreciation of the tangible fixed assets acquired on or after April 1, 2007 is computed by the procedure stipulated in the revised law. As a result, Ordinary Profits decreased by ¥444 million, ¥78 million and ¥17 million for Banking Business, Securities Business and Other, respectively, compared with the corresponding amounts under the previously applied method.

         As for the tangible fixed assets acquired before April 1, 2007 and depreciated to their final depreciable limit, the salvage values of them are depreciated using the straight-line method in the following five fiscal years. As a result, Ordinary Profits decreased by ¥1,075 million, ¥15 million and ¥18 million for Banking Business, Securities Business and Other, respectively, compared with the corresponding amounts under the previously applied method.

For the fiscal year ended March 31, 2007

	Millions of yen
	Banking Business	Securities Business	Other	Total	Elimination	Consolidated Results
Ordinary Income
(1) Ordinary Income from outside customers	3,236,020	688,225	175,408	4,099,654	—	4,099,654
(2) Inter-segment Ordinary Income	33,728	77,954	125,328	237,011	(237,011)	—

Total	3,269,748	766,180	300,736	4,336,666	(237,011)	4,099,654

Ordinary Expenses	2,672,194	646,254	263,359	3,581,808	(230,323)	3,351,484

Ordinary Profits	597,554	119,925	37,377	754,857	(6,687)	748,170

Notes:	1. Ordinary Income and Ordinary Profits are presented in lieu of Sales and Operating Profits as utilized by non-financial companies.

2. Major components of type of business are as follows:

(1) Banking Business: banking and trust banking business

(2) Securities Business: securities business

(3) Other: investment advisory business and others

3.      Until the previous fiscal year, MHFG and certain domestic consolidated subsidiaries recognized director and corporate auditor retirement benefits as expenses at the time of payment. However, in accordance with the public announcement of the “Accounting Standard for Directors’ Bonus” (ASBJ Statement No. 4, November 29, 2005) and the “Auditing Treatment relating to Reserve defined under the Special Tax Measurement Law, Reserve defined under the Special Law and Reserve for Director and Corporate Auditor Retirement Benefits” (JICPA Auditing and Assurance Practice Committee Report No. 42, April 13, 2007), these benefits are recorded as Reserve for Director and Corporate Auditor Retirement Benefits at the required amount at the end of the fiscal year, based on internally established standards. As a result, Ordinary Expenses increased by ¥5,144 million, ¥506 million and ¥137 million for Banking Business, Securities Business and Other, respectively, and Ordinary Profits decreased by the same amounts for respective business, compared with the corresponding amounts under the previously applied method.

1-29

Mizuho Financial Group, Inc.

2. Segment Information by Geographic Area

For the six months ended September 30, 2006

	Millions of yen
	Japan	Americas	Europe	Asia/Oceania excluding Japan	Total	Elimination	Consolidated Results
Ordinary Income
(1) Ordinary Income from outside customers	1,292,138	278,858	196,835	96,137	1,863,970	—	1,863,970
(2) Inter-segment Ordinary Income	25,212	64,508	19,088	2,215	111,024	(111,024)	—

Total	1,317,350	343,366	215,924	98,353	1,974,994	(111,024)	1,863,970

Ordinary Expenses	849,902	311,172	201,118	78,801	1,440,995	(107,180)	1,333,814

Ordinary Profits	467,448	32,194	14,805	19,551	533,999	(3,843)	530,155

Notes:

1.      Geographic analyses are presented based on geographic contiguity, similarities in economic activities and correlation between business operations. Ordinary Income and Ordinary Profits are presented in lieu of Sales and Operating Profits as utilized by non-financial companies.

2. Americas includes the United States of America and Canada, etc., Europe includes the United Kingdom, etc. and Asia/Oceania includes Hong Kong and the Republic of Singapore, etc.

For the six months ended September 30, 2007

	Millions of yen
	Japan	Americas	Europe	Asia/Oceania excluding Japan	Total	Elimination	Consolidated Results
Ordinary Income
(1) Ordinary Income from outside customers	1,469,729	353,915	311,241	121,254	2,256,140	—	2,256,140
(2) Inter-segment Ordinary Income	26,041	120,061	40,582	893	187,578	(187,578)	—

Total	1,495,770	473,976	351,824	122,147	2,443,719	(187,578)	2,256,140

Ordinary Expenses	1,164,591	411,815	360,502	96,903	2,033,813	(176,856)	1,856,956

Ordinary Profits	331,178	62,160	(8,677)	25,244	409,905	(10,721)	399,184

Notes:

1.      Geographic analyses are presented based on geographic contiguity, similarities in economic activities, and correlation between business operations. Ordinary Income and Ordinary Profits are presented in lieu of Sales and Operating Profits as utilized by non-financial companies.

2. Americas includes the United States of America and Canada, etc., Europe includes the United Kingdom, etc. and Asia/Oceania includes Hong Kong and the Republic of Singapore, etc.

For the fiscal year ended March 31, 2007

	Millions of yen
	Japan	Americas	Europe	Asia/Oceania excluding Japan	Total	Elimination	Consolidated Results
Ordinary Income
(1) Ordinary Income from outside customers	2,822,824	614,136	445,162	217,530	4,099,654	—	4,099,654
(2) Inter-segment Ordinary Income	33,941	166,460	51,229	4,495	256,126	(256,126)	—

Total	2,856,765	780,597	496,392	222,026	4,355,781	(256,126)	4,099,654

Ordinary Expenses	2,276,141	700,757	441,505	183,878	3,602,283	(250,798)	3,351,484

Ordinary Profits	580,623	79,840	54,886	38,148	753,498	(5,328)	748,170

Notes:

1.      Geographic analyses are presented based on geographic contiguity, similarities in economic activities, and correlation between business operations. Ordinary Income and Ordinary Profits are presented in lieu of Sales and Operating Profits as utilized by non-financial companies.

2. Americas includes the United States of America and Canada, etc., Europe includes the United Kingdom, etc. and Asia/Oceania includes Hong Kong and the Republic of Singapore, etc.

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Mizuho Financial Group, Inc.

3. Ordinary Income from Overseas Entities

For the six months ended September 30, 2006

Millions of yen
Ordinary Income from Overseas Entities	Total Ordinary Income	Ordinary Income of Overseas Entities’ Ratio (%)
571,831	1,863,970	30.6

Notes:	1. Ordinary Income from Overseas Entities is presented in lieu of Sales as utilized by non-financial companies.

2.      Ordinary Income from Overseas Entities represents Ordinary Income recorded by overseas branches of domestic subsidiaries and overseas subsidiaries excluding inter-segment Ordinary Income. Geographical analyses of Ordinary Income from Overseas Entities are not presented as no such information is available.

For the six months ended September 30, 2007

Millions of yen
Ordinary Income from Overseas Entities	Total Ordinary Income	Ordinary Income of Overseas Entities’ Ratio (%)
786,411	2,256,140	34.8

Notes:	1. Ordinary Income from Overseas Entities is presented in lieu of Sales as utilized by non-financial companies.

2.      Ordinary Income from Overseas Entities represents Ordinary Income recorded by overseas branches of domestic subsidiaries and overseas subsidiaries excluding inter-segment Ordinary Income. Geographical analyses of Ordinary Income from Overseas Entities are not presented as no such information is available.

For the fiscal year ended March 31, 2007

Millions of yen
Ordinary Income from Overseas Entities	Total Ordinary Income	Ordinary Income of Overseas Entities’ Ratio (%)
1,276,830	4,099,654	31.1

Notes:	1. Ordinary Income from Overseas Entities is presented in lieu of Sales as utilized by non-financial companies.

2.      Ordinary Income from Overseas Entities represents Ordinary Income recorded by overseas branches of domestic subsidiaries and overseas subsidiaries excluding inter-segment Ordinary Income. Geographical analyses of Ordinary Income from Overseas Entities are not presented as no such information is available.

(Information not presented)

Please refer to EDINET system for information on lease transactions and derivative transactions.

For deferred taxes, securities and employee retirement benefits, please refer to the attached “Selected Financial Information For the First Half of Fiscal 2007.”

1-31

Mizuho Financial Group, Inc.

COMPARISON OF CONSOLIDATED BALANCE SHEETS (selected items)

	Millions of yen
	As of September 30, 2007 (A)	As of September 30, 2006 (B)	Change (A) - (B)	As of March 31, 2007 (C)	Change (A) - (C)
Assets
Cash and Due from Banks	¥3,234,898	¥3,490,918	¥(256,019)	¥3,993,362	¥(758,463)
Call Loans and Bills Purchased	406,491	458,825	(52,333)	302,336	104,155
Receivables under Resale Agreements	10,312,578	8,655,773	1,656,805	9,430,397	882,181
Guarantee Deposits Paid under Securities Borrowing Transactions	7,291,739	7,567,197	(275,457)	8,624,211	(1,332,471)
Other Debt Purchased	3,348,693	2,907,480	441,212	3,351,499	(2,806)
Trading Assets	12,481,601	10,584,892	1,896,708	10,414,573	2,067,028
Money Held in Trust	32,410	39,024	(6,614)	49,558	(17,148)
Securities	36,153,905	37,093,870	(939,964)	36,049,983	103,922
Loans and Bills Discounted	66,056,468	65,062,729	993,739	65,964,301	92,167
Foreign Exchange Assets	766,307	781,032	(14,725)	894,797	(128,490)
Other Assets	6,117,328	5,916,106	201,221	5,739,458	377,870
Tangible Fixed Assets	792,866	796,615	(3,749)	796,746	(3,880)
Intangible Fixed Assets	253,354	237,804	15,549	255,695	(2,341)
Deferred Debenture Charges	3	58	(54)	22	(18)
Deferred Tax Assets	438,617	378,429	60,188	389,024	49,593
Customers’ Liabilities for Acceptances and Guarantees	4,807,434	5,735,419	(927,984)	4,480,551	326,883
Reserves for Possible Losses on Loans	(782,653)	(742,778)	(39,875)	(856,314)	73,660
Reserve for Possible Losses on Investments	(142)	(1,080)	937	(174)	32

Total Assets	¥151,711,905	¥148,962,319	¥2,749,585	¥149,880,031	¥1,831,873

Liabilities
Deposits	¥74,167,419	¥71,912,235	¥2,255,183	¥74,803,064	¥(635,645)
Negotiable Certificates of Deposit	8,572,632	9,624,366	(1,051,734)	8,805,239	(232,607)
Debentures	3,919,564	5,553,640	(1,634,075)	4,723,806	(804,241)
Call Money and Bills Sold	6,473,059	7,229,632	(756,572)	6,924,136	(451,076)
Payables under Repurchase Agreements	13,700,034	12,345,445	1,354,588	12,821,752	878,281
Guarantee Deposits Received under Securities Lending Transactions	6,754,515	6,402,587	351,927	5,946,781	807,733
Commercial Paper	—	30,000	(30,000)	30,000	(30,000)
Trading Liabilities	7,978,672	7,743,727	234,945	8,297,301	(318,628)
Borrowed Money	5,298,957	4,794,865	504,092	4,563,438	735,519
Foreign Exchange Liabilities	186,481	208,210	(21,729)	339,817	(153,335)
Short-term Bonds	1,046,363	887,683	158,679	849,870	196,492
Bonds and Notes	3,556,844	2,815,959	740,884	3,237,525	319,318
Due to Trust Accounts	1,211,478	1,145,828	65,649	1,135,358	76,119
Other Liabilities	7,445,823	6,483,986	961,836	5,770,656	1,675,166
Reserve for Bonus Payments	32,368	27,572	4,795	40,972	(8,603)
Reserve for Employee Retirement Benefits	36,154	37,201	(1,047)	37,641	(1,487)
Reserve for Director and Corporate Auditor Retirement Benefits	5,779	—	5,779	6,484	(705)
Reserve for Possible Losses on Sales of Loans	23,468	—	23,468	—	23,468
Reserve for Contingencies	16,542	31,764	(15,221)	13,046	3,495
Reserve for Frequent Users Services	6,196	—	6,196	—	6,196
Reserve for Reimbursement of Deposits	9,420	—	9,420	—	9,420
Reserve under Special Law	2,670	2,509	160	2,680	(9)
Deferred Tax Liabilities	127,249	146,130	(18,880)	218,224	(90,974)
Deferred Tax Liabilities for Revaluation Reserve for Land	105,803	114,236	(8,433)	107,272	(1,469)
Acceptances and Guarantees	4,807,434	5,735,419	(927,984)	4,480,551	326,883

Total Liabilities	145,484,934	143,273,005	2,211,928	143,155,622	2,329,311

Net Assets
Total Shareholders’ Equity	3,440,575	3,121,572	319,003	3,360,055	80,520

Total Valuation and Translation Adjustments	1,200,379	1,212,367	(11,988)	1,551,237	(350,857)

Minority Interests	1,586,015	1,355,374	230,641	1,813,115	(227,100)

Total Net Assets	6,226,971	5,689,314	537,656	6,724,408	(497,437)

Total Liabilities and Net Assets	¥151,711,905	¥148,962,319	¥2,749,585	¥149,880,031	¥1,831,873

Note: Amounts less than one million yen are rounded down.

1-32

Mizuho Financial Group, Inc.

COMPARISON OF CONSOLIDATED STATEMENTS OF INCOME (selected items)

	Millions of yen
	For the six months ended September 30, 2007 (A)	For the six months ended September 30, 2006 (B)	Change (A - B)	For the fiscal year ended March 31, 2007
Ordinary Income	¥2,256,140	¥1,863,970	¥392,170	¥4,099,654
Interest Income	1,520,768	1,153,833	366,935	2,562,642
Interest on Loans and Bills Discounted	755,864	605,511	150,352	1,302,102
Interest and Dividends on Securities	361,921	255,464	106,456	592,863
Fiduciary Income	33,115	33,344	(228)	66,958
Fee and Commission Income	295,737	305,539	(9,802)	658,899
Trading Income	140,298	108,217	32,081	265,802
Other Operating Income	108,598	137,863	(29,265)	270,945
Other Ordinary Income	157,621	125,170	32,450	274,405

Ordinary Expenses	1,856,956	1,333,814	523,142	3,351,484
Interest Expenses	982,867	618,708	364,158	1,472,378
Interest on Deposits	313,654	206,150	107,503	477,042
Interest on Debentures	13,008	18,222	(5,214)	34,083
Fee and Commission Expenses	57,057	56,610	446	107,775
Trading Expenses	18,264	3,658	14,605	4,258
Other Operating Expenses	52,453	62,303	(9,850)	123,438
General and Administrative Expenses	559,564	535,340	24,224	1,091,602
Other Ordinary Expenses	186,749	57,192	129,557	552,032

Ordinary Profits	399,184	530,155	(130,971)	748,170

Extraordinary Gains	28,656	119,326	(90,670)	248,411

Extraordinary Losses	5,069	16,661	(11,591)	21,682

Income before Income Taxes and Minority Interests	422,770	632,821	(210,050)	974,898
Income Taxes:
Current	19,121	19,610	(488)	43,267
Deferred	37,983	187,040	(149,056)	223,699

Minority Interests in Net Income	38,604	33,832	4,771	86,965

Net Income	¥327,061	¥392,338	¥(65,277)	¥620,965

Note: Amounts less than one million yen are rounded down.

1-33

Mizuho Financial Group, Inc.

COMPARISON OF CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen
	For the six months ended September 30, 2007 (A)	For the six months ended September 30, 2006 (B)	Change (A-B)	For the fiscal year ended March 31, 2007
I. Cash Flow from Operating Activities
Income before Income Taxes and Minority Interests	¥422,770	¥632,821	¥(210,050)	¥974,898
Depreciation	63,372	63,391	(19)	132,228
Losses on Impairment of Fixed Assets	1,009	2,789	(1,779)	4,281
Amortization of Goodwill	—	758	(758)	758
Equity in Income from Investments in Affiliates	(5,886)	(4,201)	(1,685)	(9,324)
Increase (Decrease) in Reserves for Possible Losses on Loans	(74,008)	(71,426)	(2,582)	34,099
Increase (Decrease) in Reserve for Possible Losses on Investments	(32)	(128)	96	(1,034)
Increase (Decrease) in Reserve for Possible Losses on Sales of Loans	23,468	—	23,468	—
Increase (Decrease) in Reserve for Contingencies	3,495	(13,802)	17,298	(32,520)
Increase (Decrease) in Reserve for Bonus Payments	(8,096)	(8,525)	428	4,385
Increase (Decrease) in Reserve for Employee Retirement Benefits	(595)	(1,467)	871	(1,076)
Increase (Decrease) in Reserve for Director and Corporate Auditor Retirement Benefits	(705)	—	(705)	6,484
Increase (Decrease) in Reserve for Frequent Users Services	2,422	—	2,422	—
Increase (Decrease) in Reserve for Reimbursement of Deposits	9,420	—	9,420	—
Interest Income—accrual basis	(1,520,768)	(1,153,833)	(366,935)	(2,562,642)
Interest Expenses—accrual basis	982,867	618,708	364,158	1,472,378
Losses (Gains) on Securities	(116,628)	(100,016)	(16,611)	84,020
Losses (Gains) on Money Held in Trust	(58)	31	(90)	(41)
Foreign Exchange Losses (Gains)—net	28,435	(30,451)	58,886	(180,289)
Losses (Gains) on Disposition of Fixed Assets	644	2,992	(2,348)	428
Losses (Gains) on Cancellation of Employee Retirement Benefit Trust	—	—	—	(125,961)
Decrease (Increase) in Trading Assets	(2,057,483)	(523,687)	(1,533,795)	(255,216)
Increase (Decrease) in Trading Liabilities	(337,569)	(190,778)	(146,791)	246,107
Decrease (Increase) in Loans and Bills Discounted	(9,700)	354,570	(364,270)	(153,790)
Increase (Decrease) in Deposits	(685,180)	(1,107,502)	422,321	1,310,550
Increase (Decrease) in Negotiable Certificates of Deposit	(217,252)	265,235	(482,488)	(588,911)
Increase (Decrease) in Debentures	(804,883)	(1,052,665)	247,781	(1,884,284)
Increase (Decrease) in Borrowed Money (excluding Subordinated Borrowed Money)	719,171	2,053,014	(1,333,842)	1,841,174
Decrease (Increase) in Due from Banks (excluding Due from Central Banks)	39,775	230,096	(190,321)	751,656
Decrease (Increase) in Call Loans, etc.	(1,047,841)	(2,396,650)	1,348,809	(3,267,835)
Decrease (Increase) in Guarantee Deposits Paid under Securities Borrowing Transactions	1,332,471	1,076,372	256,098	19,358
Increase (Decrease) in Call Money, etc.	530,486	(279,665)	810,151	(446,971)
Increase (Decrease) in Commercial Paper	(30,000)	(20,000)	(10,000)	(20,000)
Increase (Decrease) in Guarantee Deposits Received under Securities Lending Transactions	807,733	(898,952)	1,706,686	(1,354,758)
Decrease (Increase) in Foreign Exchange Assets	129,220	28,906	100,314	(75,975)
Increase (Decrease) in Foreign Exchange Liabilities	(153,725)	(181,447)	27,721	(50,229)
Increase (Decrease) in Short-term Bonds (Liabilities)	204,492	(497,416)	701,909	(535,229)
Increase (Decrease) in Bonds and Notes	379,969	378,851	1,117	753,664
Increase (Decrease) in Due to Trust Accounts	76,119	(209,060)	285,180	(219,530)
Interest and Dividend Income—cash basis	1,544,883	1,118,722	426,161	2,482,364
Interest Expenses—cash basis	(983,235)	(578,028)	(405,206)	(1,387,389)
Board Members’ Bonuses	—	(70)	70	(70)
Other—net	133,182	(528,489)	661,671	(19,684)

Subtotal	(618,240)	(3,021,005)	2,402,764	(3,053,924)
Cash Paid in Income Taxes	106,562	(24,296)	130,859	(51,009)

Net Cash Provided by (Used in) Operating Activities	(511,678)	(3,045,302)	2,533,623	(3,104,934)

II. Cash Flow from Investing Activities
Payments for Purchase of Securities	(40,795,981)	(29,222,483)	(11,573,498)	(59,052,804)
Proceeds from Sale of Securities	29,396,607	17,578,658	11,817,948	35,176,618
Proceeds from Redemption of Securities	11,775,122	14,226,624	(2,451,501)	27,231,259
Payments for Increase in Money Held in Trust	(15,000)	(21,114)	6,114	(56,289)
Proceeds from Decrease in Money Held in Trust	32,145	31,911	234	56,401
Payments for Purchase of Tangible Fixed Assets	(32,915)	(25,568)	(7,346)	(77,699)
Payments for Purchase of Intangible Fixed Assets	(54,665)	(13,537)	(41,128)	(104,524)
Proceeds from Sale of Tangible Fixed Assets	7,109	18,148	(11,039)	48,000
Proceeds from Sale of Intangible Fixed Assets	386	214	172	1,050
Payments for Purchase of Stocks of Subsidiaries (affecting the scope of consolidation)	—	(800)	800	(800)

Proceeds from Sales of Stocks of Subsidiaries (affecting the scope of consolidation)	838	—	838	—

Net Cash Provided by (Used in) Investing Activities	313,647	2,572,052	(2,258,405)	3,221,212

III. Cash Flow from Financing Activities
Proceeds from Subordinated Borrowed Money	74,000	34,757	39,242	64,600
Repayments of Subordinated Borrowed Money	(58,062)	(62,000)	3,937	(112,000)
Proceeds from Issuance of Subordinated Bonds	80,500	202,191	(121,691)	309,334
Payments for Redemption of Subordinated Bonds	(136,489)	(273,700)	137,210	(350,000)
Proceeds from Investments by Minority Shareholders	7,343	—	7,343	415,734
Repayments to Minority Shareholders	(185,500)	—	(185,500)	—
Cash Dividends Paid	(101,041)	(79,748)	(21,293)	(79,793)
Cash Dividends Paid to Minority Shareholders	(59,100)	(41,525)	(17,574)	(60,908)
Payments for Repurchase of Treasury Stock	(150,327)	(603,980)	453,652	(604,331)
Proceeds from Sale of Treasury Stock	51	44	6	83

Net Cash Provided by (Used in) Financing Activities	(528,627)	(823,961)	295,334	(417,280)

IV. Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents	1,448	657	790	2,103

V. Net Increase (Decrease) in Cash and Cash Equivalents	(725,210)	(1,296,553)	571,343	(298,898)

VI. Cash and Cash Equivalents at the beginning of the period	3,089,030	3,387,929	(298,898)	3,387,929

VII. Increase (Decrease) in Cash and Cash Equivalents for Exclusion from Scope of Consolidation	—	(0)	0	(0)

VIII. Cash and Cash Equivalents at the end of the period	¥2,363,820	¥2,091,375	¥272,444	¥3,089,030

Note: Amounts less than one million yen are rounded down.

1-34

Mizuho Financial Group, Inc.

NON-CONSOLIDATED BALANCE SHEETS

	Millions of yen, %
	As of September 30, 2006%		As of September 30, 2007%		As of March 31, 2007 (Selected Items)%
Assets
Current Assets
Cash and Due from Banks	¥10,097		¥7,959		¥2,726
Accounts Receivable	248,545		124,418		248,480
Other Current Assets	8,240		6,655		7,142
Total Current Assets	266,883	5.6	139,033	3.0	258,349	5.4
Fixed Assets
Tangible Fixed Assets	693		1,019		952
Intangible Fixed Assets	3,867		3,799		4,199
Investments	4,500,580		4,479,762		4,500,535
Investments in Subsidiaries and Affiliates	4,496,426		4,474,686		4,496,431
Other Investments	4,154		5,076		4,104
Total Fixed Assets	4,505,141	94.4	4,484,581	97.0	4,505,687	94.6
Deferred Assets	152	0.0	—	—	—	—

Total Assets	¥4,772,176	100.0	¥4,623,615	100.0	¥4,764,036	100.0

Liabilities
Current Liabilities
Short-term Borrowings	¥1,380,000		¥1,130,000		¥1,380,000
Short-term Bonds	210,000		160,000		203,000
Reserve for Bonus Payments	189		236		187
Other Current Liabilities	1,086		2,214		1,906
Total Current Liabilities	1,591,275	33.4	1,292,450	27.9	1,585,093	33.3
Non-Current Liabilities
Reserve for Employee Retirement Benefits	572		824		704
Reserve for Director and Corporate Auditor Retirement Benefits	—		414		648
Other Non-Current Liabilities	1,549		1,505		1,185
Total Non-Current Liabilities	2,121	0.0	2,745	0.1	2,538	0.0

Total Liabilities	1,593,397	33.4	1,295,195	28.0	1,587,631	33.3

Net Assets
Shareholders’ Equity
Common Stock and Preferred Stock	1,540,965	32.3	1,540,965	33.3	1,540,965	32.3
Capital Surplus
Capital Reserve	385,241		385,241		385,241
Total Capital Surplus	385,241	8.0	385,241	8.3	385,241	8.1
Retained Earnings
Appropriated Reserve	4,350		4,350		4,350
Other Retained Earnings	1,249,924		1,400,226		1,247,876
Retained Earnings Brought Forward	1,249,924		1,400,226		1,247,876
Total Retained Earnings	1,254,274	26.3	1,404,576	30.4	1,252,226	26.3
Treasury Stock	(1,713)	(0.0)	(2,369)	(0.0)	(2,037)	(0.0)

Total Shareholders’ Equity	3,178,767	66.6	3,328,414	72.0	3,176,394	66.7

Valuation and Translation Adjustments
Net Unrealized Gains on Other Securities, net of Taxes	10	0.0	5	0.0	9	0.0

Total Valuation and Translation Adjustments	10	0.0	5	0.0	9	0.0

Total Net Assets	3,178,778	66.6	3,328,419	72.0	3,176,404	66.7

Total Liabilities and Net Assets	¥4,772,176	100.0	¥4,623,615	100.0	¥4,764,036	100.0

1-35

Mizuho Financial Group, Inc.

NON-CONSOLIDATED STATEMENTS OF INCOME

	Millions of yen, %
	For the six months ended September 30, 2006%		For the six months ended September 30, 2007%		For the fiscal year ended March 31, 2007 (Selected Items)%
Operating Income	¥1,234,363	100.0	¥604,926	100.0	¥1,250,099	100.0
Operating Expenses	9,277	0.8	9,042	1.5	19,205	1.5
General and Administrative Expenses	9,277		9,042		19,205

Operating Profits	1,225,085	99.2	595,884	98.5	1,230,893	98.5

Non-Operating Income	185	0.0	258	0.0	214	0.0
Non-Operating Expenses	5,564	0.4	7,887	1.3	12,640	1.0

Ordinary Profits	1,219,706	98.8	588,255	97.2	1,218,468	97.5

Extraordinary Gains	24,563	2.0	38,377	6.4	24,809	2.0
Extraordinary Losses	2,730	0.2	254	0.0	3,640	0.3

Income before Income Taxes	1,241,539	100.6	626,378	103.6	1,239,637	99.2

Income Taxes:
Current	2		9		5
Deferred	(235)		(84)		(78)

Total Income Taxes	(233)	(0.0)	(75)	(0.0)	(73)	(0.0)

Net Income	¥1,241,772	100.6	¥626,454	103.6	¥1,239,710	99.2

1-36

Mizuho Financial Group, Inc.

NON-CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

	Millions of yen
	Shareholders’ Equity									Valuation and Translation Adjustments
		Capital Surplus			Retained Earnings
	Common Stock and Preferred Stock	Capital Reserve	Other Capital Surplus	Total Capital Surplus	Appropriated Reserve	Other Retained Earnings	Total Retained Earnings	Treasury Stock	Total Shareholders’ Equity	Net Unrealized Gains on Other Securities, net of Taxes	Total Net Assets
						Retained Earnings Brought Forward
Balance as of March 31, 2007	¥1,540,965	¥385,241	—	¥385,241	¥4,350	¥1,247,876	¥1,252,226	¥(2,037)	¥3,176,394	¥9	¥3,176,404

Changes during the period
Cash Dividends	—	—	—	—	—	(103,056)	(103,056)	—	(103,056)	—	(103,056)
Net Income	—	—	—	—	—	626,454	626,454	—	626,454	—	626,454
Repurchase of Treasury Stock	—	—	—	—	—	—	—	(371,429)	(371,429)	—	(371,429)
Disposition of Treasury Stock	—	—	9	9	—	—	—	41	51	—	51
Cancellation of Treasury Stock	—	—	(9)	(9)	—	(371,046)	(371,046)	371,055	—	—	—
Net Changes in Items other than Shareholders’ Equity	—	—	—	—	—	—	—	—	—	(4)	(4)

Total Changes during the period	—	—	—	—	—	152,350	152,350	(331)	152,019	(4)	152,014

Balance as of September 30, 2007	¥1,540,965	¥385,241	—	¥385,241	¥4,350	¥1,400,226	¥1,404,576	¥(2,369)	¥3,328,414	¥5	¥3,328,419

1-37

SUMMARY OF INTERIM RESULTS

For Fiscal 2007

< under Japanese GAAP >

Summary Results for the First Half of Fiscal 2007

I. Summary of Income Analysis

•	Consolidated Net Business Profits

•	Consolidated Net Business Profits for the first half of fiscal 2007 decreased by JPY 33.6 billion on a year-on-year basis.

•

Net Business Profits from the banking subsidiaries for the same period increased by JPY 21.0 billion on a year-on-year basis, recovering significantly from a decrease in profits for the first quarter by JPY 37.9 billion compared with the corresponding period of the previous fiscal year. The increase was due to an increase in income from Customer Groups, particularly that in net interest income from deposit and loan business, and strong market-related income.

•

Meanwhile, Mizuho Securities recorded a significant decline of its profitability (a decrease of JPY 53.0 billion in Consolidated Ordinary Profits on a year-on-year basis), suffering from the dislocation in the global financial market which stemmed from the US subprime loan issues.

(Consolidated)

	1H of FY2007
		Change from 1H of FY2006
(JPY Bn)
Consolidated Gross Profits	987.8	-9.6
Consolidated Net Business Profits *1	414.0	-33.6
Credit-related Costs	-44.6	-137.7
Net Gains related to Stocks *2	85.1	-4.7
Ordinary Profits	399.1	-130.9
Net Income	327.0	-65.2

*1:	Consolidated Gross Profits - General and Administrative Expenses (excluding Non-Recurring Losses) + Equity in Income from Investments in Affiliates and certain other consolidation adjustments
*2:	Gains of JPY 14.7 billion on sale of stock associated with credit and alternative investments, which we made as part of our efforts to diversify sources of our market-related income, were recorded as Net Gains related to Stocks.

•	Consolidated Net Income

•

Consolidated Net Income for the first half of fiscal 2007 decreased by JPY 65.2 billion to JPY 327.0 billion. This was mainly because, together with the aforementioned factors, Credit-related Costs in this period reverted to a net provision from a net reversal of JPY 93.0 billion in the corresponding period of the previous fiscal year.

•	Credit-related Costs increased on a year-on-year basis as we revised obligor ratings, especially for SME and other obligors with the relatively lower ratings, in light of uncertainty over the economy.

•

The total impact of the dislocation in the global financial market stemmed from the US subprime loan issues on the Group’s P&L for the first half of fiscal 2007 was slightly less than JPY 70.0 billion.

[Breakdown of the P&L impact (including overseas subsidiaries)]

• Banking subsidiaries
Losses on the sale of securitization products and others : approx. JPY -2.0 Bn
Reserve for Possible Losses on Sales of Loans : approx. JPY -23.0 Bn
Others (Credit-related Costs associated with SIVs* and profits from hedging by CDS) : approx. JPY -8.0 Bn
• Mizuho Securities Co., Ltd. (Trading losses on securitization products) : approx JPY -35.0 Bn
*	Structured Investment Vehicle (refer to section III described later)

(Reference) 3 Banks

	1H of FY2007
		Change from 1H of FY2006
(JPY Bn)
Gross Profits	849.0	32.1
G&A Expenses (excluding Non-Recurring Losses)	-434.7	-11.0
Net Business Profits	414.2	21.0
Credit-related Costs	-53.8	-139.9
Net Gains related to Stocks	73.9	-7.5
Ordinary Profits	319.7	-130.9
Net Income	326.0	-36.6

(Consolidated)

	1H of FY2007
		Change from 1H of FY2006
EPS *1 (JPY)	25,804	-4,982
ROE *2	13.6%	-3.4%

*1:	Fully diluted EPS: Diluted Net Income for the 1H per Share of Common Stock* [*Calculated under the assumption that all dilutive convertible securities are converted at the price calculated based on the market price at the beginning of the fiscal year.]
*2:	Return on Equity = Annualized Net Income **/ [{(Total Shareholders’ Equity + Total Valuation and Translation Adjustments) <beginning> *** + (Total Shareholders’ Equity + Total Valuation and Translation Adjustments) <half-year-end>} /2 ]X 100
[** Net Income for the 1H of FY2007 (Apr. 1—Sep. 30, 2007) X 365 / 183]
[*** Figures for Apr. 1, 2006 calculated using former “Total Shareholders’ Equity” data]

2-1

II. Steady Enhancement of the Group’s Comprehensive Profitability

•	Net Interest Income

•	The average loan balance for the first half of fiscal 2007 continued to increase mainly driven by expansion of overseas lending.

•	In addition, the domestic loan-and-deposit rate margin for the same period steadily improved by 0.13% compared with the corresponding period of the previous fiscal year.

•

Despite some factors including a decline in net dividend and interest income related to equity and other investments, due to an increase in net interest income from deposit and loan business backed by the aforementioned improvement in the domestic loan-and-deposit rate margin, Consolidated Net Interest Income for the same period increased by JPY 2.7 billion on a year-on-year basis.

(Consolidated Net Interest Income for the first quarter of fiscal 2007 decreased by JPY 5.3 billion on a year-on-year basis).

*	Aggregate average balance of the 3 Banks for the period, excluding Trust Account and loans to Mizuho Financial Group, Inc.
**	Aggregate figures of domestic operations of Mizuho Bank and Mizuho Corporate Bank after excluding loans to Mizuho Financial Group, Inc., Deposit Insurance Corporation of Japan and the Japanese Government.

•	Non-Interest Income

•	Net Fee and Commission Income of the 3 Banks remained flat at JPY 179.2 billion compared with the corresponding period of the previous fiscal year.

•	As for our business with individual customers, fee income related to investment trusts and individual annuities continued to increase.

•	As for our business with corporate customers, fee and commission income from solution-related business and foreign exchange business decreased, despite an increase in that from overseas business.

2-2

III. Financial Soundness

•	The Group maintains its financial soundness at a high level.

•	In response to changes in the market conditions, we have taken the following actions since the first half of fiscal 2007 in light of U.S.GAAP.

•	Expansion of scope for fair value measurement

–	Adoption of fair value measurement for 96% of the total balance of Other Securities (excluding stocks, private placement bonds guaranteed by our banking subsidiaries.)

–	Unrealized losses associated with expansion of the scope is approximately JPY 25.0 billion.

•	Reserve for Possible Losses on Sales of Loans

–	Recorded reserve of JPY 23.4 billion for possible losses on sales of loans (approximately JPY 860.0 billion), out of those related to LBO and others.

•	The total balance of securitization products and the breakdown as o f the end of September 2007 are shown on the right table.

The outstanding balance of investments and loans associated with SIVs is approximately JPY 25.0 billion, the vast majority of which has already been provisioned. Moreover, there is no such case that we established an SIV which invests in securitization products, and we provide liquidity support and other assistance for it.

	September 30, 2007
		Change from March 31, 2007
(JPY Bn)
Consolidated Capital Adequacy Ratio	11.79%	-0.69%
(Total Risk-based Capital)	(8,325.2)	(-516.0)
Tier I Capital Ratio	6.97%	0.01%
(Tier I Capital)	(4,918.7)	(-14.8)
Net Deferred Tax Assets (DTAs) (Consolidated)	311.3	140.5
Net DTAs / Tier 1 Ratio	6.3%	2.8%
Disclosed Claims under the Financial Reconstruction Law (3 Banks)	1,268.7	22.0
NPL Ratio	1.69%	0.04%
(Net NPL Ratio *1)	(0.79%)	(0.12%)
Unrealized Gains on Other Securities *2 (Consolidated)	1,864.2	-572.9

*1:	(Disclosed Claims under the Financial Reconstruction Law - Reserves for Possible Losses on Loans) / (Total Claims - Reserves for Possible Losses on Loans) X 100

*2:	The base amount to be recorded directly to Net Assets after tax and other necessary adjustments

[The Group in total]

[Managerial accounting basis]	September 30, 2007
Securitization Products	JPY 5.6 Tn (JPY 0.9 Tn)*1
Foreign currency denominated	JPY 1.8 Tn (JPY 0.5 Tn)
RMBS related (including CDO) *2	JPY 0.8 Tn (JPY 0.4 Tn)

*1:	Figures in brackets are the outstanding balance of Mizuho Securities (consist entirely of trading account, including overseas subsidiaries.)
*2:	Including securitization products (RMBS• CDO) that include U.S subprime morgage loans as underlying assets. (3 Banks: Approx. JPY6.0 Bn, Mizuho Securities: JPY0.1 Tn, including overseas subsidiaries.)

IV. Disciplined Capital Management

•	Repurchase and Cancellation of Own Shares (Common Shares)

•

In September 2007, we repurchased and cancelled approximately JPY 149.9 billion (214,900 shares) of our own shares (common shares) (Period of repurchase: From August to September 2007). The repurchase and cancellation were conducted for the purpose of, among other things, offsetting the potential dilutive effect of the conversion of the Eleventh Series Class XI Preferred Stock (JPY 943.7 billion in issued value) in consideration of the possibility that the number of shares of our common stock will increase after the commencement of the conversion period from July 1, 2008.

We continue to consider setting up additional repurchase limits and conducting share repurchase, based on market conditions, our earning trends and other factors.

•	Repurchase and Cancellation of Treasury Stock Held by Our Subsidiary

•	On May 28, 2007, we repurchased and cancelled all the treasury stock (261,040.83 shares of common stock, JPY 221.1 billion in value) held by our subsidiary, Mizuho Financial Strategy, Co., Ltd.

•	Optional redemption of Preferred Securities

•	On June 29, 2007, we redeemed all of the JPY 185.5 billion of non-dilutive preferred debt securities which were issued in February 2002 and became redeemable at the issuer’s option in June 2007.

2-3

Earning Estimates for Fiscal 2007

(The figures below are on a consolidated basis.)

•	We estimate Consolidated Net Business Profits for fiscal 2007 of JPY 840.0 billion, a decrease of JPY 151.6 billion on a year-on-year basis.

Regarding the banking subsidiaries, we estimate Net Business Profits at almost the same level as those in the previous fiscal year. We aim at increasing income from Customer Groups by continuing strategic outlays of management resources in the areas of growth and further enhancing the Group’s comprehensive strengths, while estimating the market-related income at a conservative level.

On the other hand, however, due to the impact of dislocation in the global financial market stemming from the U.S. subprime loan issues, additional losses of Mizuho Securities in the second half are taken into consideration.

•

We estimate Credit-related Costs to be JPY 95.0 billion for the full fiscal year, based on the results of the first half, our plan to continue taking precautionary measures for the future, and other factors. Moreover, we estimate Net Gains related to Stocks of JPY 230.0 billion.

•

In addition, the recognition of the accounting gains on the scheduled merger between Mizuho Securities and Shinko Securities will be carried forward to the next term, as a result of the postponement of the merger which was announced today. Mainly due to the aforementioned factors, Consolidated Net Income is estimated to be JPY 650.0 billion (a decrease of JPY 100.0 billion compared with the May 2007 estimate), which is an increase of JPY 29.0 billion on a year-on-year basis.

•

Meanwhile, we plan to increase cash dividends per share of common stock for the fiscal year ending March 2008 to JPY 10,000 (a JPY 3,000 increase from that for the previous fiscal year), unchanged from the level estimated as of May 2007, and make dividend payments on preferred stock as prescribed.

(Consolidated)

	FY2007 (Estimates)
(JPY Bn)		Change from FY2006
Consolidated Net Business Profits *	840.0	-151.6
Credit-related Costs	-95.0	-54.8
Net Gains related to Stocks	230.0	339.5
Ordinary Profits	830.0	81.8
Net Income	650.0	29.0

*1:	Consolidated Gross Profits - General and Administrative Expenses (excluding Non-Recurring Losses) + Equity in Income from Investments in Affiliates and certain other consolidation adjustments

(Reference) 3 Banks

	FY2007 (Estimates)
(JPY Bn)		Change from FY2006
Net Business Profits	841.0	-3.5
Credit-related Costs	-93.0	-69.6
Net Gains related to Stocks	220.0	335.3
Ordinary Profits	800.0	227.5
Net Income	715.0	116.7

Definition

3 Banks:

Aggregate figures for Mizuho Bank, Mizuho Corporate Bank and Mizuho Trust & Banking on a non-consolidated basis.

On October 1, 2005, each of the financial subsidiaries for corporate revitalization was merged into its own parent bank, and figures before October 1, 2005 are the aggregate figures for the above three banks and their financial subsidiaries for corporate revitalization

2-4

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation, incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; revised assumptions or other changes related to our pension plans; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; the effectiveness of our operational, legal and other risk management policies; our ability to avoid reputational harm; and effects of changes in general economic conditions in Japan.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors,” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) which is available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

2-5

SELECTED FINANCIAL INFORMATION

For the First Half of Fiscal 2007

<under Japanese GAAP>

Mizuho Financial Group, Inc.

C O N T E N T S

Notes:

“CON”: Consolidated figures of Mizuho Financial Group, Inc. (“MHFG”).

“NON(B)”: Non-consolidated figures of Mizuho Bank, Ltd. (“MHBK”), Mizuho Corporate Bank, Ltd. (“MHCB”) and Mizuho Trust & Banking Co., Ltd. (“MHTB”).

“NON(B&R)”: Aggregated figures of the relevant banks including past figures for their former financial subsidiaries for corporate revitalization.

*MHBK, MHCB and MHTB merged with their own financial subsidiaries for corporate revitalization respectively, as of October 1, 2005.

“HC”: Non-consolidated figures of Mizuho Financial Group, Inc.

I. FINANCIAL DATA FOR THE FIRST HALF OF FISCAL 2007	See above Notes		Pages

1. Income Analysis	CON	NON(B)	3- 1

2. Interest Margins (Domestic Operations)	NON(B)		3- 6

3. Use and Source of Funds	NON(B)		3- 7

4. Net Gains /Losses on Securities	NON(B)		3- 11

5. Unrealized Gains /Losses on Securities	CON	NON(B)	3- 13

6. Projected Redemption Amounts for Securities	NON(B)		3- 15

7. Overview of Derivative Transactions Qualifying for Hedge Accounting	NON(B)		3- 16

8. Employee Retirement Benefits	NON(B)	CON	3- 17

9. Capital Adequacy Ratio (Basel II)	CON		3- 19

II. REVIEW OF CREDITS	See above Notes		Pages

1. Status of Non-Accrual, Past Due & Restructured Loans	CON	NON(B)	3- 21

2. Status of Reserves for Possible Losses on Loans	CON	NON(B)	3- 23

3. Reserve Ratios for Non-Accrual, Past Due & Restructured Loans	CON	NON(B)	3- 24

4. Status of Disclosed Claims under the Financial Reconstruction Law (“FRL”)	CON	NON(B)	3- 25

5. Coverage on Disclosed Claims under the FRL	NON(B)		3- 27

6. Overview of Non-Performing Loans(“NPLs”)	NON(B)		3- 30

7. Results of Removal of NPLs from the Balance Sheet	NON(B&R)		3- 31

8. Status of Loans by Industry

(1) Outstanding Balances and Non-Accrual, Past Due & Restructured Loans by Industry	NON(B)		3- 33

(2) Disclosed Claims under the FRL and Coverage Ratio by Industry	NON(B)		3- 35

9. Housing and Consumer Loans & Loans to Small and Medium-Sized Enterprises (“SMEs”) and Individual Customers

(1) Balance of Housing and Consumer Loans	NON(B)		3- 36

(2) Loans to SMEs and Individual Customers	NON(B)		3- 36

10. Status of Loans by Region

(1) Balance of Loans to Restructuring Countries	NON(B)		3- 37

(2) Outstanding Balances and Non-Accrual, Past Due & Restructured Loans by Region	NON(B)		3- 37

III. DEFERRED TAXES	See above Notes		Pages

1. Change in Deferred Tax Assets, etc.	CON	NON(B)	3- 38

2. Estimation of Deferred Tax Assets, etc.

(1) Calculation Policy	NON(B)		3- 39

(2) Estimation for Calculating Deferred Tax Assets	NON(B)		3- 40

IV. OTHER	See above Notes					Pages

1. Breakdown of Deposits (Domestic Offices)	NON	(B)				3- 44

2. Number of Directors and Employees	HC		NON	(B)		3- 45

3. Number of Branches and Offices	NON	(B)				3- 46

4. Earnings Estimates for Fiscal 2007	CON		NON	(B)	HC	3- 47

Attachments	See above Notes					Pages

Mizuho Bank, Ltd.

Comparison of Non-Consolidated Balance Sheets (selected items)	NON	(B)				3- 48

Comparison of Non-Consolidated Statements of Income (selected items)	NON	(B)				3- 49

Non-Consolidated Statement of Changes in Net Assets	NON	(B)				3- 50

Mizuho Corporate Bank, Ltd.

Comparison of Non-Consolidated Balance Sheets (selected items)	NON	(B)				3- 51

Comparison of Non-Consolidated Statements of Income (selected items)	NON	(B)				3- 52

Non-Consolidated Statement of Changes in Net Assets	NON	(B)				3- 53

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation, incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; revised assumptions or other changes related to our pension plans; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; the effectiveness of our operational, legal and other risk management policies; our ability to avoid reputational harm; and effects of changes in general economic conditions in Japan.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors,” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), which is available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Mizuho Financial Group, Inc.

I. FINANCIAL DATA FOR THE FIRST HALF OF FISCAL 2007

1. Income Analysis

Consolidated

		(Millions of yen)
		First Half of Fiscal 2007	Change	First Half of Fiscal 2006

Consolidated Gross Profits	1	987,876	(9,640)	997,517
Net Interest Income	2	537,901	2,776	535,125
Fiduciary Income	3	33,115	(228)	33,344
Credit Costs for Trust Accounts	4	—	—	—
Net Fee and Commission Income	5	238,680	(10,248)	248,929
Net Trading Income	6	122,034	17,475	104,559
Net Other Operating Income	7	56,144	(19,415)	75,560
General and Administrative Expenses	8	(559,564)	(24,224)	(535,340)
Personnel Expenses	9	(240,694)	(12,394)	(228,300)
Non-Personnel Expenses	10	(290,315)	(10,355)	(279,960)
Miscellaneous Taxes	11	(28,554)	(1,475)	(27,078)
Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Possible Losses on Loans )	12	(68,055)	(54,955)	(13,099)
Losses on Write-offs of Loans	13	(61,713)	(48,955)	(12,758)
Net Gains (Losses) related to Stocks	14	85,103	(4,768)	89,872
Equity in Income from Investments in Affiliates	15	5,886	1,685	4,201
Other	16	(52,063)	(39,066)	(12,996)

Ordinary Profits	17	399,184	(130,971)	530,155

Net Extraordinary Gains (Losses)	18	23,586	(79,078)	102,665
Reversal of Reserves for Possible Losses on Loans, etc.	19	23,368	(82,762)	106,131
Reversal of Reserve for Possible Losses on Investments	20	31	31	—
Income before Income Taxes and Minority Interests	21	422,770	(210,050)	632,821
Income Taxes - Current	22	(19,121)	488	(19,610)
- Deferred	23	(37,983)	149,056	(187,040)
Minority Interests in Net Income	24	(38,604)	(4,771)	(33,832)

Net Income	25	327,061	(65,277)	392,338

Credit-related Costs (including Credit Costs for Trust Accounts)	26	(44,686)	(137,718)	93,031
_____________

*  Credit-related Costs [26] = Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for

                                                Possible Losses on Loans ) [12] + Reversal of Reserves for Possible Losses on Loans, etc.

                                                [19] + Credit Costs for Trust Accounts [4]

(Reference)
Consolidated Net Business Profits	27	414,039	(33,677)	447,717
_____________

*  Consolidated Net Business Profits [27] = Consolidated Gross Profits [1] - General and Administrative Expenses (excluding

                                                                       Non-Recurring Losses) + Equity in Income from Investments in Affiliates and certain other consolidation adjustments

Number of consolidated subsidiaries	28	137	6	131
Number of affiliates under the equity method	29	22	2	20

3-1

Mizuho Financial Group, Inc.

Aggregated Figures of the 3 Banks

Non-Consolidated

		(Millions of yen)
		First Half of Fiscal 2007					First Half of Fiscal 2006
		MHBK	MHCB	MHTB	Aggregated Figures	Change
Gross Profits	1	466,934	301,877	80,190	849,003	32,125	816,878
Domestic Gross Profits	2	392,878	148,980	74,882	616,741	44,355	572,386
Net Interest Income	3	299,431	111,771	23,756	434,959	7,776	427,183
Fiduciary Income	4			32,468	32,468	(411)	32,880
Credit Costs for Trust Accounts	5			—	—	—	—
Net Fee and Commission Income	6	88,279	24,777	18,060	131,118	(10,328)	141,446
Net Trading Income	7	3,628	9,910	(105)	13,433	30,902	(17,468)
Net Other Operating Income	8	1,538	2,520	702	4,762	16,416	(11,654)
International Gross Profits	9	74,056	152,896	5,308	232,261	(12,230)	244,491
Net Interest Income	10	1,417	38,295	2,483	42,196	(7,257)	49,453
Net Fee and Commission Income	11	6,843	41,318	(32)	48,130	10,136	37,993
Net Trading Income	12	26,573	62,343	675	89,592	23,082	66,510
Net Other Operating Income	13	39,222	10,938	2,182	52,342	(38,191)	90,534
General and Administrative Expenses (excluding Non-Recurring Losses)	14	(267,235)	(123,606)	(43,910)	(434,752)	(11,030)	(423,722)
Expense Ratio	15	57.2%	40.9%	54.7%	51.2%	(0.6%)	51.8%
Personnel Expenses	16	(64,243)	(43,401)	(14,461)	(122,106)	2,440	(124,547)
Non-Personnel Expenses	17	(186,111)	(73,627)	(27,910)	(287,649)	(12,446)	(275,202)
Premium for Deposit Insurance	18	(21,692)	(3,720)	(1,428)	(26,840)	507	(27,347)
Miscellaneous Taxes	19	(16,881)	(6,576)	(1,538)	(24,996)	(1,024)	(23,972)

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans) *	20	199,698	178,271	36,280	414,250	21,094	393,155
Excluding Net Gains (Losses) related to Bonds	21	200,380	142,284	33,367	376,031	(1,877)	377,909

Reversal of (Provision for) General Reserve for Possible Losses on Loans	22	10,044	—	—	10,044	13,647	(3,603)

Net Business Profits	23	209,743	178,271	36,280	424,295	34,742	389,552
Net Gains (Losses) related to Bonds	24	(681)	35,987	2,912	38,218	22,972	15,246

Net Non-Recurring Gains (Losses)	25	(113,761)	10,563	(1,392)	(104,590)	(165,712)	61,122
Net Gains (Losses) related to Stocks	26	12,463	60,135	1,303	73,902	(7,552)	81,455
Expenses related to Portfolio Problems	27	(102,918)	(16,334)	(511)	(119,765)	(108,678)	(11,086)
Other	28	(23,306)	(33,237)	(2,184)	(58,727)	(49,481)	(9,246)

Ordinary Profits	29	95,981	188,835	34,887	319,704	(130,970)	450,674

Net Extraordinary Gains (Losses)	30	9,705	23,180	23,357	56,243	(41,608)	97,852
Net Gains (Losses) on Disposition of Fixed Assets	31	(634)	517	(305)	(422)	2,208	(2,630)
Losses on Impairment of Fixed Assets	32	(949)	(38)	(17)	(1,005)	1,783	(2,789)
Reversal of Reserves for Possible Losses on Loans, etc.	33	11,112	22,530	22,219	55,862	(44,957)	100,820
Reversal of Reserve for Possible Losses on Investments	34	—	33	—	33	33	—
Income before Income Taxes	35	105,687	212,015	58,245	375,948	(172,578)	548,527
Income Taxes - Current	36	(243)	(19)	(9)	(271)	30	(302)
- Deferred	37	(4,547)	(38,216)	(6,836)	(49,600)	135,866	(185,467)

Net Income	38	100,896	173,779	51,400	326,075	(36,681)	362,757

_____________
* Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans) of MHTB excludes the amounts of Credit Costs for Trust Accounts [5].

Credit-related Costs	39	(81,761)	6,195	21,708	(53,858)	(139,988)	86,130
_____________

*  Credit-related Costs [39] = Expenses related to Portfolio Problems [27] + Reversal of (Provision for) General Reserve for

                                                 Possible Losses on Loans [22] + Reversal of Reserves for Possible Losses on Loans, etc.

                                                 [33] + Credit Costs for Trust Accounts [5]

(Reference) Breakdown of Credit-related Costs

Credit Costs for Trust Accounts	40			—	—	—	—
Reversal of (Provision for) General Reserve for Possible Losses on Loans	41	10,044	35,400	951	46,396	3,876	42,520
Losses on Write-offs of Loans	42	(36,984)	(5,788)	(507)	(43,279)	(65,549)	22,269
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	43	(52,064)	(22,587)	21,062	(53,589)	(62,532)	8,943
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	44	51	2,694	177	2,923	2,079	843
Reversal of (Provision for) Reserve for Contingencies	45	—	(3,524)	28	(3,495)	(15,390)	11,894
Other (including Losses on Sales of Loans)	46	(2,808)	—	(4)	(2,813)	(2,472)	(341)
Total	47	(81,761)	6,195	21,708	(53,858)	(139,988)	86,130

3-2

Mizuho Financial Group, Inc.

Mizuho Bank

Non-Consolidated

		(Millions of yen)
		First Half of Fiscal 2007	Change	First Half of Fiscal 2006
Gross Profits	1	466,934	(10,122)	477,056
Domestic Gross Profits	2	392,878	16,388	376,489
Net Interest Income	3	299,431	4,367	295,063
Net Fee and Commission Income	4	88,279	(4,306)	92,586
Net Trading Income	5	3,628	449	3,179
Net Other Operating Income	6	1,538	15,879	(14,340)
International Gross Profits	7	74,056	(26,510)	100,566
Net Interest Income	8	1,417	2,301	(884)
Net Fee and Commission Income	9	6,843	(533)	7,377
Net Trading Income	10	26,573	11,743	14,829
Net Other Operating Income	11	39,222	(40,022)	79,244
General and Administrative Expenses (excluding Non-Recurring Losses)	12	(267,235)	(6,822)	(260,413)
Expense Ratio	13	57.2%	2.6%	54.5%
Personnel Expenses	14	(64,243)	3,758	(68,001)
Non-Personnel Expenses	15	(186,111)	(9,675)	(176,436)
Premium for Deposit Insurance	16	(21,692)	125	(21,817)
Miscellaneous Taxes	17	(16,881)	(905)	(15,975)

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	18	199,698	(16,944)	216,642
Excluding Net Gains (Losses) related to Bonds	19	200,380	(30,140)	230,520

Reversal of (Provision for) General Reserve for Possible Losses on Loans	20	10,044	10,044	—

Net Business Profits	21	209,743	(6,899)	216,642
Net Gains (Losses) related to Bonds	22	(681)	13,196	(13,877)

Net Non-Recurring Gains (Losses)	23	(113,761)	(106,776)	(6,984)
Net Gains (Losses) related to Stocks	24	12,463	10,261	2,202
Expenses related to Portfolio Problems	25	(102,918)	(93,843)	(9,075)
Other	26	(23,306)	(23,194)	(112)

Ordinary Profits	27	95,981	(113,676)	209,658

Net Extraordinary Gains (Losses)	28	9,705	9,905	(200)
Net Gains (Losses) on Disposition of Fixed Assets	29	(634)	1,097	(1,732)
Losses on Impairment of Fixed Assets	30	(949)	1,389	(2,338)
Reversal of Reserves for Possible Losses on Loans, etc.	31	11,112	7,306	3,806
Reversal of Reserve for Possible Losses on Investments	32	—	—	—
Income before Income Taxes	33	105,687	(103,770)	209,457
Income Taxes - Current	34	(243)	16	(260)
- Deferred	35	(4,547)	79,234	(83,781)

Net Income	36	100,896	(24,519)	125,415

Credit-related Costs	37	(81,761)	(76,493)	(5,268)
_______________

*  Credit-related Costs [37] = Expenses related to Portfolio Problems [25] + Reversal of (Provision for) General Reserve for

                                                 Possible Losses on Loans [20] + Reversal of Reserves for Possible Losses on Loans, etc. [31]

(Reference) Breakdown of Credit-related Costs

Reversal of (Provision for) General Reserve for Possible Losses on Loans	38	10,044	4,970	5,074
Losses on Write-offs of Loans	39	(36,984)	(28,225)	(8,759)
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	40	(52,064)	(50,780)	(1,284)
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	41	51	35	16
Reversal of (Provision for) Reserve for Contingencies	42	—	—	—
Other (including Losses on Sales of Loans)	43	(2,808)	(2,492)	(316)
Total	44	(81,761)	(76,493)	(5,268)

3-3

Mizuho Financial Group, Inc.

Mizuho Corporate Bank

Non-Consolidated

		(Millions of yen)
		First Half of Fiscal 2007	Change	First Half of Fiscal 2006
Gross Profits	1	301,877	45,102	256,775
Domestic Gross Profits	2	148,980	36,901	112,078
Net Interest Income	3	111,771	4,502	107,269
Net Fee and Commission Income	4	24,777	(3,173)	27,951
Net Trading Income	5	9,910	33,253	(23,343)
Net Other Operating Income	6	2,520	2,319	201
International Gross Profits	7	152,896	8,200	144,696
Net Interest Income	8	38,295	(11,653)	49,948
Net Fee and Commission Income	9	41,318	10,666	30,652
Net Trading Income	10	62,343	8,493	53,850
Net Other Operating Income	11	10,938	693	10,244
General and Administrative Expenses (excluding Non-Recurring Losses)	12	(123,606)	(4,349)	(119,256)
Expense Ratio	13	40.9%	(5.4%)	46.4%
Personnel Expenses	14	(43,401)	(1,885)	(41,516)
Non-Personnel Expenses	15	(73,627)	(2,371)	(71,256)
Premium for Deposit Insurance	16	(3,720)	426	(4,146)
Miscellaneous Taxes	17	(6,576)	(92)	(6,484)

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	18	178,271	40,752	137,518
Excluding Net Gains (Losses) related to Bonds	19	142,284	30,149	112,134

Reversal of (Provision for) General Reserve for Possible Losses on Loans	20	—	—	—

Net Business Profits	21	178,271	40,752	137,518
Net Gains (Losses) related to Bonds	22	35,987	10,603	25,384

Net Non-Recurring Gains (Losses)	23	10,563	(53,406)	63,969
Net Gains (Losses) related to Stocks	24	60,135	(11,789)	71,925
Expenses related to Portfolio Problems	25	(16,334)	(15,541)	(793)
Other	26	(33,237)	(26,075)	(7,162)

Ordinary Profits	27	188,835	(12,653)	201,488

Net Extraordinary Gains (Losses)	28	23,180	(74,508)	97,688
Net Gains (Losses) on Disposition of Fixed Assets	29	517	1,267	(750)
Losses on Impairment of Fixed Assets	30	(38)	412	(450)
Reversal of Reserves for Possible Losses on Loans, etc.	31	22,530	(74,483)	97,013
Reversal of Reserve for Possible Losses on Investments	32	33	33	—
Income before Income Taxes	33	212,015	(87,162)	299,177
Income Taxes - Current	34	(19)	0	(19)
- Deferred	35	(38,216)	47,660	(85,877)

Net Income	36	173,779	(39,500)	213,280

Credit-related Costs	37	6,195	(90,025)	96,220

__________

*  Credit-related Costs [37] = Expenses related to Portfolio Problems [25] + Reversal of (Provision for) General Reserve for

                                                 Possible Losses on Loans [20] + Reversal of Reserves for Possible Losses on Loans, etc. [31]

(Reference) Breakdown of Credit-related Costs

Reversal of (Provision for) General Reserve for Possible Losses on Loans	38	35,400	(5,648)	41,049
Losses on Write-offs of Loans	39	(5,788)	(39,816)	34,027
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	40	(22,587)	(31,006)	8,419
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	41	2,694	1,969	725
Reversal of (Provision for) Reserve for Contingencies	42	(3,524)	(15,547)	12,023
Other (including Losses on Sales of Loans)	43	—	24	(24)
Total	44	6,195	(90,025)	96,220

3-4

Mizuho Financial Group, Inc.

Mizuho Trust & Banking

Non-Consolidated

		(Millions of yen)
		First Half of Fiscal 2007	Change	First Half of Fiscal 2006
Gross Profits	1	80,190	(2,855)	83,046
Domestic Gross Profits	2	74,882	(8,935)	83,817
Net Interest Income	3	23,756	(1,093)	24,849
Fiduciary Income	4	32,468	(411)	32,880
Credit Costs for Trust Accounts	5	—	—	—
Net Fee and Commission Income	6	18,060	(2,847)	20,908
Net Trading Income	7	(105)	(2,800)	2,695
Net Other Operating Income	8	702	(1,782)	2,484
International Gross Profits	9	5,308	6,080	(771)
Net Interest Income	10	2,483	2,094	388
Net Fee and Commission Income	11	(32)	4	(36)
Net Trading Income	12	675	2,844	(2,169)
Net Other Operating Income	13	2,182	1,136	1,045
General and Administrative Expenses (excluding Non-Recurring Losses)	14	(43,910)	141	(44,052)
Expense Ratio	15	54.7%	1.7%	53.0%
Personnel Expenses	16	(14,461)	567	(15,029)
Non-Personnel Expenses	17	(27,910)	(399)	(27,510)
Premium for Deposit Insurance	18	(1,428)	(44)	(1,383)
Miscellaneous Taxes	19	(1,538)	(26)	(1,512)

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans) *	20	36,280	(2,713)	38,994
Excluding Net Gains (Losses) related to Bonds	21	33,367	(1,885)	35,253

Reversal of (Provision for) General Reserve for Possible Losses on Loans	22	—	3,603	(3,603)

Net Business Profits	23	36,280	889	35,390
Net Gains (Losses) related to Bonds	24	2,912	(827)	3,740

Net Non-Recurring Gains (Losses)	25	(1,392)	(5,529)	4,137
Net Gains (Losses) related to Stocks	26	1,303	(6,024)	7,327
Expenses related to Portfolio Problems	27	(511)	706	(1,218)
Other	28	(2,184)	(212)	(1,972)

Ordinary Profits	29	34,887	(4,640)	39,527

Net Extraordinary Gains (Losses)	30	23,357	22,994	363
Net Gains (Losses) on Disposition of Fixed Assets	31	(305)	(157)	(147)
Losses on Impairment of Fixed Assets	32	(17)	(17)	—
Reversal of Reserves for Possible Losses on Loans, etc.	33	22,219	22,219	—
Reversal of Reserve for Possible Losses on Investments	34	—	—	—
Income before Income Taxes	35	58,245	18,354	39,891
Income Taxes - Current	36	(9)	12	(22)
- Deferred	37	(6,836)	8,972	(15,808)

Net Income	38	51,400	27,339	24,060

__________

*  Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans) [20] =

                   Gross Profits [1] + General and Administrative Expenses (excluding Non-Recurring Losses) [14] - Credit Costs for

                   Trust Accounts [5]

Credit-related Costs	39	21,708	26,529	(4,821)

__________

*  Credit-related Costs [39] = Expenses related to Portfolio Problems [27] + Reversal of (Provision for) General Reserve for

                                                 Possible Losses on Loans [22] + Reversal of Reserves for Possible Losses on Loans, etc. [33] +

                                                 Credit Costs for Trust Accounts [5]

(Reference) Breakdown of Credit-related Costs

Credit Costs for Trust Accounts	40	—	—	—
Reversal of (Provision for) General Reserve for Possible Losses on Loans	41	951	4,554	(3,603)
Losses on Write-offs of Loans	42	(507)	2,492	(2,999)
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	43	21,062	19,254	1,808
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	44	177	75	101
Reversal of (Provision for) Reserve for Contingencies	45	28	157	(129)
Other (including Losses on Sales of Loans)	46	(4)	(4)	—
Total	47	21,708	26,529	(4,821)

3-5

Mizuho Financial Group, Inc.

2. Interest Margins (Domestic Operations)

Non-Consolidated

Aggregated Figures of MHBK and MHCB

				(%)
				First Half of Fiscal 2007	Change	First Half of Fiscal 2006

Return on Interest-Earning Assets			1	1.35	0.28	1.07
Return on Loans and Bills Discounted			2	1.63	0.31	1.32
Return on Securities			3	1.03	0.23	0.79
Cost of Funding (including Expenses)			4	1.13	0.28	0.85
Cost of Deposits and Debentures (including Expenses)			5	1.19	0.23	0.95
Cost of Deposits and Debentures			6	0.29	0.18	0.11
Cost of Other External Liabilities			7	0.67	0.37	0.29

Net Interest Margin	(1	)-(4)	8	0.21	0.00	0.21
Loan and Deposit Rate Margin (including Expenses)	(2	)-(5)	9	0.44	0.08	0.36
Loan and Deposit Rate Margin	(2	)-(6)	10	1.34	0.13	1.20

__________

*  Return on Loans and Bills Discounted excludes loans to MHFG.

*  Deposits and Debentures include Negotiable Certificates of Deposit (“NCDs”).

(Reference) After excluding loans to Deposit Insurance Corporation of Japan, government and others

Return on Loans and Bills Discounted			11	1.74	0.31	1.43
Loan and Deposit Rate Margin (including Expenses)	(11	)-(5)	12	0.55	0.08	0.47
Loan and Deposit Rate Margin	(11	)-(6)	13	1.44	0.13	1.31
Mizuho Bank
Return on Interest-Earning Assets			14	1.36	0.25	1.11
Return on Loans and Bills Discounted			15	1.83	0.27	1.55
Return on Securities			16	0.72	0.14	0.58
Cost of Funding (including Expenses)			17	1.18	0.25	0.93
Cost of Deposits and Debentures (including Expenses)			18	1.17	0.19	0.97
Cost of Deposits and Debentures			19	0.24	0.18	0.06
Cost of Other External Liabilities			20	0.73	0.27	0.46

Net Interest Margin	(14	)-(17)	21	0.18	(0.00)	0.18
Loan and Deposit Rate Margin (including Expenses)	(15	)-(18)	22	0.66	0.07	0.58
Loan and Deposit Rate Margin	(15	)-(19)	23	1.59	0.09	1.49

__________

*  Return on Loans and Bills Discounted excludes loans to MHFG.

*  Deposits and Debentures include NCDs.

(Reference) After excluding loans to Deposit Insurance Corporation of Japan, government and others

Return on Loans and Bills Discounted			24	1.97	0.26	1.70
Loan and Deposit Rate Margin (including Expenses)	(24	)-(18)	25	0.79	0.07	0.72
Loan and Deposit Rate Margin	(24	)-(19)	26	1.73	0.08	1.64

Mizuho Corporate Bank
Return on Interest-Earning Assets			27	1.32	0.34	0.98
Return on Loans and Bills Discounted			28	1.28	0.35	0.92
Return on Securities			29	1.56	0.32	1.24
Cost of Funding (including Expenses)			30	1.04	0.33	0.70
Cost of Deposits and Debentures (including Expenses)			31	1.24	0.33	0.90
Cost of Deposits and Debentures			32	0.47	0.21	0.26
Cost of Other External Liabilities			33	0.66	0.40	0.25

Net Interest Margin	(27	)-(30)	34	0.28	0.00	0.27
Loan and Deposit Rate Margin (including Expenses)	(28	)-(31)	35	0.03	0.02	0.01
Loan and Deposit Rate Margin	(28	)-(32)	36	0.80	0.14	0.65

__________ * Return on Loans and Bills Discounted excludes loans to MHFG. * Deposits and Debentures include NCDs.
(Reference) After excluding loans to Deposit Insurance Corporation of Japan, government and others
Return on Loans and Bills Discounted			37	1.33	0.35	0.98
Loan and Deposit Rate Margin (including Expenses)	(37	)-(31)	38	0.09	0.01	0.07
Loan and Deposit Rate Margin	(37	)-(32)	39	0.86	0.13	0.72

Mizuho Trust & Banking (3 domestic accounts)
Return on Interest-Earning Assets			40	1.41	0.13	1.27
Return on Loans and Bills Discounted			41	1.55	0.03	1.51
Return on Securities			42	1.20	0.11	1.09
Cost of Funding			43	0.56	0.27	0.28
Cost of Deposits			44	0.48	0.24	0.24

Net Interest Margin	(40	)-(43)	45	0.84	(0.14)	0.99
Loan and Deposit Rate Margin	(41	)-(44)	46	1.06	(0.21)	1.27

__________

*	3 domestic accounts = banking accounts (domestic operations) + trust accounts with contracts indemnifying the principal amounts (loan trusts + jointly-managed money trusts).

*	Deposits include NCDs.

3-6

Mizuho Financial Group, Inc.

3. Use and Source of Funds

Non-Consolidated

Aggregated Figures of MHBK and MHCB

	(Millions of yen, %)
	First Half of Fiscal 2007		Change		First Half of Fiscal 2006
(Total)	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
Use of Funds	114,100,502	2.10	4,310,889	0.41	109,789,612	1.68
Loans and Bills Discounted	62,468,912	2.19	952,544	0.41	61,516,368	1.78
Securities	35,441,198	1.96	959,570	0.54	34,481,628	1.42

Source of Funds	113,609,758	1.32	3,340,800	0.45	110,268,957	0.86
Deposits	71,095,978	0.85	868,252	0.26	70,227,725	0.59
NCDs	9,617,341	1.52	(553,005)	0.72	10,170,347	0.79
Debentures	4,402,766	0.59	(1,749,235)	(0.00)	6,152,002	0.59
Call Money	9,771,111	0.79	2,203,144	0.47	7,567,966	0.32
Payables under Repurchase Agreements	6,985,017	4.23	1,831,195	0.57	5,153,821	3.66
Bills Sold	—	—	(870,044)	(0.02)	870,044	0.02
Commercial Paper	—	—	—	—	—	—
Borrowed Money	5,703,093	3.09	1,366,326	(0.13)	4,336,766	3.22

(Domestic Operations)
Use of Funds	87,578,883	1.35	(772,987)	0.28	88,351,870	1.07
Loans and Bills Discounted	52,394,178	1.62	(750,635)	0.31	53,144,814	1.30
Securities	24,825,775	1.03	(2,320,331)	0.23	27,146,106	0.79

Source of Funds	87,631,745	0.41	(1,735,861)	0.25	89,367,606	0.16
Deposits	58,639,270	0.23	(164,351)	0.18	58,803,622	0.05
NCDs	7,742,295	0.57	(1,136,678)	0.41	8,878,973	0.16
Debentures	4,402,766	0.59	(1,749,235)	(0.00)	6,152,002	0.59
Call Money	9,398,143	0.59	2,075,122	0.42	7,323,020	0.17
Payables under Repurchase Agreements	575,447	0.58	(104,274)	0.38	679,722	0.19
Bills Sold	—	—	(870,044)	(0.02)	870,044	0.02
Commercial Paper	—	—	—	—	—	—
Borrowed Money	2,509,918	1.00	855,211	(0.05)	1,654,706	1.05

(International Operations)
Use of Funds	26,959,870	4.52	5,145,189	0.33	21,814,680	4.19
Loans and Bills Discounted	10,074,733	5.18	1,703,180	0.36	8,371,553	4.81
Securities	10,615,422	4.15	3,279,901	0.39	7,335,521	3.76

Source of Funds	26,416,264	4.32	5,137,974	0.48	21,278,290	3.84
Deposits	12,456,707	3.78	1,032,604	0.43	11,424,103	3.35
NCDs	1,875,046	5.43	583,672	0.29	1,291,373	5.13
Debentures	—	—	—	—	—	—
Call Money	372,967	5.93	128,021	1.03	244,945	4.89
Payables under Repurchase Agreements	6,409,569	4.55	1,935,470	0.37	4,474,099	4.18
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	3,193,175	4.73	511,115	0.16	2,682,059	4.57

3-7

Mizuho Financial Group, Inc.

Mizuho Bank

	(Millions of yen, %)
	First Half of Fiscal 2007		Change		First Half of Fiscal 2006
(Total)	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
Use of Funds	59,689,573	1.46	717,700	0.28	58,971,872	1.18
Loans and Bills Discounted	33,513,150	1.82	195,907	0.28	33,317,243	1.53
Securities	17,126,332	0.97	(1,851,717)	0.31	18,978,049	0.65

Source of Funds	60,665,775	0.45	478,559	0.27	60,187,216	0.18
Deposits	51,955,900	0.28	1,093,696	0.17	50,862,204	0.11
NCDs	1,755,978	0.47	(581,080)	0.36	2,337,059	0.10
Debentures	1,410,143	0.22	(520,255)	0.11	1,930,399	0.11
Call Money	1,711,890	0.48	329,662	0.37	1,382,227	0.11
Payables under Repurchase Agreements	99,948	0.58	18,768	0.42	81,179	0.15
Bills Sold	—	—	(131,860)	(0.01)	131,860	0.01
Commercial Paper	—	—	—	—	—	—
Borrowed Money	1,250,614	3.12	(40,553)	0.27	1,291,167	2.85

(Domestic Operations)
Use of Funds	57,013,521	1.36	11,605	0.25	57,001,916	1.11
Loans and Bills Discounted	33,175,326	1.81	157,004	0.28	33,018,322	1.52
Securities	15,715,484	0.72	(2,575,584)	0.14	18,291,068	0.58

Source of Funds	58,093,731	0.31	(158,254)	0.23	58,251,986	0.08
Deposits	51,092,017	0.23	1,145,391	0.17	49,946,626	0.05
NCDs	1,754,672	0.47	(580,432)	0.36	2,335,104	0.10
Debentures	1,410,143	0.22	(520,255)	0.11	1,930,399	0.11
Call Money	1,711,890	0.48	329,662	0.37	1,382,227	0.11
Payables under Repurchase Agreements	99,948	0.58	18,768	0.42	81,179	0.15
Bills Sold	—	—	(131,860)	(0.01)	131,860	0.01
Commercial Paper	—	—	—	—	—	—
Borrowed Money	464,460	1.68	(57,184)	0.14	521,645	1.54

(International Operations)
Use of Funds	2,847,623	3.39	851,381	0.41	1,996,242	2.98
Loans and Bills Discounted	337,824	2.81	38,903	0.33	298,920	2.47
Securities	1,410,847	3.77	723,867	1.12	686,980	2.65

Source of Funds	2,743,615	3.42	782,100	0.29	1,961,515	3.12
Deposits	863,883	3.30	(51,694)	0.27	915,578	3.02
NCDs	1,306	0.65	(648)	0.44	1,955	0.21
Debentures	—	—	—	—	—	—
Call Money	—	—	—	—	—	—
Payables under Repurchase Agreements	—	—	—	—	—	—
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	786,153	3.98	16,631	0.23	769,522	3.74

3-8

Mizuho Financial Group, Inc.

Mizuho Corporate Bank

	(Millions of yen, %)
	First Half of Fiscal 2007		Change		First Half of Fiscal 2006
(Total)	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
Use of Funds	54,410,929	2.80	3,593,189	0.52	50,817,739	2.27
Loans and Bills Discounted	28,955,762	2.62	756,637	0.54	28,199,125	2.07
Securities	18,314,866	2.89	2,811,287	0.52	15,503,578	2.37

Source of Funds	52,943,982	2.31	2,862,240	0.63	50,081,741	1.68
Deposits	19,140,078	2.41	(225,443)	0.55	19,365,521	1.86
NCDs	7,861,362	1.75	28,075	0.75	7,833,287	0.99
Debentures	2,992,622	0.77	(1,228,979)	(0.05)	4,221,602	0.82
Call Money	8,059,220	0.86	1,873,482	0.49	6,185,738	0.37
Payables under Repurchase Agreements	6,885,069	4.28	1,812,426	0.56	5,072,642	3.71
Bills Sold	—	—	(738,184)	(0.03)	738,184	0.03
Commercial Paper	—	—	—	—	—	—
Borrowed Money	4,452,478	3.08	1,406,880	(0.30)	3,045,598	3.38

(Domestic Operations)
Use of Funds	30,565,361	1.32	(784,593)	0.34	31,349,954	0.98
Loans and Bills Discounted	19,218,852	1.28	(907,639)	0.34	20,126,492	0.94
Securities	9,110,291	1.56	255,253	0.32	8,855,037	1.24

Source of Funds	29,538,013	0.61	(1,577,606)	0.31	31,115,620	0.30
Deposits	7,547,253	0.25	(1,309,742)	0.20	8,856,995	0.05
NCDs	5,987,623	0.60	(556,246)	0.42	6,543,869	0.17
Debentures	2,992,622	0.77	(1,228,979)	(0.05)	4,221,602	0.82
Call Money	7,686,252	0.61	1,745,460	0.43	5,940,792	0.18
Payables under Repurchase Agreements	475,499	0.58	(123,043)	0.37	598,543	0.20
Bills Sold	—	—	(738,184)	(0.03)	738,184	0.03
Commercial Paper	—	—	—	—	—	—
Borrowed Money	2,045,457	0.84	912,396	0.01	1,133,061	0.82

(International Operations)
Use of Funds	24,112,246	4.66	4,293,808	0.34	19,818,437	4.31
Loans and Bills Discounted	9,736,909	5.26	1,664,276	0.35	8,072,632	4.90
Securities	9,204,575	4.21	2,556,034	0.33	6,648,540	3.87

Source of Funds	23,672,648	4.42	4,355,873	0.51	19,316,774	3.91
Deposits	11,592,824	3.82	1,084,299	0.44	10,508,525	3.38
NCDs	1,873,739	5.43	584,321	0.28	1,289,418	5.14
Debentures	—	—	—	—	—	—
Call Money	372,967	5.93	128,021	1.03	244,945	4.89
Payables under Repurchase Agreements	6,409,569	4.55	1,935,470	0.37	4,474,099	4.18
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	2,407,021	4.98	494,483	0.07	1,912,537	4.90

3-9

Mizuho Financial Group, Inc.

Mizuho Trust & Banking (Banking Account)

	(Millions of yen, %)
	First Half of Fiscal 2007		Change		First Half of Fiscal 2006
(Total)	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
Use of Funds	6,158,818	1.62	648,577	0.24	5,510,240	1.37
Loans and Bills Discounted	3,940,637	1.56	436,103	0.03	3,504,534	1.52
Securities	1,656,200	1.87	138,584	0.59	1,517,615	1.28

Source of Funds	6,025,498	0.79	595,572	0.32	5,429,926	0.46
Deposits	2,971,390	0.52	362,410	0.21	2,608,980	0.30
NCDs	602,582	0.66	75,915	0.46	526,667	0.19
Debentures	—	—	—	—	—	—
Call Money	532,886	0.74	(142,973)	0.38	675,860	0.36
Payables under Repurchase Agreements	—	—	—	—	—	—
Bills Sold	—	—	(112,170)	(0.02)	112,170	0.02
Commercial Paper	—	—	—	—	—	—
Borrowed Money	187,507	0.87	108,241	(0.31)	79,265	1.19

(Domestic Operations)
Use of Funds	5,907,500	1.40	554,240	0.13	5,353,259	1.27
Loans and Bills Discounted	3,906,353	1.54	417,777	0.02	3,488,575	1.51
Securities	1,318,126	1.15	32,776	0.16	1,285,349	0.99

Source of Funds	5,770,572	0.62	502,163	0.26	5,268,408	0.35
Deposits	2,949,022	0.49	351,939	0.19	2,597,083	0.30
NCDs	602,582	0.66	75,915	0.46	526,667	0.19
Debentures	—	—	—	—	—	—
Call Money	513,474	0.57	(136,559)	0.39	650,033	0.18
Payables under Repurchase Agreements	—	—	—	—	—	—
Bills Sold	—	—	(112,170)	(0.02)	112,170	0.02
Commercial Paper	—	—	—	—	—	—
Borrowed Money	181,605	0.78	113,225	(0.06)	68,380	0.85

(International Operations)
Use of Funds	558,278	3.33	226,763	0.96	331,514	2.37
Loans and Bills Discounted	34,284	3.47	18,325	(0.93)	15,958	4.40
Securities	338,073	4.68	105,807	1.79	232,266	2.88

Source of Funds	561,886	2.43	225,834	0.32	336,051	2.11
Deposits	22,367	4.19	10,471	1.96	11,896	2.22
NCDs	—	—	—	—	—	—
Debentures	—	—	—	—	—	—
Call Money	19,411	5.32	(6,414)	0.39	25,826	4.93
Payables under Repurchase Agreements	—	—	—	—	—	—
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	5,901	3.49	(4,983)	0.17	10,885	3.32

3-10

Mizuho Financial Group, Inc.

4. Net Gains/Losses on Securities

Non-Consolidated

Aggregated Figures of the 3 Banks

	(Millions of yen)
	First Half of Fiscal 2007	Change	First Half of Fiscal 2006
Net Gains (Losses) related to Bonds	38,218	22,972	15,246
Gains on Sales and Others	65,783	23,688	42,095
Losses on Sales and Others	(27,598)	552	(28,150)
Devaluation	(23)	(6)	(16)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	630	(630)
Gains (Losses) on Derivatives other than for Trading	57	(1,891)	1,948

	First Half of Fiscal 2007	Change	First Half of Fiscal 2006
Net Gains (Losses) related to Stocks	73,935	(7,519)	81,455
Gains on Sales	106,586	17,734	88,851
Losses on Sales	(1,784)	(20)	(1,763)
Devaluation	(36,630)	(27,333)	(9,296)
Reversal of (Provision for) Reserve for Possible Losses on Investments	(599)	(703)	103
Gains (Losses) on Derivatives other than for Trading	6,364	2,804	3,560
_____________ * Figures for the First Half of Fiscal 2007 include Reversal of Reserve for Possible Losses on Investments (included in Extraordinary Gains).

Mizuho Bank

	First Half of Fiscal 2007	Change	First Half of Fiscal 2006
Net Gains (Losses) related to Bonds	(681)	13,196	(13,877)
Gains on Sales and Others	11,084	7,865	3,218
Losses on Sales and Others	(9,849)	6,808	(16,658)
Devaluation	—	—	—
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	(28)	28
Gains (Losses) on Derivatives other than for Trading	(1,915)	(1,448)	(467)

	First Half of Fiscal 2007	Change	First Half of Fiscal 2006
Net Gains (Losses) related to Stocks	12,463	10,261	2,202
Gains on Sales	30,003	23,363	6,640
Losses on Sales	(719)	617	(1,336)
Devaluation	(16,020)	(12,989)	(3,030)
Reversal of (Provision for) Reserve for Possible Losses on Investments	(632)	(590)	(42)
Gains (Losses) on Derivatives other than for Trading	(167)	(140)	(27)

3-11

Mizuho Financial Group, Inc.

Mizuho Corporate Bank

	(Millions of yen)
	First Half of Fiscal 2007	Change	First Half of Fiscal 2006
Net Gains (Losses) related to Bonds	35,987	10,603	25,384
Gains on Sales and Others	51,172	16,068	35,103
Losses on Sales and Others	(17,041)	(5,584)	(11,457)
Devaluation	(0)	16	(16)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	658	(658)
Gains (Losses) on Derivatives other than for Trading	1,857	(556)	2,413

	First Half of Fiscal 2007	Change	First Half of Fiscal 2006
Net Gains (Losses) related to Stocks	60,168	(11,756)	71,925
Gains on Sales	74,267	(208)	74,475
Losses on Sales	(1,057)	(640)	(417)
Devaluation	(19,607)	(13,739)	(5,867)
Reversal of (Provision for) Reserve for Possible Losses on Investments	33	(113)	146
Gains (Losses) on Derivatives other than for Trading	6,532	2,944	3,588
_____________ * Figures for the First Half of Fiscal 2007 include Reversal of Reserve for Possible Losses on Investments (included in Extraordinary Gains).

Mizuho Trust & Banking

	First Half of Fiscal 2007	Change	First Half of Fiscal 2006
Net Gains (Losses) related to Bonds	2,912	(827)	3,740
Gains on Sales and Others	3,527	(245)	3,772
Losses on Sales and Others	(707)	(672)	(34)
Devaluation	(23)	(23)	(0)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	115	113	2

	First Half of Fiscal 2007	Change	First Half of Fiscal 2006
Net Gains (Losses) related to Stocks	1,303	(6,024)	7,327
Gains on Sales	2,315	(5,420)	7,735
Losses on Sales	(8)	2	(10)
Devaluation	(1,003)	(605)	(397)
Reversal of (Provision for) Reserve for Possible Losses on Investments	(0)	(0)	—
Gains (Losses) on Derivatives other than for Trading	—	—	—

3-12

Mizuho Financial Group, Inc.

5. Unrealized Gains/Losses on Securities

Consolidated

(1) Other Securities (which have readily determinable fair value)

	(Millions of yen)
	As of September 30, 2007				As of March 31, 2007			As of September 30, 2006
	Book Value (=Fair Value)	Unrealized Gains/Losses			Unrealized Gains/Losses			Unrealized Gains/Losses
			Gains	Losses		Gains	Losses		Gains	Losses
Other Securities	34,844,223	1,878,303	2,359,231	480,927	2,441,121	2,803,332	362,210	2,038,326	2,394,785	356,459
Japanese Stocks	5,426,399	2,183,903	2,292,237	108,334	2,693,783	2,741,841	48,058	2,291,377	2,334,534	43,157
Japanese Bonds	17,371,132	(141,318)	5,047	146,365	(157,458)	3,953	161,412	(156,187)	7,881	164,069
Japanese Government Bonds	16,247,591	(134,888)	3,808	138,696	(152,314)	2,026	154,340	(149,404)	6,202	155,606
Other	12,046,691	(164,281)	61,946	226,227	(95,203)	57,536	152,740	(96,864)	52,369	149,233

*	In addition to “Securities” on the consolidated balance sheets, NCDs in “Cash and Due from Banks” and certain items in “Other Debt Purchased” are also included.
*	Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the consolidated balance sheet date.
Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the consolidated balance sheet date.
*	The book values of Other Securities which have readily determinable fair value are stated at fair value, so Unrealized Gains/Losses indicate the difference between book value on the consolidated balance sheet and the acquisition cost.
*	Unrealized Gains /Losses include ¥14,090 million, ¥3,935 million and ¥(15,617) million, which were recognized in the statement of income for Septemter 30, 2007, March 31, 2007 and September 30, 2006, respectively, by applying the fair-value hedge method.

As a result, the base amounts to be recorded directly to Net Assets after tax and consolidation adjustments as of September 30, 2007, March 31, 2007 and September 30, 2006 are ¥1,864,212 million, ¥2,437,185 million and ¥2,053,943 million, respectively.

*	Unrealized Gains (Losses) on Other Securities, net of Taxes (recorded directly to Net Assets after tax and consolidation adjustments, excluding the amount recognized in the statement of income by applying the fair-value hedge method, including translation differences regarding securities which do not have readily determinable fair value) as of September 30, 2007, March 31, 2007 and September 30, 2006 are ¥1,180,567 million, ¥1,550,628 million and ¥1,196,840 million, respectively.

(2) Bonds Held to Maturity (which have readily determinable fair value)

	(Millions of yen)
	As of September 30, 2007				As of March 31, 2007			As of September 30, 2006
	Book Value	Unrealized Gains/Losses			Unrealized Gains/Losses			Unrealized Gains/Losses
			Gains	Losses		Gains	Losses		Gains	Losses
Bonds Held to Maturity	895,539	(3,285)	—	3,285	(8,063)	0	8,064	(9,375)	95	9,471

Non-Consolidated
(1) Other Securities (which have readily determinable fair value)

Aggregated Figures of the 3 Banks

	(Millions of yen)
	As of September 30, 2007				As of March 31, 2007			As of September 30, 2006
	Book Value (=Fair Value)	Unrealized Gains/Losses			Unrealized Gains/Losses			Unrealized Gains/Losses
			Gains	Losses		Gains	Losses		Gains	Losses
Other Securities	34,248,676	1,794,302	2,276,237	481,934	2,356,868	2,717,122	360,254	1,961,131	2,317,099	355,967
Japanese Stocks	5,380,669	2,099,554	2,209,763	110,208	2,609,834	2,656,650	46,815	2,210,579	2,254,100	43,521
Japanese Bonds	17,176,133	(141,196)	5,033	146,230	(157,254)	3,949	161,203	(155,962)	7,882	163,845
Japanese Government Bonds	16,037,878	(134,659)	3,796	138,455	(151,940)	2,025	153,966	(148,943)	6,201	155,145
Other	11,691,874	(164,054)	61,440	225,495	(95,712)	56,523	152,235	(93,484)	55,116	148,601

Mizuho Bank

Other Securities	16,031,801	246,064	399,558	153,493	380,618	481,796	101,178	327,222	427,693	100,470
Japanese Stocks	1,232,115	327,740	384,636	56,896	446,577	466,982	20,405	386,276	405,420	19,144
Japanese Bonds	11,263,456	(64,367)	2,870	67,238	(72,167)	2,184	74,352	(70,622)	6,322	76,945
Japanese Government Bonds	10,684,119	(61,976)	2,628	64,605	(70,450)	1,749	72,199	(68,453)	5,909	74,363
Other	3,536,230	(17,307)	12,050	29,358	6,208	12,629	6,420	11,568	15,949	4,381

Mizuho Corporate Bank

Other Securities	16,220,600	1,400,789	1,696,438	295,648	1,787,186	2,013,717	226,531	1,459,721	1,686,867	227,146
Japanese Stocks	3,781,478	1,595,142	1,646,287	51,144	1,944,320	1,969,423	25,103	1,622,959	1,646,733	23,773
Japanese Bonds	4,730,139	(51,001)	2,009	53,010	(58,724)	1,707	60,432	(61,556)	1,459	63,016
Japanese Government Bonds	4,270,536	(47,257)	1,117	48,374	(55,617)	276	55,893	(57,383)	273	57,656
Other	7,708,981	(143,351)	48,141	191,493	(98,408)	42,586	140,994	(101,681)	38,674	140,356

Mizuho Trust & Banking

Other Securities	1,996,274	147,448	180,240	32,792	189,063	221,608	32,544	174,187	202,537	28,350
Japanese Stocks	367,075	176,670	178,839	2,168	218,937	220,244	1,306	201,343	201,946	603
Japanese Bonds	1,182,536	(25,827)	153	25,981	(26,362)	56	26,418	(23,783)	99	23,883
Japanese Government Bonds	1,083,221	(25,425)	50	25,476	(25,873)	0	25,873	(23,106)	18	23,125
Other	446,661	(3,395)	1,247	4,642	(3,512)	1,307	4,819	(3,371)	491	3,863

*	In addition to “Securities” indicated on the balance sheets, NCDs in “Cash and Due from Banks” and certain items in “Other Debt Purchased” are also included.
*	Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the balance sheet date.

Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the balance sheet date.

*	The book values of Other Securities which have readily determinable fair value are stated at fair value, so Unrealized Gains/Losses indicate the difference between book value on the balance sheet and the acquisition cost.
*	Unrealized Gains /Losses include ¥14,090 million, ¥3,935 million and ¥(15,617) million, which were recognized in the statement of income for Septemer 30, 2007, March 31, 2007 and September 30, 2006, respectively, by applying the fair-value hedge method.

As a result, the base amounts to be recorded directly to Net Assets after tax adjustment as of September 30, 2007, March 31, 2007 and September 30, 2006 are ¥1,780,212 million, ¥2,352,932 million and ¥1,976,749 million, respectively.

*	Unrealized Gains (Losses) on Other Securities, net of Taxes (recorded directly to Net Assets after tax adjustment, excluding the amount recognized in the statement of income by applying the fair-value hedge method, including translation differences regarding securities which do not have readily determinable fair value) as of September 30, 2007, March 31, 2007 and September 30, 2006 are as follows:

	(Millions of yen)
	As of September 30, 2007	As of March 31, 2007	As of September 30, 2006
Aggregated Figures	1,151,865	1,529,195	1,173,468
Mizuho Bank	143,689	251,748	193,755
Mizuho Corporate Bank	894,497	1,135,629	876,244
Mizuho Trust & Banking	113,678	141,816	103,468

3-13

Mizuho Financial Group, Inc.

(2) Bonds Held to Maturity (which have readily determinable fair value)

Aggregated Figures of the 3 Banks

	(Millions of yen)
	As of September 30, 2007				As of March 31, 2007			As of September 30, 2006
	Book Value	Unrealized Gains/Losses			Unrealized Gains/Losses			Unrealized Gains/Losses
			Gains	Losses		Gains	Losses		Gains	Losses
Aggregated Figures	895,539	(3,285)	—	3,285	(8,063)	0	8,064	(9,375)	95	9,471
Mizuho Bank	895,539	(3,285)	—	3,285	(8,063)	0	8,064	(9,375)	95	9,471
Mizuho Corporate Bank	—	—	—	—	—	—	—	—	—	—
Mizuho Trust & Banking	—	—	—	—	—	—	—	—	—	—

(3) Investment in Subsidiaries and Affiliates (which have readily determinable fair value)

Aggregated Figures of the 3 Banks

	(Millions of yen)
	As of September 30, 2007				As of March 31, 2007			As of September 30, 2006
	Book Value	Unrealized Gains/Losses			Unrealized Gains/Losses			Unrealized Gains/Losses
			Gains	Losses		Gains	Losses		Gains	Losses
Aggregated Figures	78,783	62,822	62,822	—	130,942	130,942	—	104,664	104,664	—
Mizuho Bank	67,098	32,426	32,426	—	90,978	90,978	—	77,740	77,740	—
Mizuho Corporate Bank	11,684	30,396	30,396	—	39,963	39,963	—	26,924	26,924	—
Mizuho Trust & Banking	—	—	—	—	—	—	—	—	—	—

Mizuho Financial Group, Inc. (Non-Consolidated)

	(Millions of yen)
Investments in Subsidiaries and Affiliates	137,171	521,287	521,287	—	785,251	785,251	—	797,257	797,257	—
(Reference)

Unrealized Gains/Losses on Other Securities

(the base amount to be recorded directly to Net Assets after tax and other necessary adjustments)

For certain Other Securities (which have readily determinable fair value), Unrealized Gains/Losses were recognized in the statement of income by applying the fair-value hedge method. They were excluded from Unrealized Gains (Losses) on Other Securities. These adjusted Unrealized Gains/Losses were the base amount, which was to be recorded directly to Net Assets after tax and other necessary adjustments. The base amount was as follows:

Consolidated

	(Millions of yen)
	As of September 30, 2007			As of March 31, 2007	As of September 30, 2006
	Unrealized Gains/Losses
		Change from March 31, 2007	Change from September 30, 2006	Unrealized Gains/Losses	Unrealized Gains/Losses
Other Securities	1,864,212	(572,973)	(189,730)	2,437,185	2,053,943
Japanese Stocks	2,183,903	(509,880)	(107,474)	2,693,783	2,291,377
Japanese Bonds	(169,979)	(5,818)	(10,047)	(164,160)	(159,931)
Japanese Government Bonds	(164,162)	(4,292)	(9,725)	(159,869)	(154,437)
Other	(149,711)	(57,273)	(72,209)	(92,437)	(77,501)

Non-Consolidated
Aggregated Figures of the 3 Banks

	(Millions of yen)
	As of September 30, 2007			As of March 31, 2007	As of September 30, 2006
	Unrealized Gains/Losses
		Change from March 31, 2007	Change from September 30, 2006	Unrealized Gains/Losses	Unrealized Gains/Losses
Other Securities	1,780,212	(572,720)	(196,537)	2,352,932	1,976,749
Japanese Stocks	2,099,554	(510,280)	(111,024)	2,609,834	2,210,579
Japanese Bonds	(169,857)	(5,901)	(10,150)	(163,956)	(159,707)
Japanese Government Bonds	(163,933)	(4,437)	(9,957)	(159,496)	(153,976)
Other	(149,484)	(56,538)	(75,362)	(92,945)	(74,122)

3-14

Mizuho Financial Group, Inc.

6. Projected Redemption Amounts for Securities

■ The redemption schedule by term for Bonds Held to Maturity and Other Securities with maturities is as follows:

Non-Consolidated

	(Billions of yen)
	Maturity as of September 30, 2007				Change				Maturity as of March 31, 2007
	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years
Aggregated Figures of the 3 Banks
Japanese Bonds	8,578.3	7,093.1	2,178.5	1,867.4	2,118.0	(657.0)	(293.8)	65.6	6,460.3	7,750.1	2,472.4	1,801.7
Japanese Government Bonds	8,224.1	5,306.9	1,656.9	1,419.3	2,180.4	(470.7)	(364.9)	6.5	6,043.7	5,777.6	2,021.8	1,412.8
Japanese Local Government Bonds	10.6	70.6	29.6	7.9	6.5	(19.2)	(7.3)	(0.2)	4.0	89.8	36.9	8.2
Japanese Corporate Bonds	343.6	1,715.5	492.0	440.0	(68.9)	(167.0)	78.4	59.4	412.5	1,882.6	413.6	380.6
Other	977.6	3,988.9	2,432.9	3,862.4	(41.6)	(47.1)	(431.1)	26.2	1,019.2	4,036.1	2,864.1	3,836.2

Mizuho Bank
Japanese Bonds	7,082.5	4,627.9	868.2	949.8	2,063.6	(575.9)	(204.9)	107.5	5,018.8	5,203.8	1,073.2	842.3
Japanese Government Bonds	6,845.3	3,120.0	466.8	821.3	2,101.7	(450.5)	(265.2)	84.2	4,743.6	3,570.5	732.0	737.1
Japanese Local Government Bonds	8.0	64.4	24.0	—	6.9	(17.3)	(7.3)	—	1.1	81.7	31.4	—
Japanese Corporate Bonds	229.1	1,443.5	377.2	128.4	(44.9)	(107.9)	67.5	23.3	274.1	1,551.5	309.7	105.1
Other	72.5	1,127.4	841.3	1,631.1	(40.4)	92.1	39.9	219.1	112.9	1,035.2	801.4	1,411.9

Mizuho Corporate Bank
Japanese Bonds	1,287.3	2,050.7	937.5	707.2	(105.7)	(111.6)	(177.1)	13.8	1,393.0	2,162.4	1,114.6	693.4
Japanese Government Bonds	1,198.6	1,834.2	835.4	402.1	(101.4)	(55.3)	(187.9)	(14.8)	1,300.0	1,889.6	1,023.3	416.9
Japanese Local Government Bonds	0.2	1.2	1.9	7.9	(1.2)	(0.1)	0.0	(0.2)	1.4	1.4	1.9	8.2
Japanese Corporate Bonds	88.4	215.1	100.1	297.0	(3.1)	(56.1)	10.8	28.9	91.6	271.2	89.3	268.1
Other	878.6	2,550.2	1,454.3	2,188.1	(21.3)	(370.7)	(464.4)	(236.1)	900.0	2,920.9	1,918.8	2,424.2

Mizuho Trust & Banking
Japanese Bonds	208.5	414.4	372.7	210.3	160.1	30.5	88.2	(55.6)	48.4	383.8	284.5	266.0
Japanese Government Bonds	180.1	352.6	354.5	195.8	180.1	35.2	88.2	(62.8)	0.0	317.4	266.3	258.7
Japanese Local Government Bonds	2.3	4.9	3.5	—	0.8	(1.6)	0.0	—	1.5	6.6	3.5	—
Japanese Corporate Bonds	25.9	56.8	14.6	14.5	(20.8)	(3.0)	0.0	7.1	46.8	59.8	14.5	7.3
Other	26.4	311.2	137.1	43.1	20.2	231.4	(6.7)	43.1	6.1	79.8	143.9	—

3-15

Mizuho Financial Group, Inc.

7. Overview of Derivative Transactions Qualifying for Hedge Accounting

Non-Consolidated

■ Notional Amounts of Interest Rate Swaps (qualifying for hedge accounting (deferred method)) by Remaining Contractual Term

									(Billions of yen)
	As of September 30, 2007				Change				As of March 31, 2007
	Within 1 year	1 - 5 years	Over 5 years	Total	Within 1 year	1 - 5 years	Over 5 years	Total	Within 1 year	1 - 5 years	Over 5 years	Total

Aggregated Figures of the 3 Banks
Receive Fixed / Pay Float	6,048.6	9,798.7	3,345.4	19,192.7	677.0	(3,161.5)	721.3	(1,763.2)	5,371.6	12,960.3	2,624.0	20,956.0
Receive Float / Pay Fixed	2,396.0	4,266.4	1,578.0	8,240.6	812.4	443.5	499.4	1,755.3	1,583.6	3,822.9	1,078.6	6,485.2
Receive Float / Pay Float	831.2	287.9	24.8	1,143.9	273.8	(274.0)	—	(0.2)	557.4	561.9	24.8	1,144.1
Receive Fixed / Pay Fixed	—	—	—	—	—	—	—	—	—	—	—	—

Total	9,275.9	14,353.1	4,948.2	28,577.3	1,763.2	(2,992.0)	1,220.7	(8.0)	7,512.7	17,345.1	3,727.5	28,585.4

Mizuho Bank
Receive Fixed / Pay Float	1,809.0	2,449.1	525.1	4,783.2	1,641.1	(1,501.8)	(48.1)	91.0	167.9	3,950.9	573.2	4,692.1
Receive Float / Pay Fixed	186.9	50.0	229.9	466.8	134.6	—	20.0	154.6	52.3	50.0	209.9	312.2
Receive Float / Pay Float	—	—	—	—	—	—	—	—	—	—	—	—
Receive Fixed / Pay Fixed	—	—	—	—	—	—	—	—	—	—	—	—

Total	1,995.9	2,499.1	755.0	5,250.0	1,775.7	(1,501.8)	(28.1)	245.6	220.2	4,000.9	783.1	5,004.3

Mizuho Corporate Bank
Receive Fixed / Pay Float	4,239.6	7,204.5	2,665.2	14,109.5	(944.0)	(1,659.7)	764.5	(1,839.3)	5,183.7	8,864.3	1,900.7	15,948.8
Receive Float / Pay Fixed	2,149.1	3,996.4	1,348.1	7,493.8	687.8	333.5	529.4	1,550.7	1,461.3	3,662.9	818.7	5,943.0
Receive Float / Pay Float	831.2	287.9	24.8	1,143.9	273.8	(274.0)	—	(0.2)	557.4	561.9	24.8	1,144.1
Receive Fixed / Pay Fixed	—	—	—	—	—	—	—	—	—	—	—	—

Total	7,220.0	11,488.9	4,038.2	22,747.3	17.5	(1,600.2)	1,293.9	(288.7)	7,202.5	13,089.2	2,744.3	23,036.0

Mizuho Trust & Banking
Receive Fixed / Pay Float	—	145.0	155.0	300.0	(20.0)	—	5.0	(15.0)	20.0	145.0	150.0	315.0
Receive Float / Pay Fixed	60.0	220.0	—	280.0	(10.0)	110.0	(50.0)	50.0	70.0	110.0	50.0	230.0
Receive Float / Pay Float	—	—	—	—	—	—	—	—	—	—	—	—
Receive Fixed / Pay Fixed	—	—	—	—	—	—	—	—	—	—	—	—

Total	60.0	365.0	155.0	580.0	(30.0)	110.0	(45.0)	35.0	90.0	255.0	200.0	545.0

(Reference)

Deferred Hedge Gains/Losses of Derivative Transactions Qualifying for Hedge Accounting

	(Billions of yen)
	As of September 30, 2007			Change			As of March 31, 2007
	Deferred Hedge Gains/Losses			Deferred Hedge Gains/Losses			Deferred Hedge Gains/Losses

	Gains	Losses		Gains	Losses		Gains	Losses
Aggregated Figures	561.4	729.1	(167.7)	37.2	(2.9)	40.2	524.1	732.1	(208.0)
Mizuho Bank	82.0	169.7	(87.6)	(14.9)	(26.6)	11.7	97.0	196.3	(99.3)
Mizuho Corporate Bank	431.0	511.6	(80.6)	55.4	26.1	29.3	375.5	485.5	(110.0)
Mizuho Trust & Banking	48.3	47.8	0.5	(3.2)	(2.4)	(0.8)	51.5	50.2	1.3

*	Above figures reflect all derivative transactions qualifying for hedge accounting, and are before net of applicable income taxes.

3-16

Mizuho Financial Group, Inc.

8. Employee Retirement Benefits

Non-Consolidated

Projected Benefit Obligation

		(Millions of yen)
Aggregated Figures of the 3 Banks		First Half of Fiscal 2007	Change	First Half of Fiscal 2006
Projected Benefit Obligation (at the beginning of the fiscal year)	(A)	1,106,214	36,585	1,069,628
Discount Rate (%)		2.5	—	2.5

Fair Value of Plan Assets (at the beginning of the fiscal year)	(B)	1,593,641	(261,301)	1,854,943
Unrecognized Net Obligation	(C)	21,253	204,164	(182,911)
Unrecognized Actuarial Differences (at the beginning of the fiscal year)		21,253	204,164	(182,911)
Amount accumulated (amortized) during the period		(10,748)	(10,967)	219
Prepaid Pension Cost (at the beginning of the fiscal year)	(D)	519,004	(93,406)	612,411
Reserve for Employee Retirement Benefits (at the beginning of the fiscal year)	(A)-(B)-(C)+(D)	10,323	315	10,007

Mizuho Bank
Projected Benefit Obligation (at the beginning of the fiscal year)	(A)	647,710	24,889	622,820
Discount Rate (%)		2.5	—	2.5

Fair Value of Plan Assets (at the beginning of the fiscal year)	(B)	938,426	(132,681)	1,071,108
Unrecognized Net Obligation	(C)	46,799	123,702	(76,903)
Unrecognized Actuarial Differences (at the beginning of the fiscal year)		46,799	123,702	(76,903)
Amount accumulated (amortized) during the period		(8,411)	(6,716)	(1,695)
Prepaid Pension Cost (at the beginning of the fiscal year)	(D)	337,515	(33,868)	371,384
Reserve for Employee Retirement Benefits (at the beginning of the fiscal year)	(A)-(B)-(C)+(D)	—	—	—

Mizuho Corporate Bank
Projected Benefit Obligation (at the beginning of the fiscal year)	(A)	336,767	6,823	329,943
Discount Rate (%)		2.5	—	2.5

Fair Value of Plan Assets (at the beginning of the fiscal year)	(B)	499,063	(138,790)	637,853
Unrecognized Net Obligation	(C)	(31,644)	84,512	(116,156)
Unrecognized Actuarial Differences (at the beginning of the fiscal year)		(31,644)	84,512	(116,156)
Amount accumulated (amortized) during the period		(643)	(4,281)	3,638
Prepaid Pension Cost (at the beginning of the fiscal year)	(D)	130,652	(61,102)	191,754
Reserve for Employee Retirement Benefits (at the beginning of the fiscal year)	(A)-(B)-(C)+(D)	—	—	—

Mizuho Trust & Banking
Projected Benefit Obligation (at the beginning of the fiscal year)	(A)	121,736	4,872	116,864
Discount Rate (%)		2.5	—	2.5

Fair Value of Plan Assets (at the beginning of the fiscal year)	(B)	156,150	10,169	145,980
Unrecognized Net Obligation	(C)	6,098	(4,049)	10,148
Unrecognized Actuarial Differences (at the beginning of the fiscal year)		6,098	(4,049)	10,148
Amount accumulated (amortized) during the period		(1,692)	30	(1,722)
Prepaid Pension Cost (at the beginning of the fiscal year)	(D)	50,836	1,563	49,273
Reserve for Employee Retirement Benefits (at the beginning of the fiscal year)	(A)-(B)-(C)+(D)	10,323	315	10,007

3-17

Mizuho Financial Group, Inc.

Income (Expenses) related to Employee Retirement Benefits

	(Millions of yen)
Aggregated Figures of the 3 Banks	First Half of Fiscal 2007	Change	First Half of Fiscal 2006
Service Cost	(7,964)	(69)	(7,895)
Interest Cost	(13,827)	(457)	(13,370)
Expected Return on Plan Assets	46,282	11,966	34,316
Accumulation (Amortization) of Unrecognized Actuarial Differences	(10,748)	(10,967)	219
Other	(2,690)	(385)	(2,304)

Total	11,052	86	10,966

Mizuho Bank
Service Cost	(5,109)	(1)	(5,107)
Interest Cost	(8,096)	(311)	(7,785)
Expected Return on Plan Assets	27,555	7,739	19,815
Accumulation (Amortization) of Unrecognized Actuarial Differences	(8,411)	(6,716)	(1,695)
Other	(1,948)	(175)	(1,772)

Total	3,989	535	3,454

Mizuho Corporate Bank
Service Cost	(1,801)	(41)	(1,759)
Interest Cost	(4,209)	(85)	(4,124)
Expected Return on Plan Assets	14,470	2,670	11,800
Accumulation (Amortization) of Unrecognized Actuarial Differences	(643)	(4,281)	3,638
Other	(625)	(214)	(411)

Total	7,190	(1,951)	9,142

Mizuho Trust & Banking
Service Cost	(1,054)	(26)	(1,027)
Interest Cost	(1,521)	(60)	(1,460)
Expected Return on Plan Assets	4,256	1,556	2,700
Accumulation (Amortization) of Unrecognized Actuarial Differences	(1,692)	30	(1,722)
Other	(116)	4	(120)

Total	(128)	1,502	(1,631)

	(Millions of yen)
Consolidated	First Half of Fiscal 2007	Change	First Half of Fiscal 2006
Projected Benefit Obligation (at the beginning of the fiscal year)	1,176,329	47,069	1,129,260
Unrecognized Net Obligation	36,822	211,468	(174,646)
Unrecognized Actuarial Differences (at the beginning of the fiscal year)	36,822	211,468	(174,646)
Amount accumulated (amortized) during the period	(11,852)	(11,473)	(378)

Income (Expenses) related to Employee Retirement Benefits	6,610	640	5,969

3-18

Mizuho Financial Group, Inc.

9. Capital Adequacy Ratio (Basel II)

Consolidated

Mizuho Financial Group

BIS Standard

	(%, Billions of yen)
	As of September 30, 2007
	Preliminary	Change from March 31, 2007	As of March 31, 2007
(1) Capital Adequacy Ratio	11.79	(0.69)	12.48
Tier 1 Capital Ratio	6.97	0.01	6.96
(2) Tier 1 Capital	4,918.7	(14.8)	4,933.5
Common Stock and Preferred Stock	1,540.9	—	1,540.9
Capital Surplus	411.0	(0.0)	411.1
Retained Earnings	1,490.6	50.7	1,439.9
Less: Treasury Stock	2.4	(29.9)	32.3
Less: Dividends (estimate), etc	—	(101.2)	101.2
Less: Unrealized Losses on Other Securities	—	—	—
Foreign Currency Translation Adjustments	(36.7)	2.2	(38.9)
Minority Interests in Consolidated Subsidiaries	1,527.7	(198.4)	1,726.1
Preferred Securities Issued by Overseas SPCs	1,314.0	(190.9)	1,504.9
Other	(12.5)	(0.4)	(12.1)
(3) Tier 2 Capital	3,723.2	(369.3)	4,092.6
Tier 2 Capital Included as Qualifying Capital	3,723.2	(369.3)	4,092.6
45% of Unrealized Gains on Other Securities	842.3	(258.4)	1,100.8
45% of Revaluation Reserve for Land	114.4	(1.6)	116.0
General Reserve for Possible Losses on Loans, etc	72.2	(59.3)	131.5
Debt Capital, etc	2,694.2	(49.9)	2,744.1
Perpetual Subordinated Debt and Other Debt Capital	691.9	(93.6)	785.5
Dated Subordinated Debt and Redeemable Preferred Stock	2,002.2	43.6	1,958.6
Other	—	—	—
(4) Deductions for Total Risk-based Capital	316.7	131.9	184.7
(5) Total Risk-based Capital (2)+(3)-(4)	8,325.2	(516.0)	8,841.3
(6) Risk-weighted Assets	70,555.1	(240.2)	70,795.4
Credit Risk Assets	61,694.7	1,939.7	59,755.0
On-balance-sheet Items	51,440.2	2,721.6	48,718.5
Off-balance-sheet Items	10,254.5	(781.9)	11,036.4
Market Risk Equivalent Assets	2,680.2	493.7	2,186.4
Operational Risk Equivalent Assets	3,905.5	28.0	3,877.5
Adjusted Floor Amount	2,274.6	(2,701.8)	4,976.4

(Reference) Basel I basis

(1) Capital Adequacy Ratio	10.90	(0.68)	11.58
Tier 1 Capital Ratio	6.03	(0.14)	6.17
(2) Tier 1 Capital	4,931.2	(14.3)	4,945.6
(3) Tier 2 Capital	4,098.1	(363.7)	4,461.8
(4) Deductions for Total Risk-based Capital	125.3	3.4	121.9
(5) Total Risk-based Capital (2)+(3)-(4)	8,904.1	(381.5)	9,285.6
(6) Risk-weighted Assets	81,674.3	1,555.8	80,118.4

3-19

Mizuho Financial Group, Inc.

Mizuho Bank

Domestic Standard

	(%, Billions of yen)
	As of September 30, 2007		As of March 31, 2007
	(Preliminary)	Change from March 31, 2007
(1) Capital Adequacy Ratio	12.25	0.51	11.74
Tier 1 Capital Ratio	7.60	0.49	7.11
(2) Tier 1 Capital	2,122.1	54.4	2,067.7
(3) Tier 2 Capital	1,346.8	(38.8)	1,385.6
(4) Deductions for Total Risk-based Capital	48.2	7.7	40.5
(5) Total Risk-based Capital (2)+(3)-(4)	3,420.7	7.9	3,412.8
(6) Risk-weighted Assets	27,913.5	(1,140.0)	29,053.6

(Reference) Basel I basis

Capital Adequacy Ratio	10.46	0.15	10.31
Tier 1 Capital Ratio	6.13	0.16	5.97

Mizuho Corporate Bank

BIS Standard

(1) Capital Adequacy Ratio	13.04	(0.97)	14.01
Tier 1 Capital Ratio	8.54	(0.02)	8.56
(2) Tier 1 Capital	3,284.0	27.2	3,256.8
(3) Tier 2 Capital	2,004.6	(247.4)	2,252.1
(4) Deductions for Total Risk-based Capital	276.3	96.9	179.4
(5) Total Risk-based Capital (2)+(3)-(4)	5,012.3	(317.2)	5,329.5
(6) Risk-weighted Assets	38,418.7	394.3	38,024.4

(Reference) Basel I basis

Capital Adequacy Ratio	11.99	(1.00)	12.99
Tier 1 Capital Ratio	7.44	(0.22)	7.66

Mizuho Trust & Banking

BIS Standard

(1) Capital Adequacy Ratio	14.70	(0.99)	15.69
Tier 1 Capital Ratio	8.58	(0.38)	8.96
(2) Tier 1 Capital	352.5	(7.2)	359.8
(3) Tier 2 Capital	252.8	(18.7)	271.6
(4) Deductions for Total Risk-based Capital	1.4	(0.0)	1.4
(5) Total Risk-based Capital (2)+(3)-(4)	604.0	(26.0)	630.0
(6) Risk-weighted Assets	4,107.0	91.8	4,015.2

(Reference) Basel I basis

Capital Adequacy Ratio	13.60	(0.84)	14.44
Tier 1 Capital Ratio	7.74	(0.30)	8.04

(Reference)

Mizuho Bank

BIS Standard

(1) Capital Adequacy Ratio	11.99	0.07	11.92
Tier 1 Capital Ratio	7.20	0.35	6.85
(2) Tier 1 Capital	2,122.1	54.4	2,067.7
(3) Tier 2 Capital	1,461.9	(108.8)	1,570.7
(4) Deductions for Total Risk-based Capital	48.3	7.7	40.5
(5) Total Risk-based Capital (2)+(3)-(4)	3,535.7	(62.1)	3,597.9
(6) Risk-weighted Assets	29,465.2	(696.1)	30,161.4

(Reference) Basel I basis

Capital Adequacy Ratio	11.05	0.02	11.03
Tier 1 Capital Ratio	6.16	0.22	5.94

3-20

Mizuho Financial Group, Inc.

II. REVIEW OF CREDITS

1. Status of Non-Accrual, Past Due & Restructured Loans

■ The figures below are presented net of partial direct write-offs.

■ Treatment of accrued interest is based on the results of the self-assessment of assets.

(All loans to obligors classified in the self-assessment of assets as Bankrupt Obligors, Substantially Bankrupt Obligors, and Intensive Control Obligors are categorized as non-accrual loans.)

Consolidated

	(Millions of yen, %)
	As of September 30, 2007						As of March 31, 2007		As of September 30, 2006
		%	Change from March 31, 2007%		Change from September 30, 2006%			%		%
Loans to Bankrupt Obligors	31,726	0.04	888	0.00	(17,194)	(0.02)	30,838	0.04	48,921	0.07
Non-Accrual Delinquent Loans	636,547	0.96	3,439	0.00	261,440	0.38	633,107	0.95	375,106	0.57
Loans Past Due for 3 Months or More	6,776	0.01	(3,682)	(0.00)	(4,695)	(0.00)	10,458	0.01	11,471	0.01
Restructured Loans	514,158	0.77	(3,828)	(0.00)	(1,097)	(0.01)	517,986	0.78	515,255	0.79

Total	1,189,208	1.80	(3,183)	(0.00)	238,453	0.33	1,192,392	1.80	950,755	1.46

Total Loans	66,056,468	100.00	92,167		993,739		65,964,301	100.00	65,062,729	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	498,834		(19,483)		(121,442)		518,317		620,276

Trust Account

	As of September 30, 2007						As of March 31, 2007		As of September 30, 2006
		%	Change from March 31, 2007%		Change from September 30, 2006%			%		%
Loans to Bankrupt Obligors	—	—	—	—	—	—	—	—	—	—
Non-Accrual Delinquent Loans	7,314	15.87	(394)	1.29	494	5.53	7,708	14.58	6,819	10.34
Loans Past Due for 3 Months or More	—	—	(121)	(0.22)	(123)	(0.18)	121	0.22	123	0.18
Restructured Loans	—	—	—	—	(35)	(0.05)	—	—	35	0.05

Total	7,314	15.87	(515)	1.06	335	5.28	7,829	14.80	6,978	10.59

Total Loans	46,061	100.00	(6,808)		(19,832)		52,869	100.00	65,894	100.00

Consolidated + Trust Account

	As of September 30, 2007						As of March 31, 2007		As of September 30, 2006
		%	Change from March 31, 2007%		Change from September 30, 2006%			%		%
Loans to Bankrupt Obligors	31,726	0.04	888	0.00	(17,194)	(0.02)	30,838	0.04	48,921	0.07
Non-Accrual Delinquent Loans	643,861	0.97	3,044	0.00	261,935	0.38	640,816	0.97	381,925	0.58
Loans Past Due for 3 Months or More	6,776	0.01	(3,803)	(0.00)	(4,818)	(0.00)	10,580	0.01	11,595	0.01
Restructured Loans	514,158	0.77	(3,828)	(0.00)	(1,133)	(0.01)	517,986	0.78	515,291	0.79

Total	1,196,523	1.81	(3,698)	(0.00)	238,789	0.33	1,200,222	1.81	957,734	1.47

Total Loans	66,102,530	100.00	85,359		973,906		66,017,171	100.00	65,128,624	100.00

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

3-21

Mizuho Financial Group, Inc.

Non-Consolidated

Aggregated Figures of the 3 Banks

(Banking Account + Trust Account)

	(Millions of yen, %)
	As of September 30, 2007						As of March 31, 2007		As of September 30, 2006
		%	Change from March 31, 2007%		Change from September 30, 2006%			%		%
Loans to Bankrupt Obligors	28,526	0.04	928	0.00	(16,965)	(0.02)	27,597	0.04	45,491	0.06
Non-Accrual Delinquent Loans	661,155	0.99	33,904	0.06	296,547	0.44	627,251	0.93	364,608	0.55
Loans Past Due for 3 Months or More	6,776	0.01	(3,803)	(0.00)	(4,818)	(0.00)	10,580	0.01	11,595	0.01
Restructured Loans	501,844	0.75	(13,428)	(0.01)	(12,026)	(0.02)	515,273	0.77	513,870	0.77

Total	1,198,302	1.81	17,600	0.04	262,737	0.39	1,180,702	1.76	935,565	1.41

Total Loans	66,164,338	100.00	(714,651)		173,110		66,878,989	100.00	65,991,228	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	464,186		(21,442)		(91,039)		485,628		555,225

Mizuho Bank
Loans to Bankrupt Obligors	24,005	0.07	2,484	0.00	(14,942)	(0.04)	21,520	0.06	38,947	0.11
Non-Accrual Delinquent Loans	426,234	1.27	124,059	0.38	151,306	0.46	302,174	0.88	274,928	0.80
Loans Past Due for 3 Months or More	5,848	0.01	(4,082)	(0.01)	(4,442)	(0.01)	9,930	0.02	10,290	0.03
Restructured Loans	226,614	0.67	(7,763)	(0.01)	23,658	0.08	234,378	0.68	202,956	0.59

Total	682,702	2.03	114,698	0.36	155,580	0.49	568,004	1.66	527,122	1.54

Total Loans	33,519,576	100.00	(545,483)		(660,107)		34,065,059	100.00	34,179,684	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	169,821		10,388		(63,138)		159,432		232,959

Mizuho Corporate Bank
Loans to Bankrupt Obligors	3,120	0.01	(520)	(0.00)	(784)	(0.00)	3,640	0.01	3,904	0.01
Non-Accrual Delinquent Loans	218,776	0.75	(55,259)	(0.20)	145,054	0.48	274,035	0.95	73,721	0.26
Loans Past Due for 3 Months or More	—	—	(59)	(0.00)	—	—	59	0.00	—	—
Restructured Loans	234,725	0.80	15,266	0.04	(10,562)	(0.06)	219,458	0.76	245,288	0.87

Total	456,622	1.56	(40,573)	(0.16)	133,707	0.42	497,195	1.73	322,914	1.14

Total Loans	29,095,862	100.00	361,005		996,373		28,734,856	100.00	28,099,488	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	261,231		(25,858)		(15,347)		287,089		276,579

Mizuho Trust & Banking
(Banking Account)
Loans to Bankrupt Obligors	1,400	0.03	(1,035)	(0.02)	(1,239)	(0.03)	2,435	0.06	2,639	0.07
Non-Accrual Delinquent Loans	8,830	0.25	(34,502)	(0.82)	(308)	0.00	43,332	1.07	9,139	0.25
Loans Past Due for 3 Months or More	928	0.02	460	0.01	(253)	(0.00)	468	0.01	1,181	0.03
Restructured Loans	40,503	1.15	(20,932)	(0.36)	(25,086)	(0.64)	61,436	1.52	65,590	1.79

Total	51,663	1.47	(56,009)	(1.19)	(26,886)	(0.67)	107,672	2.67	78,550	2.15

Total Loans	3,502,837	100.00	(523,365)		(143,323)		4,026,203	100.00	3,646,161	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	33,133		(5,972)		(12,553)		39,106		45,687

(Trust Account)
Loans to Bankrupt Obligors	—	—	—	—	—	—	—	—	—	—
Non-Accrual Delinquent Loans	7,314	15.87	(394)	1.29	494	5.53	7,708	14.58	6,819	10.34
Loans Past Due for 3 Months or More	—	—	(121)	(0.22)	(123)	(0.18)	121	0.22	123	0.18
Restructured Loans	—	—	—	—	(35)	(0.05)	—	—	35	0.05

Total	7,314	15.87	(515)	1.06	335	5.28	7,829	14.80	6,978	10.59

Total Loans	46,061	100.00	(6,808)		(19,832)		52,869	100.00	65,894	100.00

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

3-22

Mizuho Financial Group, Inc.

2. Status of Reserves for Possible Losses on Loans

Consolidated

	(Millions of yen)
	As of September 30, 2007			As of March 31, 2007	As of September 30, 2006
		Change from March 31, 2007	Change from September 30, 2006
Reserves for Possible Losses on Loans	782,653	(73,660)	39,875	856,314	742,778
General Reserve for Possible Losses on Loans	447,196	(53,666)	(118,086)	500,863	565,282
Specific Reserve for Possible Losses on Loans	335,304	(17,012)	160,471	352,317	174,833
Reserve for Possible Losses on Loans to Restructuring Countries	152	(2,980)	(2,510)	3,133	2,662

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	532,965	(3,950)	(101,000)	536,916	633,965

Non-Consolidated

Aggregated Figures of the 3 Banks

	(Millions of yen)
	As of September 30, 2007			As of March 31, 2007	As of September 30, 2006
		Change from March 31, 2007	Change from September 30, 2006
Reserves for Possible Losses on Loans	676,945	(64,187)	29,457	741,133	647,488
General Reserve for Possible Losses on Loans	395,009	(51,345)	(130,712)	446,354	525,721
Specific Reserve for Possible Losses on Loans	281,783	(9,861)	162,679	291,645	119,104
Reserve for Possible Losses on Loans to Restructuring Countries	152	(2,980)	(2,510)	3,133	2,662

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	497,041	(6,094)	(70,725)	503,136	567,766

Mizuho Bank
Reserves for Possible Losses on Loans	368,256	27,428	69,168	340,828	299,087
General Reserve for Possible Losses on Loans	238,080	(10,044)	15,493	248,124	222,586
Specific Reserve for Possible Losses on Loans	130,176	37,524	53,724	92,652	76,451
Reserve for Possible Losses on Loans to Restructuring Countries	—	(51)	(49)	51	49

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	189,028	15,337	(51,925)	173,690	240,953

Mizuho Corporate Bank
Reserves for Possible Losses on Loans	284,208	(69,139)	(31,984)	353,347	316,192
General Reserve for Possible Losses on Loans	135,393	(40,349)	(138,494)	175,743	273,888
Specific Reserve for Possible Losses on Loans	148,661	(26,042)	108,693	174,703	39,968
Reserve for Possible Losses on Loans to Restructuring Countries	152	(2,747)	(2,184)	2,900	2,336

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	274,560	(15,459)	(4,726)	290,019	279,287

Mizuho Trust & Banking
Reserves for Possible Losses on Loans	24,481	(22,476)	(7,726)	46,957	32,207
General Reserve for Possible Losses on Loans	21,535	(951)	(7,711)	22,486	29,246
Specific Reserve for Possible Losses on Loans	2,946	(21,343)	261	24,289	2,684
Reserve for Possible Losses on Loans to Restructuring Countries	0	(181)	(276)	181	276

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	33,452	(5,972)	(14,073)	39,425	47,526

3-23

Mizuho Financial Group, Inc.

3. Reserve Ratios for Non-Accrual, Past Due & Restructured Loans

Consolidated

	(%)
	As of September 30, 2007			As of March 31, 2007	As of September 30, 2006
		Change from March 31, 2007	Change from September 30, 2006
Mizuho Financial Group	65.81	(6.00)	(12.31)	71.81	78.12

*	Above figures are presented net of partial direct write-offs.

Non-Consolidated

	(%)
	As of September 30, 2007			As of March 31, 2007	As of September 30, 2006
		Change from March 31, 2007	Change from September 30, 2006
Total	56.83	(6.35)	(12.88)	63.18	69.72
Mizuho Bank	53.94	(6.06)	(2.79)	60.00	56.73
Mizuho Corporate Bank	62.24	(8.82)	(35.67)	71.06	97.91
Mizuho Trust & Banking (Banking Account)	47.38	3.77	6.38	43.61	41.00

*	Above figures are presented net of partial direct write-offs.

3-24

Mizuho Financial Group, Inc.

4. Status of Disclosed Claims under the Financial Reconstruction Law (“FRL”)

Consolidated

	(Millions of yen)
	As of September 30, 2007			As of March 31, 2007	As of September 30, 2006
		Change from March 31, 2007	Change from September 30, 2006
Claims against Bankrupt and Substantially Bankrupt Obligors	146,523	7,476	11,077	139,046	135,445
Claims with Collection Risk	600,894	4,571	254,529	596,323	346,365
Claims for Special Attention	521,065	(7,555)	(5,920)	528,620	526,985

Total	1,268,482	4,491	259,686	1,263,991	1,008,796

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	520,810	(15,497)	(112,712)	536,308	633,523

Trust Account

	As of September 30, 2007			As of March 31, 2007	As of September 30, 2006
		Change from March 31, 2007	Change from September 30, 2006
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—	—	—
Claims with Collection Risk	7,314	(394)	494	7,708	6,819
Claims for Special Attention	—	(121)	(159)	121	159

Total	7,314	(515)	335	7,829	6,978

Consolidated + Trust Account

	As of September 30, 2007			As of March 31, 2007	As of September 30, 2006
		Change from March 31, 2007	Change from September 30, 2006
Claims against Bankrupt and Substantially Bankrupt Obligors	146,523	7,476	11,077	139,046	135,445
Claims with Collection Risk	608,209	4,176	255,024	604,032	353,184
Claims for Special Attention	521,065	(7,676)	(6,079)	528,741	527,144

Total	1,275,797	3,976	260,022	1,271,821	1,015,775

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

3-25

Mizuho Financial Group, Inc.

Non-Consolidated

Aggregated Figures of the 3 Banks

(Banking Account + Trust Account)

	(Millions of yen, %)
	As of September 30, 2007						As of March 31, 2007		As of September 30, 2006
		%	Change from March 31, 2007%		Change from September 30, 2006%			%		%
Claims against Bankrupt and Substantially Bankrupt Obligors	161,058	0.21	38,767	0.05	46,236	0.06	122,290	0.16	114,822	0.15
Claims with Collection Risk	598,978	0.79	533	0.00	253,232	0.33	598,444	0.79	345,745	0.46
Claims for Special Attention	508,751	0.67	(17,276)	(0.01)	(16,972)	(0.02)	526,028	0.69	525,724	0.70
Sub-total	1,268,787	1.69	22,024	0.04	282,495	0.36	1,246,763	1.65	986,291	1.32
Normal Claims	73,690,636	98.30	(622,377)	(0.04)	251,789	(0.36)	74,313,014	98.34	73,438,847	98.67

Total	74,959,424	100.00	(600,353)		534,285		75,559,777	100.00	74,425,138	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	485,422		(17,409)		(82,180)		502,831		567,603

Mizuho Bank

Claims against Bankrupt and Substantially Bankrupt Obligors	113,838	0.31	43,472	0.12	23,706	0.07	70,366	0.18	90,132	0.24
Claims with Collection Risk	363,389	0.99	87,907	0.25	130,283	0.37	275,482	0.73	233,106	0.62
Claims for Special Attention	232,462	0.63	(11,845)	(0.01)	19,216	0.06	244,308	0.65	213,246	0.57
Sub-total	709,691	1.94	119,533	0.36	173,206	0.50	590,158	1.57	536,485	1.43
Normal Claims	35,845,458	98.05	(992,949)	(0.36)	(990,849)	(0.50)	36,838,407	98.42	36,836,307	98.56

Total	36,555,150	100.00	(873,415)		(817,642)		37,428,566	100.00	37,372,792	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	189,022		15,471		(51,930)		173,551		240,953

Mizuho Corporate Bank

Claims against Bankrupt and Substantially Bankrupt Obligors	17,269	0.04	(4,097)	(0.01)	(2,571)	(0.01)	21,367	0.06	19,840	0.05
Claims with Collection Risk	219,395	0.63	(52,376)	(0.16)	142,820	0.40	271,772	0.80	76,575	0.23
Claims for Special Attention	234,725	0.67	15,206	0.02	(10,562)	(0.06)	219,518	0.64	245,288	0.73
Sub-total	471,390	1.35	(41,267)	(0.15)	129,686	0.32	512,658	1.51	341,703	1.02
Normal Claims	34,268,706	98.64	855,959	0.15	1,394,230	(0.32)	33,412,746	98.48	32,874,475	98.97

Total	34,740,096	100.00	814,691		1,523,916		33,925,404	100.00	33,216,179	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	263,084		(26,907)		(16,176)		289,992		279,261

Mizuho Trust & Banking
(Banking Account)
Claims against Bankrupt and Substantially Bankrupt Obligors	29,950	0.82	(606)	0.09	25,100	0.69	30,556	0.73	4,849	0.12
Claims with Collection Risk	8,878	0.24	(34,602)	(0.80)	(20,365)	(0.53)	43,481	1.04	29,244	0.77
Claims for Special Attention	41,562	1.14	(20,516)	(0.34)	(25,467)	(0.62)	62,079	1.49	67,030	1.77
Sub-total	80,391	2.22	(55,725)	(1.05)	(20,732)	(0.46)	136,117	3.27	101,124	2.68
Normal Claims	3,537,724	97.77	(479,095)	1.05	(131,423)	0.46	4,016,819	96.72	3,669,147	97.31

Total	3,618,115	100.00	(534,821)		(152,156)		4,152,937	100.00	3,770,271	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	33,314		(5,973)		(14,073)		39,287		47,388

(Trust Account)

Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—	—	—	—	—	—	—	—
Claims with Collection Risk	7,314	15.87	(394)	1.29	494	5.53	7,708	14.58	6,819	10.34
Claims for Special Attention	—	—	(121)	(0.22)	(159)	(0.24)	121	0.22	159	0.24
Sub-total	7,314	15.87	(515)	1.06	335	5.28	7,829	14.80	6,978	10.59
Normal Claims	38,747	84.12	(6,292)	(1.06)	(20,168)	(5.28)	45,039	85.19	58,915	89.40

Total	46,061	100.00	(6,808)		(19,832)		52,869	100.00	65,894	100.00

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.
*	Reserve for Indemnification of Impairment and Reserve for Possible Losses on Entrusted Loans ( ¥959 million, ¥1,300 million and ¥1,807 million for September 31, 2007, March 31, 2007 and September 30, 2006, respectively) are not included in the above figures for Trust Account.

3-26

Mizuho Financial Group, Inc.

5. Coverage on Disclosed Claims under the FRL

Non-Consolidated

(1) Disclosed Claims under the FRL and Coverage Amount

Aggregated Figures of the 3 Banks (Banking Account)

	(Billions of yen)
	As of September 30, 2007			As of March 31, 2007	As of September 30, 2006
		Change from March 31, 2007	Change from September 30, 2006
Claims against Bankrupt and Substantially Bankrupt Obligors	161.0	38.7	46.2	122.2	114.8
Collateral, Guarantees, and equivalent	141.3	39.1	35.1	102.2	106.2
Reserve for Possible Losses	19.6	(0.3)	11.0	20.0	8.6
Claims with Collection Risk	591.6	0.9	252.7	590.7	338.9
Collateral, Guarantees, and equivalent	235.3	49.4	59.9	185.8	175.3
Reserve for Possible Losses	272.1	(9.8)	150.3	281.9	121.7
Claims for Special Attention	508.7	(17.1)	(16.8)	525.9	525.5
Collateral, Guarantees, and equivalent	108.7	(75.4)	(70.4)	184.2	179.2
Reserve for Possible Losses	131.6	20.1	6.7	111.4	124.9

Total	1,261.4	22.5	282.1	1,238.9	979.3
Collateral, Guarantees, and equivalent	485.4	13.1	24.6	472.3	460.7
Reserve for Possible Losses	423.4	9.9	168.1	413.4	255.3

Mizuho Bank

Claims against Bankrupt and Substantially Bankrupt Obligors	113.8	43.4	23.7	70.3	90.1
Collateral, Guarantees, and equivalent	109.8	42.5	23.4	67.3	86.4
Reserve for Possible Losses	3.9	0.9	0.2	3.0	3.7
Claims with Collection Risk	363.3	87.9	130.2	275.4	233.1
Collateral, Guarantees, and equivalent	193.6	43.2	59.5	150.3	134.0
Reserve for Possible Losses	126.0	36.6	53.4	89.4	72.5
Claims for Special Attention	232.4	(11.8)	19.2	244.3	213.2
Collateral, Guarantees, and equivalent	71.8	(9.2)	3.2	81.1	68.6
Reserve for Possible Losses	40.2	(1.8)	(0.2)	42.1	40.5

Total	709.6	119.5	173.2	590.1	536.4
Collateral, Guarantees, and equivalent	375.3	76.5	86.1	298.7	289.1
Reserve for Possible Losses	170.3	35.7	53.5	134.5	116.8

Mizuho Corporate Bank

Claims against Bankrupt and Substantially Bankrupt Obligors	17.2	(4.0)	(2.5)	21.3	19.8
Collateral, Guarantees, and equivalent	13.0	(3.0)	(2.3)	16.0	15.3
Reserve for Possible Losses	4.1	(1.0)	(0.2)	5.2	4.4
Claims with Collection Risk	219.3	(52.3)	142.8	271.7	76.5
Collateral, Guarantees, and equivalent	36.6	9.8	10.1	26.7	26.5
Reserve for Possible Losses	143.4	(25.1)	107.9	168.6	35.5
Claims for Special Attention	234.7	15.2	(10.5)	219.5	245.2
Collateral, Guarantees, and equivalent	28.2	(41.9)	(47.4)	70.1	75.6
Reserve for Possible Losses	78.6	20.7	8.8	57.9	69.8

Total	471.3	(41.2)	129.6	512.6	341.7
Collateral, Guarantees, and equivalent	78.0	(35.0)	(39.5)	113.0	117.5
Reserve for Possible Losses	226.3	(5.4)	116.5	231.8	109.7

Mizuho Trust & Banking
(Banking Account)

Claims against Bankrupt and Substantially Bankrupt Obligors	29.9	(0.6)	25.1	30.5	4.8
Collateral, Guarantees, and equivalent	18.4	(0.3)	14.0	18.7	4.4
Reserve for Possible Losses	11.5	(0.2)	11.0	11.7	0.4
Claims with Collection Risk	8.8	(34.6)	(20.3)	43.4	29.2
Collateral, Guarantees, and equivalent	5.0	(3.7)	(9.6)	8.7	14.7
Reserve for Possible Losses	2.5	(21.3)	(11.1)	23.8	13.6
Claims for Special Attention	41.5	(20.5)	(25.4)	62.0	67.0
Collateral, Guarantees, and equivalent	8.6	(24.2)	(26.2)	32.9	34.9
Reserve for Possible Losses	12.6	1.2	(1.9)	11.4	14.6

Total	80.3	(55.7)	(20.7)	136.1	101.1
Collateral, Guarantees, and equivalent	32.1	(28.3)	(21.8)	60.5	54.0
Reserve for Possible Losses	26.7	(20.3)	(1.9)	47.0	28.7

(Reference) Trust Account
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—	—	—
Collateral, Guarantees, and equivalent	—	—	—	—	—
Claims with Collection Risk	7.3	(0.3)	0.4	7.7	6.8
Collateral, Guarantees, and equivalent	7.3	(0.3)	0.4	7.7	6.8
Claims for Special Attention	—	(0.1)	(0.1)	0.1	0.1
Collateral, Guarantees, and equivalent	—	(0.1)	(0.1)	0.1	0.1

Total	7.3	(0.5)	0.3	7.8	6.9
Collateral, Guarantees, and equivalent	7.3	(0.5)	0.3	7.8	6.9

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

3-27

Mizuho Financial Group, Inc.

(2) Coverage Ratio

Aggregated Figures of the 3 Banks (Banking Account)

	(Billions of yen)
	As of September 30, 2007			As of March 31, 2007	As of September 30, 2006
		Change from March 31, 2007	Change from September 30, 2006
Coverage Amount	908.9	23.1	192.8	885.8	716.1
Reserves for Possible Losses on Loans	423.4	9.9	168.1	413.4	255.3
Collateral, Guarantees, and equivalent	485.4	13.1	24.6	472.3	460.7

					(%)
Coverage Ratio	72.0	0.5	(1.0)	71.4	73.1
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	—	100.0	100.0
Claims with Collection Risk	85.7	6.5	(1.8)	79.1	87.6
Claims for Special Attention	47.2	(8.9)	(10.6)	56.2	57.8
Claims against Special Attention Obligors	49.2	(8.6)	(10.5)	57.8	59.8

Reserve Ratio against Non-collateralized Claims					(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	—	100.0	100.0
Claims with Collection Risk	76.3	6.7	1.9	69.6	74.4
Claims for Special Attention	32.9	0.2	(3.1)	32.6	36.0
Claims against Special Attention Obligors	32.0	(0.2)	(4.0)	32.2	36.0

(Reference) Reserve Ratio					(%)
Claims against Special Attention Obligors	23.94	3.89	1.25	20.05	22.69
Claims against Watch Obligors excluding Special Attention Obligors	5.26	(2.13)	(5.27)	7.39	10.54
Claims against Normal Obligors	0.10	(0.01)	(0.01)	0.11	0.11

Mizuho Bank					(Billions of yen)

Coverage Amount	545.6	112.3	139.7	433.3	405.9
Reserves for Possible Losses on Loans	170.3	35.7	53.5	134.5	116.8
Collateral, Guarantees, and equivalent	375.3	76.5	86.1	298.7	289.1

					(%)
Coverage Ratio	76.8	3.4	1.2	73.4	75.6
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	—	100.0	100.0
Claims with Collection Risk	87.9	0.9	(0.6)	87.0	88.6
Claims for Special Attention	48.2	(2.2)	(2.9)	50.4	51.1
Claims against Special Attention Obligors	49.4	(1.5)	(3.3)	51.0	52.7

Reserve Ratio against Non-collateralized Claims					(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	—	100.0	100.0
Claims with Collection Risk	74.2	2.8	0.9	71.4	73.2
Claims for Special Attention	25.0	(0.7)	(2.9)	25.8	28.0
Claims against Special Attention Obligors	25.5	(0.5)	(3.1)	26.0	28.6

(Reference) Reserve Ratio					(%)
Claims against Special Attention Obligors	17.34	0.07	(1.65)	17.26	18.99
Claims against Watch Obligors excluding Special Attention Obligors	5.63	(0.57)	(1.39)	6.21	7.03
Claims against Normal Obligors	0.15	(0.01)	0.00	0.17	0.15

Mizuho Corporate Bank					(Billions of yen)

Coverage Amount	304.3	(40.5)	77.0	344.8	227.3
Reserves for Possible Losses on Loans	226.3	(5.4)	116.5	231.8	109.7
Collateral, Guarantees, and equivalent	78.0	(35.0)	(39.5)	113.0	117.5

					(%)
Coverage Ratio	64.5	(2.7)	(1.9)	67.2	66.5
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	—	100.0	100.0
Claims with Collection Risk	82.1	10.2	1.1	71.9	81.0
Claims for Special Attention	45.5	(12.7)	(13.7)	58.3	59.3
Claims against Special Attention Obligors	48.4	(13.5)	(13.6)	61.9	62.1

Reserve Ratio against Non-collateralized Claims					(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	—	100.0	100.0
Claims with Collection Risk	78.5	9.6	7.5	68.8	70.9
Claims for Special Attention	38.1	(0.6)	(3.0)	38.7	41.1
Claims against Special Attention Obligors	38.0	(0.1)	(2.5)	38.1	40.6

(Reference) Reserve Ratio					(%)
Claims against Special Attention Obligors	31.69	8.20	5.74	23.49	25.95
Claims against Watch Obligors excluding Special Attention Obligors	4.39	(6.80)	(13.54)	11.20	17.93
Claims against Normal Obligors	0.05	(0.00)	(0.00)	0.05	0.06

3-28

Mizuho Financial Group, Inc.

Mizuho Trust & Banking (Banking Account)

	(Billions of yen)
	As of September 30, 2007			As of March 31, 2007	As of September 30, 2006
		Change from March 31, 2007	Change from September 30, 2006
Coverage Amount	58.8	(48.6)	(23.8)	107.5	82.7
Reserves for Possible Losses on Loans	26.7	(20.3)	(1.9)	47.0	28.7
Collateral, Guarantees, and equivalent	32.1	(28.3)	(21.8)	60.5	54.0

					(%)
Coverage Ratio	73.2	(5.7)	(8.5)	79.0	81.8
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	—	100.0	100.0
Claims with Collection Risk	85.4	10.3	(11.6)	75.1	97.1
Claims for Special Attention	51.3	(20.0)	(22.4)	71.4	73.8
Claims against Special Attention Obligors	52.2	(20.4)	(22.7)	72.6	74.9

Reserve Ratio against Non-collateralized Claims					(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	—	100.0	100.0
Claims with Collection Risk	66.4	(2.3)	(27.8)	68.8	94.2
Claims for Special Attention	38.5	(0.6)	(6.9)	39.1	45.4
Claims against Special Attention Obligors	38.7	(1.5)	(7.8)	40.2	46.5

(Reference) Reserve Ratio					(%)
Claims against Special Attention Obligors	30.20	11.76	8.38	18.43	21.82
Claims against Watch Obligors excluding Special Attention Obligors	4.16	(0.43)	0.95	4.60	3.21
Claims against Normal Obligors	0.08	(0.00)	(0.13)	0.09	0.21

3-29

Mizuho Financial Group, Inc.

6. Overview of Non-Performing Loans (“NPLs”)

Non-Consolidated

Aggregated Figures of the 3 Banks (Banking Account)

Note 1	Claims for Special Attention is denoted on an individual loans basis. Claims against Special Attention Obligors includes all claims, not limited to Claims for Special Attention.

Note 2	The difference between total Non-Accrual, Past Due & Restructured Loans and total Disclosed Claims under the FRL represents the amount of claims other than loans included in Disclosed Claims under the FRL.

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Mizuho Financial Group, Inc.

7. Results of Removal of NPLs from the Balance Sheet

Non-Consolidated

1. Outstanding Balance of Claims against Bankrupt and Substantially Bankrupt Obligors and Claims with Collection Risk

(under the FRL)

Aggregated Figures of the 3 Banks (including past figures for their former revitalization subsidiaries) (Banking Account + Trust Account)

	(Billions of yen)
	Fiscal 2004		Fiscal 2005		Fiscal 2006		Fiscal 2007
	As of September 30, 2004	As of March 31, 2005	As of September 30, 2005	As of March 31, 2006	As of September 30, 2006	As of March 31, 2007	As of September 30, 2007
							Mizuho Bank	Mizuho Corporate Bank	Mizuho Trust & Banking	Aggregated Figures of the 3 Banks	Change from March 31, 2007
Claims against Bankrupt and Substantially Bankrupt Obligors	2,282.5	169.3	111.1	60.6	47.5	42.1	26.2	12.6	1.5	40.3	(1.7)
Claims with Collection Risk	6,589.4	171.7	104.4	78.1	63.7	54.7	26.8	18.0	0.7	45.6	(9.0)
Amount Categorized as above up to First Half of Fiscal 2004	8,871.9	341.1	215.5	138.8	111.3	96.9	53.0	30.6	2.3	86.0	(10.8)
of which the amount which was in the process of being removed from the balance sheet	973.5	144.6	92.3	43.8	35.8	31.7	17.4	6.8	1.5	25.8	(5.9)
Claims against Bankrupt and Substantially Bankrupt Obligors		40.1	22.8	38.2	33.0	8.3	3.4	2.1	0.0	5.6	(2.6)
Claims with Collection Risk		634.0	476.8	76.6	60.2	37.4	28.9	0.8	—	29.7	(7.6)
Amount Newly Categorized as above during the Second Half of Fiscal 2004		674.1	499.7	114.8	93.3	45.8	32.4	2.9	0.0	35.4	(10.3)
of which the amount which was in the process of being removed from the balance sheet		24.1	22.6	13.9	31.2	6.9	3.4	2.1	0.0	5.6	(1.2)
Claims against Bankrupt and Substantially Bankrupt Obligors			27.5	15.8	7.8	5.9	4.4	1.2	0.0	5.6	(0.2)
Claims with Collection Risk			121.4	65.8	42.7	22.2	11.0	2.7	1.0	14.7	(7.4)
Amount Newly Categorized as above during the First Half of Fiscal 2005			148.9	81.6	50.6	28.1	15.5	3.9	1.0	20.4	(7.6)
of which the amount which was in the process of being removed from the balance sheet			23.0	12.1	7.0	5.4	3.9	1.2	0.0	5.1	(0.2)
Claims against Bankrupt and Substantially Bankrupt Obligors				16.2	9.7	8.3	3.7	1.1	0.0	4.9	(3.3)
Claims with Collection Risk				134.5	72.7	48.1	30.9	6.0	1.1	38.0	(10.0)
Amount Newly Categorized as above during the Second Half of Fiscal 2005				150.8	82.4	56.4	34.6	7.1	1.1	43.0	(13.4)
of which the amount which was in the process of being removed from the balance sheet				14.4	8.5	5.4	3.7	—	0.0	3.7	(1.6)
Claims against Bankrupt and Substantially Bankrupt Obligors					16.6	38.3	6.2	—	27.7	34.0	(4.3)
Claims with Collection Risk					106.1	49.6	22.2	2.2	6.4	30.9	(18.7)
Amount Newly Categorized as above during the First Half of Fiscal 2006					122.8	88.0	28.4	2.2	34.2	64.9	(23.0)
of which the amount which was in the process of being removed from the balance sheet					12.2	10.2	5.9	—	0.1	6.0	(4.1)
Claims against Bankrupt and Substantially Bankrupt Obligors						19.1	12.1	—	0.3	12.4	(6.7)
Claims with Collection Risk						386.1	58.5	2.9	3.8	65.3	(320.7)
Amount Newly Categorized as above during the Second Half of Fiscal 2006						405.3	70.7	2.9	4.1	77.8	(327.5)
of which the amount which was in the process of being removed from the balance sheet						17.9	12.1	—	0.3	12.4	(5.4)
Claims against Bankrupt and Substantially Bankrupt Obligors							57.5	0.1	0.2	57.9	57.9
Claims with Collection Risk							184.7	186.6	2.9	374.3	374.3
Amount Newly Categorized as above during the First Half of Fiscal 2007							242.3	186.7	3.1	432.2	432.2
of which the amount which was in the process of being removed from the balance sheet							26.2	—	0.2	26.4	26.4
Claims against Bankrupt and Substantially Bankrupt Obligors		209.5	161.4	130.8	114.8	122.2	113.8	17.2	29.9	161.0	38.7
Claims with Collection Risk		805.8	702.7	355.2	345.7	598.4	363.3	219.3	16.1	598.9	0.5

Total		1,015.3	864.2	486.1	460.5	720.7	477.2	236.6	46.1	760.0	39.2
of which the amount which was in the process of being removed from the balance sheet		168.7	138.0	84.4	94.9	77.7	72.9	10.1	2.3	85.4	7.7

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.
*	Bold denotes newly categorized amounts.

2. Progress in Removal of NPLs from the Balance Sheet (Accumulated Removal Amount and Removal Ratio)

Aggregated Figures of the 3 Banks (including past figures for their former revitalization subsidiaries) (Banking Account + Trust Account)

			(Billions of yen)	(%)	(%)
	Amount Newly Categorized	Balance as of September 30, 2007	Accumulated Removal Amount	Accumulated Removal Ratio	Modified Accumulated Removal Ratio*
Up to First Half of Fiscal 2004	8,871.9	86.0	8,785.8	99.0	99.3
Second Half of Fiscal 2004	674.1	35.4	638.7	94.7	95.5
First Half of Fiscal 2005	148.9	20.4	128.4	86.2	89.7
Second Half of Fiscal 2005	150.8	43.0	107.8	71.4	73.9
First Half of Fiscal 2006	122.8	64.9	57.8	47.0	52.0
Second Half of Fiscal 2006	405.3	77.8	327.5	80.8	83.8
First Half of Fiscal 2007	432.2	432.2

Total	10,806.2	760.0	10,046.2

*	Modified accumulated removal ratios are based on the accumulated removal amount including the amount which was in the process of being removed from the balance sheet.

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Mizuho Financial Group, Inc.

3. Breakdown of Reasons for Removal of NPLs from the Balance Sheet in the First Half of Fiscal 2007

Aggregated Figures of the 3 Banks (Banking Account + Trust Account)

	(Billions of yen)
	Newly Categorized						Amount Removed from B/S in the First Half of Fiscal 2007
	Fiscal 2004		Fiscal 2005		Fiscal 2006
	Up to First Half	Second Half	First Half	Second Half	First Half	Second Half
Liquidation	(28.3)	(0.9)	(0.0)	(0.2)	(0.4)	(0.0)	(30.0)
Restructuring	(6.0)	(4.6)	—	—	(0.3)	(0.0)	(11.0)
Improvement in Business Performance due to Restructuring	(1.0)	—	—	(0.0)	(0.0)	(0.0)	(1.0)
Loan Sales	(8.1)	(4.8)	(2.6)	(7.6)	(2.5)	(0.4)	(26.2)
Direct Write-off	44.5	7.4	2.4	4.6	(1.7)	(10.8)	46.5
Other	(11.9)	(7.3)	(7.5)	(10.1)	(17.9)	(316.0)	(371.0)
Debt recovery	(8.9)	(5.9)	(5.9)	(8.3)	(9.6)	(29.1)	(67.9)
Improvement in Business Performance	(2.9)	(1.3)	(1.6)	(1.8)	(8.2)	(286.9)	(303.0)

Total	(10.8)	(10.3)	(7.6)	(13.4)	(23.0)	(327.5)	(392.9)

Mizuho Bank
Liquidation	(7.7)	(0.9)	(0.0)	(0.2)	(0.4)	(0.0)	(9.5)
Restructuring	—	(4.6)	—	—	(0.3)	(0.0)	(5.0)
Improvement in Business Performance due to Restructuring	—	—	—	—	—	—	—
Loan Sales	(8.1)	(4.8)	(2.6)	(7.6)	(0.7)	(0.4)	(24.3)
Direct Write-off	13.0	7.5	2.2	4.8	(2.2)	(10.8)	14.6
Other	(4.6)	(6.8)	(3.5)	(9.4)	(15.9)	(46.2)	(86.6)
Debt recovery	(2.3)	(5.4)	(1.8)	(7.8)	(8.7)	(26.0)	(52.3)
Improvement in Business Performance	(2.2)	(1.3)	(1.6)	(1.6)	(7.2)	(20.1)	(34.2)

Total	(7.5)	(9.7)	(3.9)	(12.4)	(19.6)	(57.6)	(110.9)

Mizuho Corporate Bank
Liquidation	(20.5)	—	—	—	—	—	(20.5)
Restructuring	(0.7)	—	—	—	—	—	(0.7)
Improvement in Business Performance due to Restructuring	(1.0)	—	—	—	—	—	(1.0)
Loan Sales	—	—	—	—	(1.6)	—	(1.6)
Direct Write-off	26.2	(0.0)	0.2	—	0.4	(0.0)	26.9
Other	(7.1)	(0.5)	(3.9)	(0.4)	0.0	(234.1)	(246.1)
Debt recovery	(6.5)	(0.4)	(3.9)	(0.4)	0.0	(2.8)	(14.1)
Improvement in Business Performance	(0.6)	(0.0)	—	—	(0.0)	(231.3)	(232.0)

Total	(3.1)	(0.5)	(3.6)	(0.4)	(1.1)	(234.2)	(243.2)

Mizuho Trust & Banking (Banking Account + Trust Account)
Liquidation	—	—	—	—	—	—	—
Restructuring	(5.2)	—	—	—	—	—	(5.2)
Improvement in Business Performance due to Restructuring	(0.0)	—	—	(0.0)	(0.0)	(0.0)	(0.0)
Loan Sales	—	—	—	—	(0.2)	—	(0.2)
Direct Write-off	5.2	(0.0)	—	(0.2)	(0.0)	—	4.9
Other	(0.1)	(0.0)	(0.0)	(0.2)	(2.0)	(35.6)	(38.1)
Debt recovery	(0.0)	(0.0)	(0.0)	(0.0)	(1.0)	(0.2)	(1.5)
Improvement in Business Performance	(0.0)	(0.0)	(0.0)	(0.2)	(0.9)	(35.4)	(36.6)

Total	(0.1)	(0.1)	(0.0)	(0.5)	(2.2)	(35.6)	(38.7)

(Reference) Breakdown of Accumulated Amount Removed from the Balance Sheet

Aggregated Figures of the 3 Banks (including past figures for their former revitalization subsidiaries) (Banking Account + Trust Account)

	(Billions of yen)
	Amount Removed						Accumulated Removed Amount from B/S since Second Half of Fiscal 2000
	Up to Second Half of Fiscal 2004*	In First Half of Fiscal 2005	In Second Half of Fiscal 2005	In First Half of Fiscal 2006	In Second Halfof Fiscal 2006	In First Half of Fiscal 2007
Liquidation	(1,300.1)	(28.5)	(40.7)	(6.3)	(6.9)	(30.0)	(1,412.7)
Restructuring	(1,600.0)	(12.5)	(55.8)	(104.7)	(55.5)	(11.0)	(1,839.9)
Improvement in Business Performance due to Restructuring	(175.2)	(1.0)	(3.1)	(0.0)	(1.0)	(1.0)	(181.6)
Loan Sales	(3,922.4)	(153.2)	(47.6)	(34.4)	(38.0)	(26.2)	(4,222.0)
Direct Write-off	2,792.5	99.2	45.8	155.4	81.0	46.5	3,220.6
Other	(4,325.4)	(203.8)	(427.3)	(158.2)	(124.5)	(371.0)	(5,610.4)
Debt recovery		(148.5)	(217.0)	(113.8)	(67.7)	(67.9)
Improvement in Business Performance		(55.2)	(210.2)	(44.3)	(56.8)	(303.0)

Total	(8,530.8)	(300.0)	(528.9)	(148.4)	(145.1)	(392.9)	(10,046.2)

*	From the Second Half of Fiscal 2000 to the Second Half of Fiscal 2004.

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Mizuho Financial Group, Inc.

8. Status of Loans by Industry

(1) Outstanding Balances and Non-Accrual, Past Due & Restructured Loans by Industry

Non-Consolidated

Aggregated Figures of the 3 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of September 30, 2007						As of March 31, 2007		As of September 30, 2006
	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Change from March 31, 2007		Change from September 30, 2006		Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
			Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
Domestic Total (excluding Loans Booked Offshore)	59,270.4	1,157.1	(1,692.6)	16.8	(354.1)	263.0	60,963.0	1,140.2	59,624.6	894.1
Manufacturing	7,273.6	102.5	192.4	22.3	28.0	25.3	7,081.1	80.2	7,245.6	77.1
Agriculture	35.3	0.0	(1.7)	0.0	(3.2)	(0.2)	37.1	0.0	38.5	0.3
Forestry	0.9	—	(0.0)	(0.0)	(0.1)	(0.0)	1.0	0.0	1.1	0.0
Fishery	2.3	0.1	(0.0)	(0.0)	(0.7)	0.1	2.4	0.1	3.0	0.0
Mining	131.4	0.1	(7.4)	0.1	(1.5)	0.1	138.9	0.0	133.0	—
Construction	1,348.6	45.7	(18.2)	(6.9)	(42.6)	2.1	1,366.8	52.6	1,391.2	43.5
Utilities	662.8	0.3	(72.4)	0.3	(235.9)	0.2	735.2	0.0	898.7	0.1
Communication	1,972.3	14.2	(107.6)	8.2	1,149.7	7.9	2,079.9	5.9	822.6	6.2
Transportation	2,598.1	136.4	(130.6)	(43.8)	(261.7)	(73.0)	2,728.8	180.3	2,859.9	209.4
Wholesale & Retail	5,694.5	211.6	(158.6)	23.3	(316.2)	42.4	5,853.2	188.2	6,010.8	169.1
Finance & Insurance	6,397.9	216.5	(356.3)	(55.9)	(547.5)	209.1	6,754.3	272.4	6,945.5	7.4
Real Estate	6,556.0	91.8	(155.8)	(22.0)	(149.4)	(33.0)	6,711.8	113.8	6,705.4	124.8
Service Industries	7,440.7	203.6	(283.1)	82.2	158.3	84.5	7,723.9	121.3	7,282.3	119.0
Local Governments	386.5	3.8	(6.8)	(0.0)	22.4	0.8	393.4	3.9	364.1	3.0
Governments	5,042.7	—	(662.2)	—	(474.0)	—	5,704.9	—	5,516.8	—
Other	13,725.9	129.8	76.3	8.9	320.6	(3.7)	13,649.5	120.8	13,405.3	133.5
Overseas Total (including Loans Booked Offshore)	9,221.4	41.1	1,062.9	0.7	1,954.3	(0.2)	8,158.5	40.4	7,267.1	41.4
Governments	247.1	0.0	(48.6)	(4.5)	(16.6)	(2.8)	295.7	4.6	263.8	2.9
Financial Institutions	2,695.8	15.3	849.7	8.9	1,214.4	8.8	1,846.0	6.4	1,481.4	6.5
Other	6,278.4	25.7	261.8	(3.6)	756.6	(6.2)	6,016.6	29.3	5,521.8	31.9

Total	68,491.9	1,198.3	(629.6)	17.6	1,600.1	262.7	69,121.5	1,180.7	66,891.7	935.5

*	Loans to Finance & Insurance sector includes loans to MHFG as follows:

As of September 30, 2007: ¥1,130.0 billion (from MHBK ¥565.0 billion; from MHCB ¥565.0 billion)

As of March 31, 2007: ¥1,380.0 billion (from MHBK ¥690.0 billion; from MHCB ¥690.0 billion)

As of September 30, 2006: ¥1,380.0 billion (from MHBK ¥690.0 billion; from MHCB ¥690.0 billion)

*	Amounts of Outstanding Balances are aggregated figures of banking and trust accounts, and amounts of Non-Accrual, Past Due & Restructured Loans are aggregated figures of banking and trust accounts with contracts indemnifying the principal amounts.

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Mizuho Financial Group, Inc.

	(Billions of yen)
	As of September 30, 2007						As of March 31, 2007		As of September 30, 2006
	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Change from March 31, 2007		Change from September 30, 2006		Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
			Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
Mizuho Bank
Domestic Total (excluding Loans Booked Offshore)	33,519.5	682.7	(545.4)	114.6	(660.1)	155.5	34,065.0	568.0	34,179.6	527.1
Manufacturing	3,132.5	81.4	49.0	17.4	46.3	23.7	3,083.4	64.0	3,086.2	57.6
Agriculture	34.3	0.0	(1.6)	0.0	(3.0)	(0.2)	36.0	0.0	37.4	0.3
Forestry	0.9	—	(0.0)	(0.0)	(0.1)	(0.0)	1.0	0.0	1.1	0.0
Fishery	1.9	0.1	(0.0)	(0.0)	(0.1)	0.1	2.0	0.1	2.0	0.0
Mining	8.5	0.1	(1.0)	0.1	(2.4)	0.1	9.5	—	10.9	—
Construction	714.5	31.7	(47.7)	(1.8)	(60.1)	4.7	762.3	33.6	774.7	27.0
Utilities	81.7	0.0	(1.2)	(0.0)	(3.1)	(0.0)	82.9	0.0	84.8	0.1
Communication	375.6	7.6	(18.2)	2.2	(12.4)	2.2	393.9	5.4	388.1	5.3
Transportation	970.7	34.3	11.2	(13.6)	34.5	(15.8)	959.5	48.0	936.2	50.2
Wholesale & Retail	4,036.1	125.5	(61.6)	24.5	(141.9)	44.1	4,097.8	100.9	4,178.1	81.3
Finance & Insurance	2,109.8	58.5	(62.6)	51.2	(222.4)	51.4	2,172.5	7.3	2,332.3	7.1
Real Estate	3,457.4	79.2	(109.3)	(15.3)	(129.5)	(16.9)	3,566.7	94.6	3,587.0	96.2
Service Industries	3,279.4	143.1	(287.1)	40.3	(229.9)	43.6	3,566.5	102.8	3,509.3	99.5
Local Governments	285.9	—	(6.4)	—	11.8	—	292.3	—	274.1	—
Governments	3,494.4	—	(22.6)	—	(199.3)	—	3,517.1	—	3,693.7	—
Other	11,535.1	120.4	14.0	9.5	251.8	18.3	11,521.0	110.8	11,283.2	102.0
Overseas Total (including Loans Booked Offshore)	—	—	—	—	—	—	—	—	—	—
Governments	—	—	—	—	—	—	—	—	—	—
Financial Institutions	—	—	—	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	—	—	—	—

Total	33,519.5	682.7	(545.4)	114.6	(660.1)	155.5	34,065.0	568.0	34,179.6	527.1

Mizuho Corporate Bank
Domestic Total (excluding Loans Booked Offshore)	19,888.9	415.4	(693.6)	(43.0)	(947.2)	132.4	20,582.6	458.4	20,836.1	282.9
Manufacturing	3,673.5	19.2	93.0	5.1	(76.7)	0.4	3,580.4	14.1	3,750.2	18.8
Agriculture	0.9	—	(0.0)	—	(0.1)	—	1.0	—	1.1	—
Forestry	—	—	—	—	—	—	—	—	—	—
Fishery	0.4	—	—	—	(0.5)	—	0.4	—	1.0	—
Mining	116.6	—	(6.3)	(0.0)	1.2	—	123.0	0.0	115.4	—
Construction	489.4	13.8	8.8	(3.9)	(9.6)	(1.8)	480.5	17.7	499.1	15.6
Utilities	486.3	0.3	(70.1)	0.3	(224.1)	0.3	556.4	0.0	710.5	0.0
Communication	257.8	6.5	(43.0)	6.0	(147.9)	5.7	300.9	0.5	405.8	0.8
Transportation	1,442.7	99.7	(123.1)	12.1	(266.8)	(12.4)	1,565.9	87.5	1,709.6	112.1
Wholesale & Retail	1,436.7	84.5	(90.0)	(1.1)	(169.2)	(1.2)	1,526.8	85.7	1,605.9	85.8
Finance & Insurance	3,664.8	126.4	(405.1)	(103.9)	(402.1)	126.0	4,069.9	230.3	4,067.0	0.3
Real Estate	2,230.4	6.5	(61.8)	(4.6)	(17.9)	(11.2)	2,292.2	11.2	2,248.3	17.8
Service Industries	3,828.7	57.5	(52.8)	47.2	323.5	47.7	3,881.5	10.3	3,505.1	9.8
Local Governments	62.1	—	0.0	—	16.4	—	62.1	—	45.7	—
Governments	1,448.3	—	(39.5)	—	(74.7)	—	1,487.8	—	1,523.0	—
Other	749.6	0.5	96.5	(0.2)	101.8	(21.1)	653.1	0.7	647.7	21.7
Overseas Total (including Loans Booked Offshore)	9,206.8	41.1	1,054.6	2.4	1,943.5	1.2	8,152.2	38.7	7,263.3	39.9
Governments	245.5	0.0	(48.5)	(2.8)	(16.5)	(2.8)	294.0	2.9	262.0	2.9
Financial Institutions	2,695.8	15.3	849.7	8.9	1,214.4	8.8	1,846.0	6.4	1,481.4	6.5
Other	6,265.5	25.7	253.4	(3.6)	745.7	(4.7)	6,012.0	29.3	5,519.7	30.4

Total	29,095.8	456.6	361.0	(40.5)	996.3	133.7	28,734.8	497.1	28,099.4	322.9

Mizuho Trust & Banking (Banking Account + Trust Account)
Domestic Total (excluding Loans Booked Offshore)	5,861.8	58.9	(453.4)	(54.8)	1,253.1	(25.0)	6,315.3	113.8	4,608.7	83.9
Manufacturing	467.6	1.8	50.3	(0.2)	58.4	1.0	417.3	2.0	409.2	0.7
Agriculture	—	—	—	—	—	—	—	—	—	—
Forestry	—	—	—	—	—	—	—	—	—	—
Fishery	—	—	—	—	—	—	—	—	—	—
Mining	6.2	—	(0.0)	—	(0.3)	—	6.3	—	6.6	—
Construction	144.6	0.1	20.6	(1.0)	27.1	(0.7)	123.9	1.2	117.4	0.8
Utilities	94.7	—	(1.0)	—	(8.6)	—	95.7	—	103.4	—
Communication	1,338.7	—	(46.3)	—	1,310.1	—	1,385.0	—	28.5	—
Transportation	184.5	2.3	(18.7)	(42.4)	(29.4)	(44.7)	203.3	44.7	214.0	47.1
Wholesale & Retail	221.6	1.4	(6.9)	0.0	(5.0)	(0.4)	228.5	1.4	226.6	1.9
Finance & Insurance	623.2	31.5	111.3	(3.2)	77.0	31.5	511.8	34.7	546.2	—
Real Estate	868.1	5.9	15.3	(2.0)	(1.9)	(4.7)	852.8	8.0	870.0	10.7
Service Industries	332.5	2.8	56.7	(5.4)	64.6	(6.8)	275.8	8.2	267.8	9.6
Local Governments	38.4	3.8	(0.5)	(0.0)	(5.8)	0.8	39.0	3.9	44.2	3.0
Governments	100.0	—	(600.0)	—	(200.0)	—	700.0	—	300.0	—
Other	1,441.1	8.8	(34.2)	(0.3)	(33.1)	(0.9)	1,475.4	9.2	1,474.3	9.7
Overseas Total (including Loans Booked Offshore)	14.5	—	8.2	(1.6)	10.7	(1.5)	6.3	1.6	3.8	1.5
Governments	1.5	—	(0.0)	(1.6)	(0.1)	—	1.6	1.6	1.7	—
Financial Institutions	—	—	—	—	—	—	—	—	—	—
Other	12.9	—	8.3	—	10.8	(1.5)	4.6	—	2.1	1.5

Total	5,876.4	58.9	(445.1)	(56.5)	1,263.8	(26.5)	6,321.6	115.5	4,612.5	85.5

*	Amounts of outstanding loans are aggregated figures of banking and trust accounts, and amounts of non-accrual, past due & restructured loans are aggregated figures of banking and trust accounts with contracts indemnifying the principal amounts.

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Mizuho Financial Group, Inc.

(2) Disclosed Claims under the FRL and Coverage Ratio by Industry

Non-Consolidated

Aggregated Figures of the 3 Banks (Banking Account + Trust Account)

	(Billions of yen, %)
	As of September 30, 2007						As of March 31, 2007		As of September 30, 2006
	Disclosed Claims under the FRL	Coverage Ratio	Change from March 31, 2007		Change from September 30, 2006		Disclosed Claims under the FRL	Coverage Ratio	Disclosed Claims under the FRL	Coverage Ratio
			Disclosed Claims under the FRL	Coverage Ratio	Disclosed Claims under the FRL	Coverage Ratio
Domestic Total (excluding Loans Booked Offshore)	1,224.2	71.7	21.2	(0.1)	284.9	(1.9)	1,203.0	71.9	939.3	73.7
Manufacturing	109.4	66.3	23.0	(5.8)	27.1	(8.1)	86.4	72.1	82.2	74.5
Agriculture	0.0	63.5	0.0	(36.4)	(0.2)	(28.9)	0.0	100.0	0.3	92.5
Forestry	—	—	(0.0)	(68.4)	(0.0)	(69.4)	0.0	68.4	0.0	69.4
Fishery	0.1	19.4	(0.0)	(0.0)	0.1	(54.5)	0.1	19.4	0.0	73.9
Mining	0.8	67.4	0.7	50.2	0.8	67.4	0.0	17.2	—	—
Construction	46.6	63.9	(7.9)	6.3	2.5	(8.5)	54.5	57.6	44.0	72.5
Utilities	0.3	24.4	0.3	(75.5)	0.2	(75.5)	0.0	100.0	0.1	100.0
Communication	15.8	66.7	9.4	0.1	9.2	(4.1)	6.4	66.6	6.6	70.9
Transportation	140.1	79.3	(41.3)	6.1	(69.5)	10.7	181.4	73.1	209.6	68.5
Wholesale & Retail	218.0	56.2	25.2	(0.2)	47.2	(4.9)	192.7	56.5	170.8	61.2
Finance & Insurance	216.8	57.7	(61.2)	(12.6)	208.8	(12.0)	278.0	70.4	7.9	69.8
Real Estate	92.2	87.1	(21.9)	1.3	(33.8)	0.9	114.1	85.8	126.0	86.2
Service Industries	208.8	77.7	84.7	14.2	89.0	14.4	124.0	63.5	119.7	63.3
Local Governments	31.5	100.0	0.0	—	5.9	—	31.4	100.0	25.5	100.0
Other	143.3	91.8	10.1	0.9	(2.6)	2.6	133.1	90.9	146.0	89.2
Overseas Total (including Loans Booked Offshore)	44.4	83.8	0.7	19.3	(2.4)	19.7	43.7	64.5	46.9	64.1
Governments	0.0	67.4	(4.5)	50.2	(2.8)	48.4	4.6	17.2	2.9	19.0
Financial Institutions	16.2	98.0	8.8	3.8	8.8	4.0	7.3	94.2	7.3	94.0
Other	28.1	75.7	(3.5)	11.2	(8.4)	13.9	31.7	64.5	36.6	61.8

Total	1,268.7	72.0	22.0	0.5	282.4	(1.0)	1,246.7	71.4	986.2	73.1

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

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Mizuho Financial Group, Inc.

9. Housing and Consumer Loans & Loans to Small and Medium-Sized Enterprises (“SMEs”) and Individual Customers

(1) Balance of Housing and Consumer Loans

Non-Consolidated

Aggregated Figures of the 3 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of September 30, 2007			As of March 31, 2007	As of September 30, 2006
		Change from March 31, 2007	Change from September 30, 2006
Housing and Consumer Loans	12,080.5	(34.9)	157.7	12,115.5	11,922.8
Housing Loans for owner’s residential housing	9,713.6	29.3	297.6	9,684.3	9,416.0

Mizuho Bank
Housing and Consumer Loans	11,756.6	(24.9)	175.4	11,781.5	11,581.2
Housing Loans	10,720.5	(40.4)	151.9	10,761.0	10,568.6
for owner’s residential housing	9,443.6	34.8	306.4	9,408.7	9,137.1
Consumer loans	1,036.1	15.5	23.4	1,020.5	1,012.6

Mizuho Corporate Bank
Housing and Consumer Loans	—	—	—	—	—
Housing Loans	—	—	—	—	—
for owner’s residential housing	—	—	—	—	—
Consumer loans	—	—	—	—	—

Mizuho Trust & Banking (Banking Account + Trust Account)
Housing and Consumer Loans	323.9	(10.0)	(17.6)	333.9	341.5
Housing Loans for owner’s residential housing	270.0	(5.5)	(8.8)	275.5	278.9
___________
* Above figures are aggregated banking and trust account amounts.

(2) Loans to SMEs and Individual Customers

Non-Consolidated

Aggregated Figures of the 3 Banks (Banking Account + Trust Account)

	(%, Billions of yen)
	As of September 30, 2007			As of March 31, 2007	As of September 30, 2006
		Change from March 31, 2007	Change from September 30, 2006
Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	62.1	0.0	(0.6)	62.0	62.7
Loans to SMEs and Individual Customers	36,813.7	(1,036.3)	(594.7)	37,850.1	37,408.5
__________
* Loans to MHFG are included as follows:

As of September 30, 2007: ¥1,130.0 billion (from MHBK ¥565.0 billion; from MHCB ¥565.0 billion)
As of March 31, 2007: ¥1,380.0 billion (from MHBK ¥690.0 billion; from MHCB ¥690.0 billion)
As of September 30, 2006: ¥1,380.0 billion (from MHBK ¥690.0 billion; from MHCB ¥690.0 billion)

Mizuho Bank
Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	75.2	(1.1)	(0.3)	76.4	75.6
Loans to SMEs and Individual Customers	25,239.3	(800.8)	(628.4)	26,040.1	25,867.7

Mizuho Corporate Bank
Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	44.9	0.5	3.0	44.3	41.8
Loans to SMEs and Individual Customers	8,930.3	(202.4)	201.0	9,132.8	8,729.2

Mizuho Trust & Banking (Banking Account + Trust Account)
Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	45.1	2.7	(15.8)	42.3	61.0
Loans to SMEs and Individual Customers	2,644.0	(33.0)	(167.4)	2,677.1	2,811.5

*  Above figures are aggregated banking and trust account amounts.

*  Above figures do not include loans booked at overseas offices and offshore loans.

*  The definition of “Small and Medium-sized Enterprises” is as follows:

Enterprises of which the capital is ¥300 million or below (¥100 million or below for the wholesale industry, and ¥50 million or below for the retail and service industries), or enterprises with full-time employees of 300 or below (100 or below for the wholesale industry, 50 or below for the retail industry, and 100 or below for the service industry.)

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Mizuho Financial Group, Inc.

10. Status of Loans by Region

(1) Balance of Loans to Restructuring Countries

Non-Consolidated

Aggregated Figures of the 3 Banks (Banking Account + Trust Account)

	(Billions of yen, Number of countries)
	As of September 30, 2007			As of March 31, 2007	As of September 30, 2006
		Change from March 31, 2007	Change from September 30, 2006
Loan amount	1.1	(44.5)	(34.7)	45.6	35.8
Number of Restructuring Countries*	4	—	—	4	4

*	Number of Restructuring Countries refers to the countries of obligors’ residence.

(2) Outstanding Balances and Non-Accrual, Past Due & Restructured Loans by Region

Non-Consolidated

Aggregated Figures of the 3 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of September 30, 2007						As of March 31, 2007		As of September 30, 2006
	Outstanding Balance	Non-Accrual, Past Due and Restructured Loans	Change from March 31, 2007		Change from September 30, 2006		Outstanding Balance	Non-Accrual, Past Due and Restructured Loans	Outstanding Balance	Non-Accrual, Past Due and Restructured Loans
			Outstanding Balance	Non-Accrual, Past Due and Restructured Loans	Outstanding Balance	Non-Accrual, Past Due and Restructured Loans
Asia	2,115.3	8.2	(367.3)	(9.7)	(63.8)	(4.9)	2,482.7	18.0	2,179.2	13.1
Hong Kong	454.2	0.6	52.7	(0.1)	67.3	(0.0)	401.5	0.8	386.9	0.7
Korea	370.3	—	(71.6)	—	82.9	(0.0)	441.9	—	287.3	0.0
Singapore	329.7	—	31.8	(1.1)	106.4	(0.0)	297.9	1.1	223.3	0.0
Cnina*	24.7	0.8	(395.6)	(6.7)	(370.2)	(2.6)	420.4	7.6	394.9	3.4
Central and South America	2,238.6	0.6	74.4	0.3	644.9	(0.1)	2,164.2	0.2	1,593.7	0.8
North America	2,499.8	5.5	376.1	(0.2)	392.5	(24.1)	2,123.6	5.7	2,107.3	29.6
Eastern Europe	61.6	—	19.5	—	31.1	—	42.0	—	30.4	—
Western Europe	3,366.3	16.5	885.4	10.7	1,225.0	8.3	2,480.8	5.8	2,141.2	8.2
Other	1,093.8	4.4	235.4	0.3	414.1	0.7	858.4	4.0	679.7	3.6

Total	11,375.7	35.4	1,223.6	1.4	2,643.9	(20.1)	10,152.0	33.9	8,731.7	55.5

*	The decrease in China is due to the affect of the establishment of Mizuho Corporate Bank (China), Ltd in June 2007 and other.

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Mizuho Financial Group, Inc.

III. DEFERRED TAXES

1. Change in Deferred Tax Assets, etc.

Consolidated

	(Billions of yen)
	As of September 30, 2007			As of March 31, 2007	As of September 30, 2006
		Change from March 31, 2007	Change from September 30, 2006
Net Deferred Tax Assets (A)	311.3	140.5	79.0	170.8	232.2
(Reference)
Tier I Capital (B)	4,918.7	(14.8)	544.3	4,933.5	4,374.3
(A)/(B) (%)	6.3	2.8	1.0	3.4	5.3

*	Tier I Capital as of September 30, 2006 are calculated under the previous standard.

Non-Consolidated

	(Billions of yen)
	As of September 30, 2007			As of March 31, 2007	As of September 30, 2006
Mizuho Bank		Change from March 31, 2007	Change from September 30, 2006
Total Deferred Tax Assets (A)	1,021.6	(30.0)	(52.8)	1,051.7	1,074.4
Total Deferred Tax Liabilities (B)	(297.5)	40.4	25.6	(337.9)	(323.2)
(A) + (B)	724.1	10.4	(27.1)	713.7	751.2
Valuation Allowance	(356.8)	24.6	60.0	(381.5)	(416.9)
Net Deferred Tax Assets (C)	367.2	35.0	32.9	332.1	334.2

(Reference)
Tier I Capital (D)	1,984.7	19.4	1.7	1,965.3	1,982.9
(C)/(D) (%)	18.5	1.6	1.6	16.9	16.8

Mizuho Corporate Bank
Total Deferred Tax Assets (A)	1,381.8	(76.9)	(119.8)	1,458.7	1,501.7
Total Deferred Tax Liabilities (B)	(612.4)	133.5	78.9	(746.0)	(691.3)
(A) + (B)	769.3	56.6	(40.9)	712.7	810.3
Valuation Allowance	(864.3)	29.3	56.0	(893.6)	(920.4)
Net Deferred Tax Assets (C)	(94.9)	85.9	15.1	(180.9)	(110.1)

(Reference)
Tier I Capital (D)	3,153.8	231.0	109.8	2,922.8	3,044.0
(C)/(D) (%)	(3.0)	3.1	0.6	(6.1)	(3.6)

Mizuho Trust & Banking
Total Deferred Tax Assets (A)	242.4	(19.0)	(31.7)	261.4	274.2
Total Deferred Tax Liabilities (B)	(44.2)	9.2	32.6	(53.5)	(76.9)
(A) + (B)	198.1	(9.7)	0.9	207.8	197.2
Valuation Allowance	(172.4)	16.6	32.9	(189.0)	(205.4)
Net Deferred Tax Assets (C)	25.7	6.8	33.8	18.8	(8.1)

(Reference)
Tier I Capital (D)	344.9	(8.2)	23.9	353.2	321.0
(C)/(D) (%)	7.4	2.1	10.0	5.3	(2.5)

Aggregated Figures of the Three Banks
Total Deferred Tax Assets (A)	2,645.9	(126.0)	(204.4)	2,771.9	2,850.3
Total Deferred Tax Liabilities (B)	(954.3)	183.3	137.3	(1,137.6)	(1,091.6)
(A) + (B)	1,691.6	57.3	(67.1)	1,634.3	1,758.7
Valuation Allowance	(1,393.6)	70.6	149.0	(1,464.3)	(1,542.7)
Net Deferred Tax Assets (C)	297.9	127.9	81.9	169.9	215.9

(Reference)
Tier I Capital (D)	5,483.6	242.2	135.5	5,241.3	5,348.0
(C)/(D) (%)	5.4	2.1	1.3	3.2	4.0

* Tier I Capital as of September 30, 2006 are calculated under the previous standard.

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Mizuho Financial Group, Inc.

2. Estimation of Deferred Tax Assets, etc.

Non-Consolidated

(1) Calculation Policy

Recoverability of Deferred Tax Assets is basically assessed based on future taxable income derived from future profitability, considering that Mizuho Bank, Mizuho Corporate Bank and Mizuho Trust & Banking’s fundamental profitability enabled the three banks consistently to report an appropriate level of Net Business Profits in previous periods. Mizuho Bank, Mizuho Corporate Bank and Mizuho Trust & Banking’s tax losses carry-forwards and future deductible temporary differences in the past resulted from nonrecurring special causes, e.g. losses from extraordinary and significant waiver of claims due to the crash of the bubble economy, acceleration of disposition of NPLs and stock holdings in accordance with government policy to stabilize promptly the financial system under the long deflationary depression, and the restructuring of businesses to meet the severe management environment. Since the three banks could have reported positive taxable income every year if the losses from these special factors were excluded, the conditions under the provisory clause of 5. (1) „ of “Audit Guideline for Considering Recoverability of Deferred Tax Assets” (JICPA Audit Committee Report No. 66) have been fulfilled. Period for future taxable income considered in the assessment is five years.

(Reference) Past results of taxable income (tax loss)

	(Billions of yen)
	Mizuho Bank	Mizuho Corporate Bank	Mizuho Trust & Banking
First Half of Fiscal 2007 (estimate)	160.0	190.0	36.0
Fiscal 2006	128.6	438.4	83.1
Fiscal 2005	124.2	211.0	24.9
Fiscal 2004	36.8	485.1	44.8
Fiscal 2003	396.3	423.4	66.7
Fiscal 2002	(976.5)	(2,326.9)	(195.0)

(Notes)

1.	Figures are taxable income (tax loss) amounts per the final corporation tax returns before deducting tax losses carried forward from prior years. Subsequent amendments have not been reflected.

2.	Figures for the First Half of Fiscal 2007 are estimates of taxable income before deducting tax losses carried forward from prior years.

3.	Above figures are those before deducting losses due to nonrecurring special reasons stipulated in Section 5. of JICPA Audit Committee Report No.66.

If these nonrecurring factors are excluded, positive taxable income would have been recorded in each term.

4.	Figures for the periods before the Corporate Split and Merger are those of the legally surviving banks.

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Mizuho Financial Group, Inc.

(2) Estimation for Calculating Deferred Tax Assets

Mizuho Bank

1. Estimate of future taxable income

					(Billions of yen) (Reference)

		Total amount for five years (from October 1, 2007 to September 30, 2012)			First Half of Fiscal 2007
Gross Profits	1	4,763.2			466.9
General and Administrative Expenses	2	(2,620.9)			(267.2)
Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	3	2,142.3			199.6
Credit-related Costs	4	(500.0)			(81.7)
Income before Income Taxes	5	1,552.3			105.6
Tax Adjustments *1	6	180.1
Taxable Income before Current Temporary Differences *2	7	1,732.4
Effective Statutory tax rate	8	40.60%
Deferred Tax Assets corresponding to Taxable Income before Current Temporary Differences [ 7 x 8 ]	9	703.3	è	Equal to Line 27

*1.	Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.
*2.	Taxable Income before Current Temporary Differences is an estimate of taxable income before reversal of temporary differences as of September 30, 2007.

2. Breakdown of Deferred Tax Assets

		(Billions of yen)
		As of September 30, 2007	Change from March 31, 2007	Change from September 30, 2006	As of March 31, 2007	As of September 30, 2006
Reserves for Possible Losses on Loans	10	162.1	20.3	16.6	141.8	145.4
Devaluation of Securities	11	215.4	3.8	76.5	211.6	138.8
Net Unrealized Losses on Other Securities	12	8.5	8.5	8.5	—	—
Reserve for Employee Retirement Benefits	13	—	—	—	—	—
Net Deferred Hedge Losses	14	35.5	(4.7)	(10.5)	40.3	46.1
Tax Losses Carried Forward	15	380.5	(63.9)	(131.1)	444.5	511.7
Other	16	219.4	5.9	(12.9)	213.4	232.3

Total Deferred Tax Assets	17	1,021.6	(30.0)	(52.8)	1,051.7	1,074.4
Valuation Allowance	18	(356.8)	24.6	60.0	(381.5)	(416.9)

Sub Total [ 17 + 18 ]	19	664.7	(5.3)	7.2	670.1	657.5

Amount related to Retirement Benefits Accounting *	20	(145.9)	(8.8)	14.3	(137.0)	(160.2)
Unrealized Profits related to Lease Transactions	21	—	—	—	—	—
Net Unrealized Gains on Other Securities	22	(80.8)	47.3	51.5	(128.1)	(132.4)
Net Deferred Hedge Gains	23	—	—	—	—	—
Other	24	(70.8)	1.9	(40.2)	(72.7)	(30.5)

Total Deferred Tax Liabilities	25	(297.5)	40.4	25.6	(337.9)	(323.2)

Net Deferred Tax Assets (Liabilities) [17 + 18 + 25]	26	367.2	35.0	32.9	332.1	334.2
Deferred Tax Assets corresponding to Taxable Income before Current Temporary Differences [9]	27	703.3	110.1	221.5	593.1	481.8
Net Unrealized Gains on Other Securities [22]	28	(80.8)	47.3	51.5	(128.1)	(132.4)
Net Deferred Hedge Losses [14]	29	35.5	(4.7)	(10.5)	40.3	46.1
Net Deferred Hedge Gains [23]	30	—	—	—	—	—
Other (including Deferred Tax Assets corresponding to Remaining Taxable Income before Current Temporary Differences and others)	31	(290.8)	(117.6)	(229.6)	(173.1)	(61.2)

*	Amount related to Retirement Benefits Accounting includes deferred tax liabilities related to gains on securities contributed to employee retirement benefit trust (¥(87.4) billion, ¥(87.4) billion and ¥(97.1) billion as of September 30, 2007, March 31, 2007 and September 30, 2006, respectively).

<Explanation>

Future taxable income was estimated using more conservative assumptions than those used in the Business Plan, etc. Details of the respective estimated five-year totals are as follows:

Gross Profits: ¥4,763.2 billion [1]

General and Administrative Expenses: ¥2,620.9 billion [2]

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans): ¥2,142.3 billion [3]

Income before Income Taxes (including Credit-related costs, etc.): ¥1,552.3 billion [5]

Taxable Income before Current Temporary Differences: ¥1,732.4 billion [7].

On the other hand, Deferred Tax Assets which are tax deductible in the future, such as Reserves for Possible Losses on Loans, Tax Losses Carried Forward and others amount to ¥1,021.6 billion [17]. However, after considering temporary differences which are not expected to be reversed in the next five years, Valuation Allowance of ¥(356.8) billion [18] was provided, therefore after offsetting Deferred Tax Liabilities of ¥(297.5) billion [25], ¥367.2 billion [26] of Net Deferred Tax Assets was recorded on the balance sheet.

3-40

Mizuho Financial Group, Inc.

Mizuho Corporate Bank

1. Estimate of future taxable income

					(Billions of yen) (Reference)
		Total amount for five years (from October 1, 2007 to September 30, 2012)			First Half of Fiscal 2007
Gross Profits	1	2,692.4			301.8
General and Administrative Expenses	2	(1,258.7)			(123.6)
Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	3	1,433.7			178.2
Credit-related Costs	4	(250.0)			6.1
Income before Income Taxes	5	1,163.7			212.0
Tax Adjustments *1	6	(75.6)
Taxable Income before Current Temporary Differences *2	7	1,088.0
Effective Statutory tax rate	8	40.65%
Deferred Tax Assets corresponding to Taxable Income before Current Temporary Differences [ 7 x 8 ]	9	442.3	è	Equal to Line 27

*1.	Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.
*2.	Taxable Income before Current Temporary Differences is an estimate of taxable income before reversal of temporary differences as of September 30, 2007.

2. Breakdown of Deferred Tax Assets

		(Billions of yen)
		As of September 30, 2007	Change from March 31, 2007	Change from September 30, 2006	As of March 31, 2007	As of September 30, 2006
Reserves for Possible Losses on Loans	10	152.6	(21.5)	(4.5)	174.1	157.1
Devaluation of Securities	11	258.3	15.4	66.7	242.8	191.5
Net Unrealized Losses on Other Securities	12	11.1	11.1	11.1	—	—
Reserve for Employee Retirement Benefits	13	—	—	—	—	—
Net Deferred Hedge Losses	14	32.7	(11.9)	(0.0)	44.7	32.8
Tax Losses Carried Forward	15	809.3	(77.6)	(166.6)	886.9	975.9
Other	16	117.6	7.6	(26.5)	110.0	144.1

Total Deferred Tax Assets	17	1,381.8	(76.9)	(119.8)	1,458.7	1,501.7
Valuation Allowance	18	(864.3)	29.3	56.0	(893.6)	(920.4)

Sub Total [ 17 + 18 ]	19	517.4	(47.6)	(63.7)	565.0	581.2

Amount related to Retirement Benefits Accounting *	20	(58.5)	(5.4)	25.5	(53.1)	(84.0)
Unrealized Profits related to Lease Transactions	21	—	—	—	—	—
Net Unrealized Gains on Other Securities	22	(511.9)	136.4	88.2	(648.3)	(600.1)
Net Deferred Hedge Gains	23	—	—	—	—	—
Other	24	(42.0)	2.5	(34.8)	(44.5)	(7.1)

Total Deferred Tax Liabilities	25	(612.4)	133.5	78.9	(746.0)	(691.3)

Net Deferred Tax Assets (Liabilities) [17 + 18 + 25]	26	(94.9)	85.9	15.1	(180.9)	(110.1)
Deferred Tax Assets corresponding to Taxable Income before Current Temporary Differences [9]	27	442.3	4.4	(5.0)	437.8	447.3
Net Unrealized Gains on Other Securities [22]	28	(511.9)	136.4	88.2	(648.3)	(600.1)
Net Deferred Hedge Losses [14]	29	32.7	(11.9)	(0.0)	44.7	32.8
Net Deferred Hedge Gains [23]	30	—	—	—	—	—
Other (including Deferred Tax Assets corresponding to Remaining Taxable Income before Current Temporary Differences and others)	31	(58.1)	(42.9)	(67.9)	(15.2)	9.8

*	Amount related to Retirement Benefits Accounting includes deferred tax liabilities related to gains on securities contributed to employee retirement benefit trust (¥(27.0) billion, ¥(27.0) billion and ¥(34.6) billion as of September 30, 2007, March 31, 2007 and September 30, 2006 respectively).

<Explanation>

Future taxable income was estimated using more conservative assumptions than those used in the Business Plan, etc. Details of the respective estimated five-year totals are as follows:

Gross Profits: ¥2,692.4 billion [1]

General and Administrative Expenses: ¥1,258.7 billion [2]

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans): ¥1,433.7 billion [3]

Income before Income Taxes (including Credit-related costs, etc.): ¥1,163.7 billion [5]

Taxable Income before Current Temporary Differences: ¥1,088.0 billion [7].

On the other hand, Deferred Tax Assets which are tax deductible in the future, such as Reserves for Possible Losses on Loans, Tax Losses Carried Forward and others amount to ¥1,381.8 billion [17]. However, after considering temporary differences which are not expected to be reversed in the next five years, Valuation Allowance of ¥(864.3) billion [18] was provided, therefore after offsetting Deferred Tax Liabilities of ¥(612.4) billion [25], ¥94.9 billion [26] of Net Deferred Tax Liabilities was recorded on the balance sheet.

3-41

Mizuho Financial Group, Inc.

Mizuho Trust & Banking

1. Estimate of future taxable income

					(Billions of yen) (Reference)
		Total amount for five years (from October 1, 2007 to September 30, 2012)			First Half of Fiscal 2007
Gross Profits	1	699.5			80.1
General and Administrative Expenses	2	(438.7)			(43.9)
Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	3	260.8			36.2
Credit-related Costs	4	(43.3)			21.7
Income before Income Taxes	5	167.3			58.2
Tax Adjustments *1	6	5.0
Taxable Income before Current Temporary Differences *2	7	172.3
Effective Statutory tax rate	8	40.60%
Deferred Tax Assets corresponding to Taxable Income before Current Temporary Differences [ 7 x 8 ]	9	69.9	è	Equal to Line 27

*1.	Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.
*2.	Taxable Income before Current Temporary Differences is an estimate of taxable income before reversal of temporary differences as of September 30, 2007.

2. Breakdown of Deferred Tax Assets

		(Billions of yen)
		As of September 30, 2007	Change from March 31, 2007	Change from September 30, 2006	As of March 31, 2007	As of September 30, 2006
Reserves for Possible Losses on Loans	10	6.1	(7.5)	(2.9)	13.6	9.0
Devaluation of Securities	11	60.4	0.9	(3.1)	59.5	63.6
Net Unrealized Losses on Other Securities	12	6.5	2.8	6.5	3.6	—
Reserve for Employee Retirement Benefits	13	7.1	(0.7)	(0.7)	7.9	7.9
Net Deferred Hedge Losses	14	—	—	(0.0)	—	0.0
Tax Losses Carried Forward	15	142.7	(14.3)	(32.1)	157.0	174.9
Other	16	19.3	(0.2)	0.7	19.6	18.5

Total Deferred Tax Assets	17	242.4	(19.0)	(31.7)	261.4	274.2
Valuation Allowance	18	(172.4)	16.6	32.9	(189.0)	(205.4)

Sub Total [ 17 + 18 ]	19	69.9	(2.3)	1.1	72.3	68.7

Amount related to Retirement Benefits Accounting *	20	(6.2)	—	—	(6.2)	(6.2)
Unrealized Profits related to Lease Transactions	21	—	—	—	—	—
Net Unrealized Gains on Other Securities	22	(36.8)	8.4	33.8	(45.3)	(70.7)
Net Deferred Hedge Gains	23	(0.2)	0.3	(0.2)	(0.5)	—
Other	24	(0.9)	0.5	(0.9)	(1.4)	—

Total Deferred Tax Liabilities	25	(44.2)	9.2	32.6	(53.5)	(76.9)

Net Deferred Tax Assets (Liabilities) [17 + 18 + 25]	26	25.7	6.8	33.8	18.8	(8.1)
Deferred Tax Assets corresponding to Taxable Income before Current Temporary Differences [9]	27	69.9	2.9	7.4	67.0	62.5
Net Unrealized Gains on Other Securities [22]	28	(36.8)	8.4	33.8	(45.3)	(70.7)
Net Deferred Hedge Losses [14]	29	—	—	(0.0)	—	0.0
Net Deferred Hedge Gains [23]	30	(0.2)	0.3	(0.2)	(0.5)	—
Other (including Deferred Tax Assets corresponding to Remaining Taxable Income before Current Temporary Differences and others)	31	(7.1)	(4.8)	(7.1)	(2.3)	(0.0)

*	Amount related to Retirement Benefits Accounting is deferred tax liabilities related to gains on securities contributed to employee retirement benefit trust.

<Explanation>

Future taxable income was estimated using more conservative assumptions than those used in the Business Plan, etc. Details of the respective estimated five-year totals are as follows:

Gross Profits: ¥699.5 billion [1]

General and Administrative Expenses: ¥438.7 billion [2]

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans): ¥260.8 billion [3]

Income before Income Taxes (including Credit-related costs, etc.): ¥167.3 billion [5]

Taxable Income before Current Temporary Differences: ¥172.3 billion [7].

On the other hand, Deferred Tax Assets which are tax deductible in the future, such as Reserves for Possible Losses on Loans, Tax Losses Carried Forward and others amount to ¥242.4 billion [17]. However, after considering temporary differences which are not expected to be reversed in the next five years, Valuation Allowance of ¥(172.4) billion [18] was provided, therefore after offsetting Deferred Tax Liabilities of ¥(44.2) billion [25], ¥25.7 billion [26] of Net Deferred Tax Assets was recorded on the balance sheet.

3-42

Mizuho Financial Group, Inc.

Aggregated Figures of the 3 Banks

1. Estimate of future taxable income

					(Billions of yen) (Reference)
		Total amount for five years (from October 1, 2007 to September 30, 2012)			First Half of Fiscal 2007
Gross Profits	1	8,155.1			849.0
General and Administrative Expenses	2	(4,318.3)			(434.7)
Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	3	3,836.8			414.2
Credit-related Costs	4	(793.3)			(53.8)
Income before Income Taxes	5	2,883.3			375.9
Tax Adjustments *1	6	109.6
Taxable Income before Current Temporary Differences *2	7	2,992.9
Effective Statutory tax rate	8	40.60%~40.65%
Deferred Tax Assets corresponding to Taxable Income before Current Temporary Differences [ 7 x 8 ]	9	1,215.6	è	Equal to Line 27

*1.	Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.
*2.	Taxable Income before Current Temporary Differences is an estimate of taxable income before reversal of temporary differences as of September 30, 2007.

2. Breakdown of Deferred Tax Assets

		(Billions of yen)
		As of September 30, 2007	Change from March 31, 2007	Change from September 30, 2006	As of March 31, 2007	As of September 30, 2006
Reserves for Possible Losses on Loans	10	320.8	(8.7)	9.2	329.6	311.6
Devaluation of Securities	11	534.2	20.2	140.1	514.0	394.1
Net Unrealized Losses on Other Securities	12	26.1	22.5	26.1	3.6	—
Reserve for Employee Retirement Benefits	13	7.1	(0.7)	(0.7)	7.9	7.9
Net Deferred Hedge Losses	14	68.3	(16.6)	(10.5)	85.0	78.9
Tax Losses Carried Forward	15	1,332.6	(155.9)	(329.9)	1,488.6	1,662.6
Other	16	356.4	13.3	(38.6)	343.0	395.0

Total Deferred Tax Assets	17	2,645.9	(126.0)	(204.4)	2,771.9	2,850.3
Valuation Allowance	18	(1,393.6)	70.6	149.0	(1,464.3)	(1,542.7)

Sub Total [ 17 + 18 ]	19	1,252.2	(55.3)	(55.3)	1,307.6	1,307.6

Amount related to Retirement Benefits Accounting *	20	(210.7)	(14.3)	39.8	(196.3)	(250.5)
Unrealized Profits related to Lease Transactions	21	—	—	—	—	—
Net Unrealized Gains on Other Securities	22	(629.6)	192.2	173.6	(821.9)	(803.3)
Net Deferred Hedge Gains	23	(0.2)	0.3	(0.2)	(0.5)	—
Other	24	(113.7)	5.0	(75.9)	(118.7)	(37.7)

Total Deferred Tax Liabilities	25	(954.3)	183.3	137.3	(1,137.6)	(1,091.6)

Net Deferred Tax Assets (Liabilities) [17 + 18 + 25]	26	297.9	127.9	81.9	169.9	215.9
Deferred Tax Assets corresponding to Taxable Income before Current Temporary Differences [9]	27	1,215.6	117.5	223.8	1,098.1	991.7
Net Unrealized Gains on Other Securities [22]	28	(629.6)	192.2	173.6	(821.9)	(803.3)
Net Deferred Hedge Losses [14]	29	68.3	(16.6)	(10.5)	85.0	78.9
Net Deferred Hedge Gains [23]	30	(0.2)	0.3	(0.2)	(0.5)	—
Other (including Deferred Tax Assets corresponding to Remaining Taxable Income before Current Temporary Differences and others)	31	(356.2)	(165.4)	(304.8)	(190.7)	(51.4)

*	Amount related to Retirement Benefits Accounting includes deferred tax liabilities related to gains on securities contributed to employee retirement benefit trust (¥(120.6) billion, ¥(120.6) billion and ¥(138.0) billion as of September 30,2007, March 31, 2007 and September 30, 2006, respectively).

3-43

Mizuho Financial Group, Inc.

IV. OTHERS

1. Breakdown of Deposits (Domestic Offices)

Non-Consolidated

	(Billions of yen)
	As of September 30, 2007	Change from March 31, 2007	Change from September 30, 2006	As of March 31, 2007	As of September 30, 2006
Aggregated Figures of the 3 Banks
Deposits	64,445.0	(1,086.6)	280.5	65,531.7	64,164.4

Individual Deposits	33,118.0	695.0	1,285.5	32,422.9	31,832.4
Corporate Deposits	26,337.7	(727.3)	(1,315.8)	27,065.1	27,653.5
Financial/Government Institutions	4,989.3	(1,054.2)	310.7	6,043.6	4,678.5

Mizuho Bank
Deposits	51,961.0	(964.4)	1,171.3	52,925.5	50,789.7

Individual Deposits	31,279.7	674.8	1,288.0	30,604.9	29,991.6
Corporate Deposits	17,999.1	(644.2)	(248.4)	18,643.4	18,247.6
Financial/Government Institutions	2,682.1	(995.0)	131.7	3,677.1	2,550.4

Mizuho Corporate Bank
Deposits	9,508.2	(287.3)	(1,094.3)	9,795.5	10,602.6

Individual Deposits	5.3	(3.0)	(2.4)	8.3	7.8
Corporate Deposits	7,627.2	(113.2)	(1,130.1)	7,740.4	8,757.3
Financial/Government Institutions	1,875.5	(171.0)	38.2	2,046.6	1,837.3

Mizuho Trust & Banking
Deposits	2,975.7	165.0	203.6	2,810.6	2,772.1

Individual Deposits	1,832.8	23.1	(0.0)	1,809.6	1,832.9
Corporate Deposits	711.3	30.1	62.8	681.2	648.5
Financial/Government Institutions	431.5	111.8	140.8	319.7	290.7

*	Above figures are before adjustment of transit accounts for inter-office transactions, and do not include deposits booked at overseas offices and offshore deposits.

3-44

Mizuho Financial Group, Inc.

2. Number of Directors and Employees

*	Figures are based on the information in Yuka Shoken Hokokusho.

Mizuho Financial Group, Inc. (Non-Consolidated)

	As of September 30, 2007	Change from March 31, 2007	Change from September 30, 2006	As of March 31, 2007	As of September 30, 2006
Members of the Board of Directors and Auditors	14	—	—	14	14
Executive Officers (excluding those doubling as directors)	4	(2)	(2)	6	6
Employees (excluding Executive Officers)	258	—	—	258	258
________________
* 3 members of the Board of Directors and Auditors double as directors of the banking subsidiaries.

Non-Consolidated

	As of September 30, 2007	Change from March 31, 2007	Change from September 30, 2006	As of March 31, 2007	As of September 30, 2006
Aggregated Figures of the 3 Banks
Members of the Board of Directors and Auditors	32	—	(1)	32	33
Executive Officers (excluding those doubling as directors)	91	4	3	87	88
Employees (excluding Executive Officers)	28,450	1,237	796	27,213	27,654

Mizuho Bank
Members of the Board of Directors and Auditors	11	—	—	11	11
Executive Officers (excluding those doubling as directors)	33	5	4	28	29
Employees (excluding Executive Officers)	17,875	1,475	954	16,400	16,921

Mizuho Corporate Bank
Members of the Board of Directors and Auditors	10	—	(1)	10	11
Executive Officers (excluding those doubling as directors)	39	(2)	(2)	41	41
Employees (excluding Executive Officers)	7,568	(444)	(305)	8,012	7,873

Mizuho Trust & Banking
Members of the Board of Directors and Auditors	11	—	—	11	11
Executive Officers (excluding those doubling as directors)	19	1	1	18	18
Employees (excluding Executive Officers)	3,007	206	147	2,801	2,860

3-45

Mizuho Financial Group, Inc.

3. Number of Branches and Offices

Non-Consolidated

	As of September 30, 2007	Change from March 31, 2007	Change from September 30, 2006	As of March 31, 2007	As of September 30, 2006
Aggregated Figures of the 3 Banks
Head Offices and Domestic Branches	424	10	21	414	403
Overseas Branches	20	(4)	(3)	24	23
Domestic Sub-Branches	49	(8)	(22)	57	71
Overseas Sub-Branches	8	2	3	6	5
Overseas Representative Offices	9	(2)	(3)	11	12

__________

*  Head Offices and Domestic Branches do not include in-store branches (3), branches and offices for remittance purposes only (33), branches and offices to maintain shared ATMs only (1), internet branches (1) and pension plan advisory offices (1).

Mizuho Bank
Head Office and Domestic Branches	371	10	23	361	348
Overseas Branches	—	—	—	—	—
Domestic Sub-Branches	47	(8)	(23)	55	70
Overseas Sub-Branches	—	—	—	—	—
Overseas Representative Offices	—	—	—	—	—

__________

* Head Offices and Domestic Branches do not include in-store branches (3), branches and offices for remittance purposes only (16), branches and offices to maintain shared ATMs only (1), internet branches (1) and pension plan advisory offices (1).

Mizuho Corporate Bank
Head Office and Domestic Branches	18	—	—	18	18
Overseas Branches	20	(4)	(3)	24	23
Domestic Sub-Branches	—	—	—	—	—
Overseas Sub-Branches	8	2	3	6	5
Overseas Representative Offices	8	(2)	(3)	10	11
__________ * Head Office and Domestic Branches do not include branches and offices for remittance purposes only (17).

Mizuho Trust & Banking
Head Office and Domestic Branches	35	—	(2)	35	37
Overseas Branches	—	—	—	—	—
Domestic Sub-Branches	2	—	1	2	1
Overseas Sub-Branches	—	—	—	—	—
Overseas Representative Offices	1	—	—	1	1

3-46

Mizuho Financial Group, Inc.

4. Earnings Estimates for Fiscal 2007

Consolidated

(Billions of yen)
Fiscal 2007
Ordinary Income	4,800.0
Ordinary Profits	830.0
Net Income	650.0

(Reference)

Mizuho Bank, Mizuho Corporate Bank, Mizuho Trust & Banking

Aggregated Figures of the 3 Banks (Non-consolidated)

	(Billions of yen)
	Fiscal 2007 Aggregated Figures	MHBK	MHCB	MHTB
Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	841.0	455.0	300.0	86.0
Ordinary Profits	800.0	310.0	410.0	80.0
Net Income	715.0	280.0	350.0	85.0

Credit-related Costs	(93.0)	(130.0)	20.0	17.0

* Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans) of MHTB excludes the amounts of Credit-related Costs for Trust Accounts.

Mizuho Financial Group, Inc. (Non-Consolidated)

(Billions of yen)
Fiscal 2007
Operating Income	810.0
Operating Profits	790.0
Ordinary Profits	770.0
Net Income	810.0

3-47

Mizuho Bank, Ltd.

(Attachments)

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO BANK

	Millions of yen
	As of September 30, 2007 (A)	As of September 30, 2006 (B)	Change (A) - (B)	As of March 31, 2007 (C)	Change (A) - (C)
Assets
Cash and Due from Banks	¥2,608,578	¥2,387,123	¥221,454	¥2,838,104	¥(229,525)
Call Loans	4,490,000	2,030,000	2,460,000	4,340,000	150,000
Guarantee Deposits Paid under Securities Borrowing Transactions	1,577,979	2,483,516	(905,536)	2,634,880	(1,056,900)
Other Debt Purchased	2,257,304	1,963,067	294,237	2,313,455	(56,150)
Trading Assets	1,066,775	1,312,629	(245,854)	839,706	227,069
Money Held in Trust	685	663	21	686	(0)
Securities	16,756,510	17,980,397	(1,223,887)	15,226,739	1,529,770
Loans and Bills Discounted	33,519,576	34,179,684	(660,107)	34,065,059	(545,483)
Foreign Exchange Assets	121,389	131,474	(10,085)	131,895	(10,506)
Other Assets	2,487,016	2,716,470	(229,454)	2,530,250	(43,234)
Tangible Fixed Assets	600,197	607,024	(6,826)	603,955	(3,757)
Intangible Fixed Assets	122,359	110,318	12,040	119,882	2,476
Deferred Debenture Charges	3	57	(53)	21	(18)
Deferred Tax Assets	367,243	334,297	32,945	332,168	35,074
Customers’ Liabilities for Acceptances and Guarantees	1,245,969	2,823,996	(1,578,026)	1,322,242	(76,273)
Reserves for Possible Losses on Loans	(368,256)	(299,087)	(69,168)	(340,828)	(27,428)
Reserve for Possible Losses on Investments	(84,063)	(83,501)	(561)	(83,430)	(632)

Total Assets	¥66,769,270	¥68,678,133	¥(1,908,863)	¥66,874,790	¥(105,520)

Liabilities
Deposits	¥52,012,039	¥50,834,799	¥1,177,240	¥53,118,788	¥(1,106,749)
Negotiable Certificates of Deposit	1,078,030	1,831,330	(753,300)	1,228,710	(150,680)
Debentures	1,256,794	1,817,230	(560,435)	1,564,366	(307,571)
Call Money	1,359,200	1,632,300	(273,100)	1,509,400	(150,200)
Payables under Repurchase Agreements	199,338	228,449	(29,110)	2,999	196,339
Guarantee Deposits Received under Securities Lending Transactions	2,066,415	1,551,927	514,488	1,499,943	566,471
Trading Liabilities	207,374	276,430	(69,055)	231,277	(23,902)
Borrowed Money	1,175,303	1,714,608	(539,304)	1,177,230	(1,927)
Foreign Exchange Liabilities	17,146	15,598	1,548	13,703	3,443
Bonds and Notes	592,500	415,500	177,000	522,500	70,000
Other Liabilities	3,574,533	3,506,902	67,631	2,509,448	1,065,085
Reserve for Bonus Payments	8,455	7,111	1,343	7,644	810
Reserve for Director and Corporate Auditor Retirement Benefits	1,613	—	1,613	1,676	(62)
Reserve for Frequent Users Services	6,196	1,250	4,945	3,773	2,422
Reserve for Reimbursement of Deposits	8,605	—	8,605	—	8,605
Deferred Tax Liabilities for Revaluation Reserve for Land	78,662	86,707	(8,044)	79,797	(1,134)
Acceptances and Guarantees	1,245,969	2,823,996	(1,578,026)	1,322,242	(76,273)

Total Liabilities	64,888,179	66,744,143	(1,855,963)	64,793,501	94,677

Net Assets
Common Stock and Preferred Stock	650,000	650,000	—	650,000	—
Capital Surplus	762,345	762,345	—	762,345	—
Capital Reserve	762,345	762,345	—	762,345	—
Other Capital Surplus	—	—	—	—	—
Retained Earnings	266,343	272,862	(6,519)	363,825	(97,482)
Appropriated Reserve	—	—	—	—	—
Other Retained Earnings	266,343	272,862	(6,519)	363,825	(97,482)
Retained Earnings Brought Forward	266,343	272,862	(6,519)	363,825	(97,482)
Treasury Stock	—	—	—	—	—

Total Shareholders’ Equity	1,678,688	1,685,208	(6,519)	1,776,171	(97,482)

Net Unrealized Gains on Other Securities, net of Taxes	143,689	193,755	(50,066)	251,748	(108,059)
Net Deferred Hedge Losses, net of Taxes	(52,059)	(67,460)	15,400	(59,027)	6,968
Revaluation Reserve for Land, net of Taxes	110,771	122,486	(11,714)	112,397	(1,625)

Total Valuation and Translation Adjustments	202,402	248,781	(46,379)	305,118	(102,716)

Total Net Assets	1,881,091	1,933,990	(52,899)	2,081,289	(200,198)

Total Liabilities and Net Assets	¥66,769,270	¥68,678,133	¥(1,908,863)	¥66,874,790	¥(105,520)

3-48

Mizuho Bank, Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME (selected items)

OF MIZUHO BANK

	Millions of yen
	For the six months ended September 30, 2007 (A)	For the six months ended September 30, 2006 (B)	Change (A) - (B)	For the fiscal year ended March 31, 2007
Ordinary Income	¥687,826	¥601,235	¥86,590	¥1,264,218
Interest Income	439,454	349,454	89,999	747,368
Interest on Loans and Bills Discounted	306,557	256,851	49,705	539,736
Interest and Dividends on Securities	83,772	62,694	21,078	137,793
Fee and Commission Income	123,859	126,373	(2,514)	262,325
Trading Income	30,206	18,858	11,348	36,919
Other Operating Income	55,646	84,097	(28,451)	167,984
Other Ordinary Income	38,659	22,451	16,208	49,620

Ordinary Expenses	591,844	391,577	200,267	1,085,125
Interest Expenses	138,607	55,275	83,331	153,538
Interest on Deposits	74,602	28,525	46,077	79,750
Interest on Debentures	1,581	1,098	483	2,545
Fee and Commission Expenses	28,736	26,409	2,326	45,630
Trading Expenses	4	848	(844)	1,187
Other Operating Expenses	14,885	19,193	(4,308)	35,717
General and Administrative Expenses	278,349	265,881	12,467	536,875
Other Ordinary Expenses	131,261	23,967	107,294	312,175

Ordinary Profits	95,981	209,658	(113,676)	179,092

Extraordinary Gains	13,656	14,587	(931)	121,850

Extraordinary Losses	3,951	14,788	(10,837)	16,662

Income before Income Taxes	105,687	209,457	(103,770)	284,280
Income Taxes:
Current	243	260	(16)	500
Deferred	4,547	83,781	(79,234)	77,490

Net Income	¥100,896	¥125,415	¥(24,519)	¥206,289

3-49

Mizuho Bank, Ltd.

NON-CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

OF MIZUHO BANK

	Millions of yen
	Shareholders’ Equity									Valuation and Translation Adjustments				Total Net Assets
	Common Stock and Preferred Stock	Capital Surplus			Retained Earnings			Treasury Stock	Total Shareholders’ Equity	Net Unrealized Gains on Other Securities, net of Taxes	Net Deferred Hedge Losses, net of Taxes	Revaluation Reserve for Land, net of Taxes	Total Valuation and Translation Adjustments
		Capital Reserve	Other Capital Surplus	Total Capital Surplus	Appropriated Reserve	Other Retained Earnings	Total Retained Earnings
						Retained Earnings Brought Forward
Balance as of March 31, 2007	¥650,000	¥762,345	—	¥762,345	—	¥363,825	¥363,825	—	¥1,776,171	¥251,748	¥(59,027)	¥112,397	¥305,118	¥2,081,289

Changes during the period
Cash Dividends	—	—	—	—	—	(200,003)	(200,003)	—	(200,003)	—	—	—	—	(200,003)
Net Income	—	—	—	—	—	100,896	100,896	—	100,896	—	—	—	—	100,896
Transfer from Revaluation Reserve for Land, net of Taxes	—	—	—	—	—	1,625	1,625	—	1,625	—	—	—	—	1,625
Net Changes in Items other than Shareholders’ Equity	—	—	—	—	—	—	—	—	—	(108,059)	6,968	(1,625)	(102,716)	(102,716)

Total Changes during the period	—	—	—	—	—	(97,482)	(97,482)	—	(97,482)	(108,059)	6,968	(1,625)	(102,716)	(200,198)

Balance as of September 30, 2007	¥650,000	¥762,345	—	¥762,345	—	¥266,343	¥266,343	—	¥1,678,688	¥143,689	¥(52,059)	¥110,771	¥202,402	¥1,881,091

3-50

Mizuho Corporate Bank, Ltd.

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO CORPORATE BANK

	Millions of yen
	As of September 30, 2007 (A)	As of September 30, 2006 (B)	Change (A) - (B)	As of March 31, 2007 (C)	Change (A) - (C)
Assets
Cash and Due from Banks	¥1,666,957	¥2,112,154	¥(445,197)	¥2,029,748	¥(362,791)
Call Loans	292,767	384,959	(92,192)	290,596	2,171
Receivables under Resale Agreements	2,348,257	1,402,515	945,741	1,742,202	606,054
Guarantee Deposits Paid under Securities Borrowing Transactions	1,515,841	1,158,443	357,398	1,614,829	(98,988)
Other Debt Purchased	215,445	212,813	2,632	204,962	10,483
Trading Assets	3,030,709	3,157,435	(126,726)	2,559,277	471,431
Money Held in Trust	2,024	3,950	(1,925)	2,362	(337)
Securities	17,877,411	17,774,802	102,609	19,457,137	(1,579,725)
Loans and Bills Discounted	29,095,862	28,099,488	996,373	28,734,856	361,005
Foreign Exchange Assets	613,435	636,116	(22,680)	752,828	(139,392)
Derivatives other than for Trading	3,781,063	3,425,903	355,160	3,633,362	147,701
Other Assets	1,417,642	1,450,876	(33,233)	1,180,165	237,477
Tangible Fixed Assets	121,943	121,906	37	122,416	(473)
Intangible Fixed Assets	69,550	62,803	6,746	67,497	2,052
Deferred Debenture Charges	0	0	(0)	0	(0)
Customers’ Liabilities for Acceptances and Guarantees	4,495,407	3,722,407	772,999	4,072,678	422,728
Reserves for Possible Losses on Loans	(284,208)	(316,192)	31,984	(353,347)	69,139
Reserve for Possible Losses on Investments	(65)	(958)	892	(100)	34

Total Assets	¥66,260,046	¥63,409,424	¥2,850,621	¥66,111,474	¥148,572

Liabilities
Deposits	¥19,179,872	¥18,852,054	¥327,817	¥19,257,823	¥(77,950)
Negotiable Certificates of Deposit	7,395,832	7,694,686	(298,854)	7,369,439	26,392
Debentures	2,689,560	3,795,920	(1,106,360)	3,203,020	(513,460)
Call Money	8,965,344	6,726,155	2,239,189	8,811,369	153,974
Payables under Repurchase Agreements	5,743,167	5,654,790	88,377	6,072,047	(328,879)
Guarantee Deposits Received under Securities Lending Transactions	979,792	2,172,289	(1,192,496)	1,233,785	(253,993)
Trading Liabilities	2,299,708	1,972,850	326,858	1,922,795	376,913
Borrowed Money	4,404,671	3,909,729	494,942	4,424,227	(19,556)
Foreign Exchange Liabilities	196,594	209,219	(12,625)	356,761	(160,167)
Short-term Bonds	602,000	343,800	258,200	402,600	199,400
Bonds and Notes	1,059,554	444,664	614,889	738,809	320,744
Derivatives other than for Trading	3,997,010	3,560,634	436,375	3,901,709	95,301
Other Liabilities	845,730	1,042,246	(196,516)	629,368	216,361
Reserve for Bonus Payments	3,120	2,509	610	2,751	368
Reserve for Director and Corporate Auditor Retirement Benefits	2,048	—	2,048	2,381	(333)
Reserve for Possible Losses on Sales of Loans	23,468	—	23,468	—	23,468
Reserve for Contingencies	4,900	19,625	(14,724)	1,376	3,524
Deferred Tax Liabilities	94,994	110,121	(15,127)	180,984	(85,990)
Deferred Tax Liabilities for Revaluation Reserve for Land	27,140	27,529	(388)	27,475	(335)
Acceptances and Guarantees	4,495,407	3,722,407	772,999	4,072,678	422,728

Total Liabilities	63,009,918	60,261,235	2,748,683	62,611,407	398,511

Net Assets
Common Stock and Preferred Stock	1,070,965	1,070,965	—	1,070,965	—
Capital Surplus	330,334	330,334	—	330,334	—
Capital Reserve	330,334	330,334	—	330,334	—
Other Capital Surplus	—	—	—	—	—
Retained Earnings	964,475	880,281	84,193	990,210	(25,735)
Appropriated Reserve	70,700	30,700	40,000	30,700	40,000
Other Retained Earnings	893,774	849,581	44,192	959,510	(65,736)
Retained Earnings Brought Forward	893,774	849,581	44,192	959,510	(65,736)
Treasury Stock	—	—	—	—	—

Total Shareholders’ Equity	2,365,774	2,281,580	84,193	2,391,510	(25,735)

Net Unrealized Gains on Other Securities, net of Taxes	894,497	876,244	18,252	1,135,629	(241,132)
Net Deferred Hedge Losses, net of Taxes	(47,873)	(47,933)	60	(65,292)	17,418
Revaluation Reserve for Land, net of Taxes	37,729	38,297	(567)	38,218	(489)

Total Valuation and Translation Adjustments	884,353	866,608	17,745	1,108,556	(224,202)

Total Net Assets	3,250,127	3,148,189	101,938	3,500,066	(249,938)

Total Liabilities and Net Assets	¥66,260,046	¥63,409,424	¥2,850,621	¥66,111,474	¥148,572

3-51

Mizuho Corporate Bank, Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME (selected items)

OF MIZUHO CORPORATE BANK

	Millions of yen
	For the six months ended September 30, 2007 (A)	For the six months ended September 30, 2006 (B)	Change (A) - (B)	For the fiscal year ended March 31, 2007
Ordinary Income	¥1,078,153	¥809,531	¥268,621	¥1,804,217
Interest Income	765,280	580,317	184,963	1,282,775
Interest on Loans and Bills Discounted	380,883	293,482	87,401	646,336
Interest and Dividends on Securities	266,105	184,328	81,777	421,362
Fee and Commission Income	86,298	78,071	8,227	175,401
Trading Income	73,841	33,502	40,338	96,961
Other Operating Income	62,591	35,771	26,820	65,061
Other Ordinary Income	90,141	81,868	8,272	184,018

Ordinary Expenses	889,318	608,042	281,275	1,490,608
Interest Expenses	615,219	423,107	192,111	976,269
Interest on Deposits	231,933	180,772	51,161	399,333
Interest on Debentures	11,587	17,404	(5,817)	32,032
Fee and Commission Expenses	20,201	19,467	734	39,836
Trading Expenses	1,587	2,996	(1,408)	4,160
Other Operating Expenses	49,132	25,325	23,806	52,062
General and Administrative Expenses	125,154	119,130	6,023	237,866
Other Ordinary Expenses	78,022	18,015	60,007	180,412

Ordinary Profits	188,835	201,488	(12,653)	313,609

Extraordinary Gains	23,718	98,891	(75,173)	133,063

Extraordinary Losses	537	1,202	(665)	3,159

Income before Income Taxes	212,015	299,177	(87,162)	443,513
Income Taxes:
Current	19	19	(0)	38
Deferred	38,216	85,877	(47,660)	120,343

Net Income	¥173,779	¥213,280	¥(39,500)	¥323,131

3-52

Mizuho Corporate Bank, Ltd.

NON-CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

OF MIZUHO CORPORATE BANK

	Millions of yen
	Shareholders’ Equity									Valuation and Translation Adjustments				Total Net Assets
	Common Stock and Preferred Stock	Capital Surplus			Retained Earnings			Treasury Stock	Total Shareholders’ Equity	Net Unrealized Gains on Other Securities, net of Taxes	Net Deferred Hedge Losses, net of Taxes	Revaluation Reserve for Land, net of Taxes	Total Valuation and Translation Adjustments
		Capital Reserve	Other Capital Surplus	Total Capital Surplus	Appropriated Reserve	Other Retained Earnings	Total Retained Earnings
						Retained Earnings Brought Forward
Balance as of March 31, 2007	¥1,070,965	¥330,334	—	¥330,334	¥30,700	¥959,510	¥990,210	—	¥2,391,510	¥1,135,629	¥(65,292)	¥38,218	¥1,108,556	¥3,500,066

Changes during the period
Cash Dividends	—	—	—	—	40,000	(240,005)	(200,004)	—	(200,004)	—	—	—	—	(200,004)
Net Income	—	—	—	—	—	173,779	173,779	—	173,779	—	—	—	—	173,779
Transfer from Revaluation Reserve for Land, net of Taxes	—	—	—	—	—	489	489	—	489	—	—	—	—	489
Net Changes in Items other than Shareholders’ Equity	—	—	—	—	—	—	—	—	—	(241,132)	17,418	(489)	(224,202)	(224,202)

Total Changes during the period	—	—	—	—	40,000	(65,736)	(25,735)	—	(25,735)	(241,132)	17,418	(489)	(224,202)	(249,938)

Balance as of September 30, 2007	¥1,070,965	¥330,334	—	¥330,334	¥70,700	¥893,774	¥964,475	—	¥2,365,774	¥894,497	¥(47,873)	¥37,729	¥884,353	¥3,250,127

3-53